   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1997



                                                       REGISTRATION NO. 33-99964

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-8

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     AMERICAN COMMUNICATIONS SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

           DELAWARE                                                     52-1947746
(STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER IDENTIFICATION
INCORPORATION OR ORGANIZATION)                                             NO.)

                         131 NATIONAL BUSINESS PARKWAY
                       ANNAPOLIS JUNCTION, MARYLAND 20701
                                 (301) 617-4200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------


                           WRITTEN OPTION AGREEMENTS


                            ------------------------

                             RILEY M. MURPHY, ESQ.
                     AMERICAN COMMUNICATIONS SERVICES, INC.
                         131 NATIONAL BUSINESS PARKWAY
                       ANNAPOLIS JUNCTION, MARYLAND 20701
                                 (301) 617-4215
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                with copies to:

                             KEVIN T. COLLINS, ESQ.
                              DORSEY & WHITNEY LLP
                                250 PARK AVENUE
                             NEW YORK, N. Y. 10177

                                 (212) 415-9200


================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS



                                2,149,930 SHARES


                                      LOGO

                                  COMMON STOCK

                            ------------------------


     This Prospectus relates to the offer and sale by certain selling stockholders (the "Selling Stockholders") of American Communications Services, Inc., a Delaware corporation (the "Company" or "ACSI") of an aggregate of 2,149,930 shares of Common Stock, $.01 par value (the "Common Stock"). This Prospectus is to be used in connection with the reoffer and resale of such shares of Common Stock which are issuable to the Selling Stockholders upon exercise of options (the "Options") issued pursuant to written option agreements and written employment agreements between the Selling Stockholders and the Company. The shares of Common Stock offered hereby are offered at the market, or the price in effect in the over-the-counter market at the time of sale to investors. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. The Common Stock is traded on the Nasdaq Stock Market under the symbol "ACNS." On December 19, 1997 the last reported sales price of the Common Stock on the Nasdaq National Market was $11 5/8 per share.


     The Selling Stockholders will receive all of the net proceeds from the sale of the shares of Common Stock offered hereby and will pay all brokerage discounts and selling commissions, if any, applicable to the sale of such shares. The Company is responsible for payment of all other expenses incident to the offer and sale of such shares.


     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


               The date of this Prospectus is December 31, 1997.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the SEC by mail at prescribed rates, or in certain cases by accessing the SEC's World Wide Web site at http://www.sec.gov. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on the Nasdaq National Market and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.


     The Company has filed with the SEC a registration statement on Form S-8 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. This Prospectus contains summaries of the material terms and provisions of certain documents and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the SEC at the address set forth above.


                           FORWARD LOOKING STATEMENTS

     Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors." The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC (File No. 0-25314) are hereby incorporated by reference into this Prospectus:

          (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996;

          (ii) the Company's Annual Report on Form 10-KSB/A for the fiscal year ended June 30, 1996;

          (iii) the Company's Transition Report on Form 10-KSB for the fiscal period from July 1, 1996 to December 31, 1996;

          (iv) the Company's Transition Report on Form 10-KSB/A for the fiscal period from July 1, 1996 to December 31, 1996;

          (v) the Company's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, June 30 and September 30, 1997;

          (vi) the Company's Current Reports on Form 8-K, dated January 8, 1997, January 9, 1997, February 7, 1997, July 29, 1997, October 24, 1997 and November 7, 1997; and

          (vii) the description of the Company's Common Stock contained in its registration statement on Form 8-A filed with the SEC on December 23, 1994, including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Prospectus (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Riley M. Murphy, Executive Vice President -- Legal and Regulatory Affairs, American Communications Services, Inc., at the Company's executive offices located at 131 National Business Parkway, Suite 100, Annapolis Junction, MD 20701, telephone
(301) 617-4200.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. Accordingly, all data for the fiscal period ended December 31, 1996 are for the six-month period then ended. Please refer to the "Glossary" for the definitions of certain capitalized terms used herein and elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, "ACSI" or the "Company" refers to American Communications Services, Inc. and its subsidiaries.

                                  THE COMPANY

     American Communications Services, Inc. ("ACSI" or the "Company") provides a broad range of integrated local voice and data communications services primarily to commercial customers in mid-sized markets in the southern United States. As a competitive local exchange carrier ("CLEC"), the Company has constructed its own local fiber optic networks in 32 markets, is now evaluating additional markets in which it may construct local networks and expects to offer services on its own networks or on a resale basis in up to 50 markets by the end of 1998. The Company uses its own facilities and leases network capacity from others to provide long distance carriers, Internet service providers ("ISPs") and business, government and institutional end-users with an alternative to the incumbent local phone companies for high quality voice, data, video transport and other telecommunications services. The Company believes that its customers choose ACSI's telecommunications services because of the reliability and breadth of the Company's services, discounted pricing relative to the incumbent local exchange carrier ("ILEC") and a high level of customer service.

     From the formation of the Company through 1996, the Company derived substantially all of its revenues from the sale of dedicated services to interexchange carriers ("IXCs") and ISPs. Since the passage of the Telecommunications Act of 1996 (the "Federal Telecommunications Act"), however, the Company has enhanced its product offerings to meet the needs of commercial end-users, and is aggressively expanding the sales and marketing capabilities necessary to deliver these products to such customers. Specifically, the Company introduced local switched voice services, including local exchange services (dial tone) in late 1996, and has also added capabilities to provide other services such as high speed video conferencing, frame relay, asynchronous transfer mode ("ATM") and Internet access.

                             PRODUCTS AND SERVICES

     The Company currently provides a wide range of local telecommunications services including dedicated and private line, local switched voice services, high-speed data services and Internet services. The Company's SONET-based local fiber optic networks and its coast-to-coast leased high broadband backbone data network ("ACSINet") are designed to support this wide range of enhanced communications services, provide increased network reliability and reduce costs for its customers, as follows:

     - Dedicated Services. The Company's special access services, switched transport services and private line services provide high capacity non-switched interconnections: (1) between points of presence ("POPs") of the same IXC; (2) between POPs of different IXCs; (3) between large business and government end-users and their selected POPs; (4) between an IXC POP and an ILEC central office, or between two such central offices; and (5) between different locations of business or government end-users. During 1996, such dedicated services provided substantially all of the Company's revenues.

     - Local Switched Voice Services. The Company began offering local switched voice services (including dial tone) in late 1996. As of September 30, 1997, the Company offered such local switched services using its own facilities in nine markets and offered such services on a resale basis in a total of 32 markets. The Company expects to offer facilities-based services in 16 of the markets in which it has operational local networks by the end of 1997, and it expects to offer local services on a resale basis in additional markets. As an adjunct to its local switched services, the Company anticipates providing calling card and other interLATA services by the end of fiscal 1997.

     - Data Services. During 1996, the Company deployed ACSINet and as of September 30, 1997 had a total of 44 data POPs. ACSI provides a full range of high-speed data services over this network, including Internet connectivity, frame relay, ATM and managed services (such as network design, configuration and installation) to businesses, government, health care providers, educational institutions and ISPs for local and wide area network solutions.

                                       STRATEGY

     The Company's objective is to become a full-service alternative to the ILEC primarily for business, government and institutional end-users in its markets by offering superior products with excellent customer service at competitive prices. In order to achieve this objective, the Company seeks to:

Leverage Existing Infrastructure.

     The Company believes that its integrated telecommunications networks, both its local fiber networks and ACSINet, are capable of providing a broad range of voice and data communications services to its customers. The Company is focusing its efforts on improving penetration in the markets it already serves by continuing to offer additional services. The Company believes that providing switched local voice services permits it to increase the traffic and revenue associated with its networks. The Company also recently began providing calling-card, teleconferencing and other long distance services. In markets in which it does have operational networks, the Company's decision to pursue a resale strategy would help position the Company as a full-service provider, capable of providing its customers with a one-stop-shopping alternative to the ILEC. In markets in which it does not currently have an operational network, this resale strategy may position the Company to eventually construct networks in those markets, which networks would benefit immediately from an existing customer base.

Develop Direct and Indirect Sales Channels to Commercial End-Users.

     The Company has divided its sales and marketing efforts into three different channels: direct sales to end-users, sales to IXCs and ISPs and sales of private-label services through alternative distribution channels.

     - Direct Sales. The Company's local sales force continues to focus on the commercial end-users in each of the markets it serves. The Company believes that its local, customer-oriented, single point-of-service sales structure facilitates greater customer care in both the sales and customer service processes and helps the Company differentiate itself as a customer-focused telecommunications services provider. The Company's major account sales force targets large national accounts. As of September 30, 1997, the Company's sales force in this area was made up of 178 sales people, which represents an increase of 123 sales people since December 31, 1996, and is expected to increase to 210 sales people by the end of 1997.

     - Sales to IXCs and ISPs. The Company sells dedicated services to long distance carriers and ISPs who use the Company's products and services to provide local access for their own products. For example, the Company recently entered into an agreement with MCImetro in which, subject to certain conditions, MCI has agreed to name ACSI as its preferred local provider for dedicated and transport services in 21 ACSI markets for at least a five-year period. See "Recent Developments."

     - Sales Through Alternative Distribution Channels. As of September 30, 1997, the Company had executed 63 sales agency agreements and is actively recruiting additional telecommunications sales agents to market the Company's services. In addition, the Company intends to expand distribution of its services by attempting to contract with IXCs, utilities, cable television service providers ("CATVs"), out-of-region regional Bell operating companies ("RBOCs"), other ILECs and cellular and other wireless communication providers to resell the Company's products and services under their own private labels. The Company is presently recruiting a dedicated sales force to serve in the support of sales through these and other alternative distribution channels.

Market the Company's Services Under the ACSI Brand Name.

     The Company is establishing the ACSI brand name by marketing and packaging its broad array of communications services directly to end-users. In markets in which it has local networks established, both switched services and data services are marketed under the ACSI brand name; in markets in which the Company has no network installed, it resells local switched services under the ACSI brand name. In both types of markets, the Company also pursues opportunities to bundle its services together to strengthen the ACSI identity as a full-service provider of telecommunications services.

Provide Superior Customer Service.

     The Company is developing and implementing an integrated customer care strategy that is intended to provide a heightened level of responsive customer service across its full range of existing and planned products and services. This strategy comprises infrastructure, training, performance monitoring and image/brand recognition and would serve to leverage the Company's operational support systems, other information/financial systems and customer care organizations. For example, the Company has made significant capital investments in its integrated network management platform, which monitors and manages all voice and data network elements. The Company expects to have completed customer care and billing systems by as early as the end of 1998, which are intended to improve the Company's provision of integrated customer service on a cost efficient basis. These and other quality management and improvement programs, when implemented, are expected to enable the Company to differentiate itself in the marketplace by providing a level of customer care and customer service that is of a higher quality than that which is available in today's market.

Expand Resale of Exchanged Local Voice Services.

     Management believes that the Company can successfully enter new markets with lower capital investment by acting as a reseller of either local switched voice or data services. This strategy is intended to allow the Company to build brand name awareness and develop a customer base without incurring the initial capital costs typically incurred by facilities-based entrants. This strategy also enables the Company to make capital decisions based on where its customers are most highly concentrated. Once the Company has established a customer base, the Company plans to invest in extending its network infrastructure in those markets that it already serves.

Accelerate Financial Return on Incremental Expenditures.

     The Company is pursuing opportunities that accelerate the return on the Company's invested capital. The Company believes that it will achieve an earlier return on its investment by focusing on new customer applications in existing markets rather than continuing to increase the number of new networks built. For this reason, the Company has modified its earlier goal of constructing 50 local networks by the end of 1998, is now evaluating additional markets in which it may construct local networks and is establishing a presence in additional markets through the resale of switched services and data POPs. The Company plans to redeploy into customer applications in existing markets the capital that was scheduled to be used to develop those additional networks. While management continues to believe in the long-term return on capital afforded by the constructed networks, it believes that the investment in customer applications will have a more immediate return. As part of this strategy, the Company has also implemented a shift in its incentive compensation for a number of its key executives away from being based upon new network development and growth to being based upon revenue and EBITDA levels (as defined herein).

                                MANAGEMENT TEAM

     The Company's senior management is among the most experienced in the emerging competitive local telecommunications industry. Members of ACSI's executive team developed and/or operated competitive access provider ("CAP") networks in 25 major metropolitan markets for companies such as MFS Communications and Teleport Communications Group. Key executives include:

     ANTHONY J. POMPLIANO, CHAIRMAN OF THE BOARD OF DIRECTORS, had more than 30 years of experience in the telecommunications industry before joining ACSI in August 1993. He was co-founder and President of Metropolitan Fiber Systems, the predecessor organization to MFS Communications, a publicly-traded CLEC that was acquired by WorldCom, Inc. in December 1996. Mr. Pompliano served as President, CEO and Vice Chairman of MFS Communications from April 1988 until March 1991.

     JACK E. REICH, PRESIDENT AND CHIEF EXECUTIVE OFFICER, had 22 years of telecommunications industry and management experience before joining ACSI in December 1996. For two and one-half years prior to joining ACSI, Mr. Reich was employed by Ameritech, Inc. as President of its Custom Business Service Organization, where he was responsible for full business marketing to Ameritech's largest customers for telecommunications services, advanced data services, electronic commerce and managed services/outsource initiatives. Prior to that, he served as President of MCI's Multinational Accounts organization and also served as MCI's Vice President of Products Marketing.

     DAVID L. PIAZZA, CHIEF FINANCIAL OFFICER, joined the Company on March 24, 1997. For ten years prior to joining the Company, Mr. Piazza was employed by MFS Communications in a variety of finance and senior management positions, most recently as the Senior Vice President and Chief Financial Officer of MFS Telecom, Inc., a subsidiary of MFS Communications.

     RILEY M. MURPHY, GENERAL COUNSEL, EXECUTIVE VICE PRESIDENT -- LEGAL AND REGULATORY AFFAIRS AND SECRETARY, had 12 years of experience in the private practice of telecommunications regulatory law for interexchange, cellular, paging and other competitive telecommunications services prior to joining the Company in April 1994. Since February 1995, she has served as an officer and director of the Association for Local Telecommunications Services.

                              RECENT DEVELOPMENTS

     Junior Preferred Stock Offering. On October 16, 1997, the Company consummated the sale of 150,000 shares (the "Junior Preferred Stock Offering" and, together with the Unit Offering and the Debt Offering, each as defined below, the "Recent Offerings"), consisting of its 12 3/4% Junior Redeemable Preferred Stock due 2009 (the "12 3/4% Preferred Stock"). Total net proceeds to the Company from the Junior Preferred Stock Offering were approximately $145.7 million.

     Management Change. Effective September 3, 1997, George M. Tronsrue, III resigned from his position as President and Chief Operating Officer -- Strategy and Technology Development. The Company and Mr. Tronsrue have entered into a separation agreement.

     Debt Offering. On July 23, 1997, the Company consummated the sale of $220 million aggregate principal amount (the "Debt Offering") of its 13 3/4% Senior Notes due 2007 (the "2007 Notes"). Of the total net proceeds of $208 million, the Company placed approximately $70 million representing funds sufficient to pay the first five semi-annual interest payments on the 2007 Notes, into an escrow account for the benefit of the holders thereof.

     Unit Offering. On July 10, 1997, the Company consummated the issuance and sale of 75,000 units (the "Unit Offering"), consisting of its 14 3/4% Redeemable Preferred Stock due 2008 (the "14 3/4% Preferred Stock" and, together with the 12 3/4% Preferred Stock, the "Preferred Stock") and warrants (the "Unit Warrants" and together with the 14 3/4% Preferred Stock, the "Units") to purchase approximately 6,023,800 shares (subject to adjustment) of its Common Stock). Total net proceeds to the Company from the Unit Offering were approximately $67 million.

     Common Stock Offering. On April 15, 1997, the Company consummated (i) the issuance and sale of 5,060,000 shares of Common Stock (inclusive of the May 14, 1997 exercise by the underwriters of their over-allotment option) at a price per share of $5.00 in an underwritten public offering and (ii) the issuance and sale directly to certain of its principal stockholders of 3,600,000 shares of Common Stock at a purchase price of $4.70 per share (together, the "Common Stock Offering"). Total net proceeds to the Company from the Common Stock Offering were approximately $40 million.


     MCImetro Agreement. Effective March 6, 1997, the Company and MCImetro Access Transmission Services, Inc. ("MCI") entered into an agreement in which MCI named ACSI as its preferred local provider for dedicated and transport services in 21 ACSI markets for at least a five year period. Pursuant to this preferred provider agreement, MCI will migrate current dedicated transport circuits in these markets to ACSI and ACSI will be listed as the first choice provider in MCI's provisioning system for all new dedicated access circuits in the designated markets. On June 19, 1997, the Company and MCI executed an agreement giving MCI the option to purchase loop transport services from ACSI where ACSI has collocations with the ILEC and MCI has deployed its own local switch. The parties also have agreed to use their best efforts to execute an agreement pursuant to which MCI will resell local switched services in at least 10 of the 21 identified markets on a wholesale basis. In connection with these agreements (collectively, the "MCI Transaction"), ACSI issued warrants to MCI to purchase up to 620,000 shares of ACSI's Common Stock at $9.86 per share, subject to number and price adjustment in certain circumstances. ACSI has also agreed to issue warrants to purchase up to an aggregate of approximately 1.7 million additional shares of ACSI's Common Stock at fair market value on the date of grant in tranches every six months after execution of the preferred provider agreement, subject to, and based upon, certain increases in revenues to ACSI generated under that agreement. On September 30, 1997, the Company issued 37,582 of such warrants with an exercise price of $9.503 per share. Of the 620,000 warrants issued to MCI on March 6, 1997, 360,000 warrants have vested and the remaining 260,000 warrants will vest only upon execution of the switched services resale agreement. MCI has certain registration rights with respect to any shares of Common Stock issuable to MCI in connection with the MCI Transaction.



     Cybergate Acquisition. On January 17, 1997, the Company acquired 100% of the outstanding capital stock of Cybergate, Inc. in exchange for 1,048,000 shares of Common Stock, plus up to an additional 150,000 shares if certain performance goals are achieved (the "Cybergate Acquisition"). Cybergate, a Florida-based ISP, delivers high-speed data communications services, including computer network connections and related infrastructure services, that provide both commercial and residential customers access to the Internet through their personal computers and the use of a modem. Cybergate had over 200 commercial dedicated line accounts and 13,000 consumer accounts at December 31, 1996 compared to 25 commercial accounts and 7,500 consumer accounts at December 31, 1995. Cybergate had revenues of approximately $4.9 million and EBITDA of approximately $750,000 for the year ended December 31, 1996. The Company believes the Cybergate Acquisition will help ACSI achieve its goal of becoming a major provider of high-speed data communications services in the southern United States. The Cybergate Acquisition provides ACSI with the ability to offer direct Internet access to end-user commercial and consumer customers as well as to provide private label Internet services for the Company's strategic distribution partners throughout all of the Company's markets. The former Cybergate shareholders have certain registration rights with respect to the shares of Common Stock issued to them in connection with the Cybergate Acquisition.

                                  THE OFFERING



SECURITIES OFFERED.........  2,149,930 shares of Common Stock, par value $.01 per share issued to the Selling Stockholders pursuant to written employment and written option agreements with the Company.



SHARES OUTSTANDING.........  As of November 10, 1997, the Company had 36,959,978
                             shares of Common Stock outstanding. Assuming that all of the Options are exercised, the Company will have 39,109,908 shares outstanding.


                                USE OF PROCEEDS


     The Company will receive none of the proceeds from the offer and sale of the shares of Common Stock by the Selling Stockholders. If all of the Options are exercised, the Company will receive approximately $3,176,192 in net proceeds. The Selling Stockholders will receive all of the net proceeds from the shares of Common Stock sold pursuant to this Prospectus. The Company plans to use the net proceeds from the exercise of the Options, if any, to fund sales, marketing and product development costs incurred in connection with the Company's growth, to expand voice and data network density and to fund negative operating cash flow. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors in evaluating an investment in the shares of Common Stock offered hereby.

     ACSI is a Delaware corporation. The Company's principal executive offices are located at 131 National Business Parkway, Suite 100, Annapolis Junction, Maryland 20701, and its telephone number is (301) 617-4200.

     Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors." The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations, with regard thereto or any change in events, conditions or circumstances on which any statement is based.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT PER SHARE, NETWORK AND STATISTICAL DATA)

                                                          SIX MONTHS                           NINE MONTHS
                                                            ENDED       FISCAL PERIOD ENDED       ENDED           NINE MONTHS
                          FISCAL YEAR ENDED JUNE 30,     DECEMBER 31,     DECEMBER 31,(1)     SEPTEMBER 30,   ENDED SEPTEMBER 30,
                        ------------------------------   ------------   -------------------   -------------   -------------------
                          1995            1996               1995              1996               1996               1997
                        --------   -------------------   ------------   -------------------   -------------   -------------------

                                                PRO                                  PRO                                   PRO
                                    ACTUAL    FORMA(2)                   ACTUAL    FORMA(2)                    ACTUAL    FORMA(2)
                                   --------   --------                  --------   --------                   --------   --------
STATEMENT OF
  OPERATIONS DATA:
Revenues..............  $    389   $  3,415   $  7,138     $    989     $  6,990   $  9,626     $   5,239     $ 35,847   $ 36,065
Operating expenses....    14,797     24,543     29,027        7,966       34,434     37,548        28,535       94,044     94,290
Loss from
  operations..........   (14,408)   (21,128)   (21,889)      (6,977)     (27,444)   (27,922)      (23,296)     (58,197)   (58,225)
Interest and other
  income..............       218      4,410      4,410          777        2,757      2,773         5,093        3,893      3,898
Interest and other
  expense.............      (170)   (10,477)   (10,824)      (2,835)     (10,390)   (10,619)      (13,653)     (25,336)   (25,338)
Loss before minority
  interest............   (14,746)   (27,195)   (28,303)      (9,035)     (35,077)   (35,768)      (31,856)     (79,640)   (79,665)
Minority
  interest(3).........        48        413        413          156          160        160           353           --         --
Net loss..............   (14,698)   (26,782)   (27,890)      (8,879)     (34,917)   (35,608)      (31,503)     (79,640)   (79,665)
Net loss per common
  share...............  $  (3.30)  $  (4.96)  $  (4.40)    $  (1.82)    $  (5.48)  $  (4.84)    $   (5.22)    $  (3.45)  $  (3.44)
Weighted average
  shares
  outstanding.........     4,772      6,185      7,215        5,901        6,734      7,764         6,614       24,140     24,197

OTHER DATA:
EBITDA(4).............  $ (7,443)  $(14,901)  $(14,418)    $ (4,855)    $(21,822)  $(21,620)    $ (16,520)    $(40,796)  $(40,766)
Depreciation and
  amortization........       498      3,078      4,322          763        4,912      5,592         4,717       16,077     16,135
Capital
  expenditures........    15,303     60,856     61,667       17,657       64,574     64,832        64,933      103,851    103,851

                                                               DECEMBER 31, 1996                         SEPTEMBER 30, 1997
                                                 ----------------------------------------------     -----------------------------
                                                                                  PRO FORMA                         PRO FORMA
                                                                                 AS ADJUSTED                         FOR THE
                                                                                   FOR THE                       JUNIOR PREFERRED
                                                               PRO FORMA       RECENT OFFERINGS                   STOCK OFFERING
                                                  ACTUAL          (5)               (5)(6)           ACTUAL            (7)
                                                 --------     ------------     ----------------     --------     ----------------
Balance Sheet Data:
Cash and cash equivalents......................  $ 78,618       $114,854           $465,369         $149,874         $295,524
Total assets...................................   230,038        280,254            716,819          500,605          646,255
Long-term liabilities..........................   216,484        210,637            430,637          449,774          449,774
Redeemable stock, options and warrants.........     2,000          2,000            196,739           53,793          199,443
Stockholders' equity (deficit).................   (27,038)        28,339             50,165          (27,583)         (27,583)


                        DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                            1995         1996        1996         1996            1996         1997        1997         1997
                        ------------   ---------   --------   -------------   ------------   ---------   --------   -------------
Network and Selected
  Statistical Data(8):
Networks in
  operation...........          9            10          15           19              21           28          31           32
Route miles...........        136           200         386          543             697          908         957          977
Fiber miles...........      5,957         9,466      28,476       32,774          48,792       75,867      82,693       85,976
Buildings connected...        100           133         216          532             595          858       1,083        1,239
VGE circuits in
  service.............     82,055       125,208     137,431      267,894         384,134      554,883     886,375      989,285
Employees.............        111           142         199          272             322          502         559          669


---------------
(1) Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. All data for the fiscal period ended December 31, 1996 is for the six month period ended December 31, 1996.

(2) Pro forma to give effect to the Cybergate Acquisition as if consummated at the beginning of the earliest period presented.

(3) Minority interest represents a 7.25% ownership of AT&T Credit Corporation in the Company's subsidiaries that operate its networks in Louisville, Fort Worth, Greenville, Columbia and El Paso. See "Description of Certain Indebtedness."

(4) EBITDA consists of net income (loss) before net interest, income taxes, depreciation and amortization, noncash stock compensation and, in fiscal year ended June 30, 1995, debt conversion expense of $385,000. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles ("GAAP"). Noncash compensation expense associated with employee stock options was $6.4 million and $2.7 million in fiscal years ended June 30, 1995 and 1996, respectively, $1.2 million and $550,000 in the six months ended December 31, 1995 and fiscal period ended December 31, 1996, respectively and $1.7 million and $1.3 million in the nine months ended September 30, 1996 and 1997, respectively. See Note 6 of "Notes to Consolidated Financial Statements."

(5) Pro forma to give effect to (i) the Cybergate Acquisition as if consummated on December 31, 1996, (ii) sale of 5,060,000 shares of Common Stock in the Common Stock Offering (including shares sold upon exercise of the underwriters' over-allotment option), sale to certain stockholders of 3,600,000 shares of Common Stock in the Common Stock Offering and application of the net proceeds therefrom and (iii) conversion upon consummation of the Common Stock Offering of the previously outstanding preferred stock and payment of accrued dividends in cash and Common Stock in connection with such conversion in the same proportion of accrued dividends payable that were paid in cash and shares of Common Stock upon completion of the Common Stock Offering.

(6) As adjusted to give effect to the Recent Offerings. The aggregate net proceeds from the sale of the Units was approximately $67 million, which was allocated to the 14 3/4% Preferred Stock and the Unit Warrants based upon their relative fair values of $49.1 million for the 14 3/4% Preferred Stock and $21.8 million for the Unit Warrants (also reflects a consulting fee of approximately $370,000 with respect to the purchase of Units by certain principal stockholders and certain other parties in the Unit Offering and consent solicitation fees paid out of the proceeds of the United Offering of $4.375 million, which includes a solicitation agent fee of $500,000). The net proceeds of the Debt Offering were approximately $138 million, excluding restricted cash of $70 million (also reflects a consulting fee of $500,000 with respect to the purchase of $50 million of the 2007 Notes by W.R. Huff Asset Management Co., LLC on behalf of investment management accounts for which it acts as investment advisor and over which it has sole dispositive power and consent solicitation fees paid out of the proceeds of the Debt Offering of $3.875 million). The net proceeds from the Junior Preferred Stock Offering were approximately $145.7 million.

(7) As adjusted for the Junior Preferred Stock Offering, the net proceeds of which were approximately $145.7 million.

(8) Network and Selected Statistical Data are derived from ACSI's records.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in or incorporated by reference in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus.

NEGATIVE CASH FLOW; ANTICIPATED FUTURE LOSSES; SIGNIFICANT FUTURE CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL CASH.

     The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception, has incurred significant net operating losses and negative cash flow. As of June 30, 1996, December 31, 1996 and September 30, 1997, the Company had accumulated deficits of $47.5 million, $82.4 million and $162.1 million, respectively. During the fiscal period ended December 31, 1996, the Company incurred a net operating loss of $27.4 million and generated negative cash flow from operations of $6.7 million. During the nine months ended September 30, 1997, the Company incurred a net operating loss of $58.2 million and generated negative cash flow from operations of $69.4 million. The Company expects to continue to incur operating losses and negative cash flow from operations for at least the next several years in connection with implementing and marketing its local switched voice and high-speed data services and establishing and expanding its local networks. The Company currently expects to begin to generate positive cash flow from operations in the year 2000. However, there can be no assurance that the Company's networks or any of its other services will ever provide a revenue base adequate to achieve or sustain profitability or to generate positive cash flow or that the Company will begin to generate positive cash flow by the year 2000.

     The Company's further development and enhancement of new services, including local switched voice and high-speed data services, as well as the continued development, construction, expansion, operation and potential acquisition of local networks, will require substantial capital expenditures. The Company's ability to fund these expenditures is dependent upon the Company's ability to raise substantial financing. As of September 30, 1997, the Company had raised approximately $475 million from debt and equity financings, $31.2 million of which had been advanced under a $31.2 million secured credit facility with AT&T Credit Corporation (the "AT&T Credit Facility"), approximately $96.1 million of which had been raised from the issuance of $190.0 million principal amount of the Company's 13% Senior Discount Notes due 2005 (the "2005 Notes") and warrants to purchase 2,432,000 shares of Common Stock at $7.15 per share (the "2005 Warrants"), approximately $61.8 million of which had been raised from the issuance of $120.0 million principal amount of the Company's 12 3/4% Senior Discount Notes due 2006 (the "2006 Notes"), approximately $40.0 million of which had been raised in the Common Stock Offering, approximately $67 million of which had been raised in the Unit Offering, approximately $138 million of which had been raised from the issuance of $220 million of the 2007 Notes (the 2007 Notes, together with the 2006 Notes and the 2005 Notes, the "Existing Notes"). The 2005 Notes were issued under the indenture dated November 14, 1995 (the "2005 Indenture"), the 2006 Notes were issued under the indenture dated March 21, 1996 (the "2006 Indenture") and the 2007 Notes were issued under the indenture dated July 23, 1997 (the "2007 Indenture" and together with the 2005 Indenture and 2006 Indenture, the "Existing Indentures"). The Company estimates that from September 30, 1997 through December 31, 1997 and December 31, 1998, remaining capital required for implementation of its integrated networks and its other services and to fund negative cash flow will be approximately $40.0 million and $144.0 million, respectively. At September 30, 1997, the Company had approximately $149.9 million of cash and cash equivalents available for this purpose. The Company continues to use the estimated net proceeds from the Debt Offering, the Unit Offering and the Junior Preferred Stock Offering principally to fund sales, marketing and product development costs incurred in connection with the Company's growth, to expand voice and data network density and to fund negative operating cash flow. The Company continues to consider potential acquisitions or other strategic arrangements that may fit the Company's strategic plan. Any such acquisitions or strategic arrangements that the Company might consider are likely to require additional equity or debt financing, which the Company will seek to obtain as required and may also require that the Company obtain the consent of its debt holders.

     Management anticipates that the Company's current cash resources are sufficient to fund the Company's continuing negative cash flow and required capital expenditures into the first quarter of 2000. Without an infusion of additional cash, the Company will exhaust its cash resources during the first quarter of 2000. To meet its additional remaining capital requirements and to successfully implement its strategy, the Company will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debt holders. Accordingly, there can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to implement its strategy successfully, in which event the Company will be unable to fund its ongoing operations, which would have a material adverse effect on its business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL LEVERAGE; RECENT DEFAULT; FUTURE CASH OBLIGATIONS

     Since inception, the Company's consolidated cash flow from operations has been negative. As a result, the Company has been required to pay its fixed charges (including interest on existing indebtedness) and operating expenses with the proceeds from sales of its debt and equity securities. As a result of the issuance of the Existing Notes, the Company will be required to satisfy substantially higher periodic cash debt service obligations in the future. Commencing in the year 2001, cash interest on the 2005 Notes and 2006 Notes will be payable semi-annually at the rate of 13% per annum (approximately $24.7 million per year) and 12 3/4% per annum (approximately $15.3 million per year), respectively. The full accreted value of the 2005 Notes and 2006 Notes of $190.0 million and $120.0 million, respectively, will become due on November 1, 2005 and April 1, 2006, respectively. In addition, commencing in 1998 the Company will have substantial cash interest requirements with respect to the 2007 Notes. The $220.0 million face value of the 2007 Notes will become due July 15, 2007. As of September 30, 1997, the Company (through five of its subsidiaries) had approximately $31.2 million in debt outstanding under the AT&T Credit Facility. The credit provided under the AT&T Credit Facility must be used, if at all, by the five subsidiaries (operating local networks in Louisville, Fort Worth, Greenville, Columbia and El Paso) to which funds have already been advanced. As of September 30, 1997, the Company had approximately $449.8 million of consolidated outstanding long-term indebtedness. As of September 30, 1997, the total consolidated liabilities of the Company were approximately $474.4 million. It is expected that the Company and its subsidiaries will incur additional indebtedness, including increasing the borrowing capacity under the AT&T Credit Facility to $35 million the maximum amount permitted to be incurred under the Existing Indentures. Many factors, some of which are beyond the Company's control, will affect its performance and, therefore, its ability to meet its ongoing obligations to repay the Existing Notes and its other debt. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Existing Notes and its other debt. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

     On June 11, 1997, the Company notified the trustee under each of the 2005 Indenture and 2006 Indenture that, as of June 10, 1997, it had approximately $13.0 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. As of June 30, 1997, the Company had approximately $17.4 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. These overdue amounts constituted Indebtedness of the Company, as that term is defined in the 2005 Indenture and 2006 Indenture. The incurrence by the Company of such Indebtedness is not permitted under the 2005 Indenture and 2006 Indenture and, therefore, constituted an Event of Default (as defined in the 2005 Indenture and 2006 Indenture) under the 2005 Indenture and 2006 Indenture. The Company used a portion of the proceeds of the Unit Offering to pay in full all ordinary course trade accounts payable that were more than 60 days overdue to cure such Event of Default.

     In addition, in connection with the Unit Offering and Junior Preferred Stock Offering, the Company issued the 14 3/4% Preferred Stock and the 12 3/4% Preferred Stock, respectively, dividends on which may be paid, at the Company's option, either in cash or by the issuance of additional shares of Preferred Stock;

provided, however, that after June 30, 2002, to the extent and so long as the Company is not precluded from paying cash dividends on the Preferred Stock by the terms of any then outstanding indebtedness or any other agreement or instrument to which the Company is then subject, the Company shall pay dividends on such Preferred Stock in cash.

     The level of the Company's indebtedness and its other obligations could have important consequences to holders of the Common Stock, including the following: (i) the debt service requirements of the Company's existing indebtedness and any additional indebtedness could make it difficult for the Company to make payments on the Existing Notes and the Preferred Stock; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) any cash flow from the operations of certain of the Company's subsidiaries may need to be dedicated to debt service payments and might not be available for other purposes; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business; (v) the Company is more highly leveraged than most of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness will make it more vulnerable to a downturn in its business.

CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

     The Existing Indentures, the AT&T Credit Facility and the Certificates of Designation relating to the Preferred Stock impose operating and financial restrictions on the Company and its subsidiaries. These restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness or create liens on their assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any of these restrictions could limit the availability of borrowings or result in a default thereunder. See "Description of Certain Indebtedness." In addition, the terms of any debt or equity financings undertaken by the Company to meet its future cash requirements could restrict the Company's operational flexibility and thereby adversely affect the Company's business, results of operations and financial condition.

RAPID EXPANSION OF OPERATIONS

     Subject to the sufficiency of its cash resources, the Company plans to continue to expand its business rapidly. There can be no assurance that a market will develop for any of the Company's services, that the Company's implementation of these services will be technically or economically feasible, that the Company will be able to market them successfully or that the Company will be able to operate these services profitably. Any failure of the Company to implement its growth strategy or manage its expanded operations effectively will have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF RAPID GROWTH

     The Company's future performance will depend, in large part, upon its ability to manage its growth effectively. The Company's rapid growth has placed, and in the future will continue to place, a significant strain on its administrative, operational and financial resources. In the past year, the Company has effected a management reorganization in connection with which the Company hired several new members of senior management and saw the departure of several significant employees and former members of senior management. The Company anticipates that continued growth will require it to integrate its newest senior managers successfully and to recruit and hire a substantial number of new managerial, finance, accounting and support personnel. Failure to retain and attract additional management personnel who can manage the Company's growth effectively would have a material adverse effect on the Company and its growth. To manage its growth successfully, the Company will also have to continue to improve and upgrade operational, financial, accounting and information systems, controls and infrastructure as well as expand, train and manage its employee base. In the event the Company is unable to upgrade its financial controls and accounting and reporting systems adequately to support its anticipated growth, the Company's business, results of operation and financial condition would be materially adversely affected. In addition, the demands on the Company's marketing and sales resources have grown rapidly with the Company's rapidly expanding network and service offerings. The Company is taking steps to improve marketing support of its expanded operations and plans to increase its existing sales force during 1997 and 1998. There can be no assurance, however, that the Company will be successful in attracting, retaining or effectively managing and motivating such personnel or that its expanded sales force can successfully market the Company's services or that the failure of either of the foregoing to occur would not have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON BILLING, CUSTOMER SERVICES AND INFORMATION SYSTEMS

     Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for the Company's historical lines of business have been produced largely in-house with partial reliance on third-party vendors. These systems have generally met the Company's needs due in part to the low volume of customer billing. As the Company transitions to the provisioning of local services and as its long distance and Internet operations continue to expand, the need for sophisticated billing and information systems will increase significantly. The Company's plans for the development and implementation of its billing systems rely, for the most part, on the delivery of products and services by third party vendors. Similarly, the Company is developing customer call centers to respond to service orders. Information systems are vital to the success of the call centers, and the information systems for these call centers are largely being developed by third party vendors. Failure of these vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify all of its information and processing needs, failure of the Company's related processing or information systems, or the failure of the Company to upgrade systems as necessary could have a material adverse effect on the ability of the Company to reach its objectives, on its financial condition and on its results of operations.

DEPENDENCE ON A SMALL NUMBER OF MAJOR CUSTOMERS

     The Company receives a significant portion of its revenues from a small number of major customers, particularly the IXCs that service the Company's markets. For the fiscal year ended June 30, 1996, the fiscal period ended December 31, 1996 and the nine months ended September 30, 1997, approximately 60%, 40% and 24% of the Company's revenues, respectively, were attributable to access services provided to four of the largest IXCs, including services provided for the benefit of their customers. The Company is, and expects to continue to be, dependent upon such customers, and the loss of any one of them could have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, customers who account for significant portions of the Company's revenues may have the ability to negotiate prices for the Company's services that are more favorable to the customer and that result in lower profit margins for the Company. The Federal Telecommunications Act may also encourage IXCs to construct their own local facilities, repackage unbundled network elements and/or resell the local services of ACSI's competitors, which may materially adversely affect the Company's business, results of operations and financial condition. Additionally, in the nine months ended September 30, 1997, approximately 33% of the Company's revenues were generated by ISPs. See "-- Competition," "Business -- Competition" and "-- Regulation."

DEPENDENCE UPON SUPPLIERS; SOLE AND LIMITED SOURCES OF SUPPLY

     The Company relies on other companies to supply certain key components of its network infrastructure, including telecommunications services, network capacity and switching and networking equipment, which, in the quantities and quality demanded by the Company, are available only from sole or limited sources. The Company is also dependent upon ILECs to provide telecommunications services and facilities to the Company and its customers. The Company has from time to time experienced delays in receiving telecommunications services and facilities, and there can be no assurance that the Company will be able to obtain such services or facilities on the scale and within the time frames required by the Company at an affordable cost, or at all. Any failure to obtain such services or additional capacity on a timely basis at an affordable cost, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company also is dependent on its suppliers' ability to provide necessary products and components that comply with various Internet and telecommunications standards, interoperate with products and components from other vendors and function as intended when installed as part of the network infrastructure. Any failure of the Company's sole or limited source suppliers to provide products or components that comply with Internet and telecommunications standards, interoperate with other products or components used by the Company in its network infrastructure or by its customers or fulfill their intended function as a part of the network infrastructure could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

DEPENDENCE UPON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

     The Company's success in marketing its services to business and government users requires that the Company provide superior reliability, capacity and security via its network infrastructure. The Company's networks and networks upon which it depends are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which may cause interruptions in service or reduced capacity for the customers. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON RIGHTS-OF-WAY AND OTHER THIRD PARTY AGREEMENTS

     The Company must obtain easements, rights-of-way, franchises and licenses (collectively, "local approvals") from various private parties, actual and potential competitors and local governments in order to construct and maintain its fiber optic local networks. The Company has obtained the local approvals necessary to construct and operate its local networks in the central business districts of all of the markets in which the Company's local networks are presently operating or are under construction. The Company does not yet have all of the local approvals required to implement its local network business plan in prospective new markets or to expand its existing markets, and there can be no assurance that the Company will be able to obtain and maintain local approvals on acceptable terms or that ILECs, CLECs or other competitors will not obtain similar local approvals that will allow them to compete against the Company or enter a market before the Company. In addition, there can be no assurance that the Company will be able to expand its existing networks to compete effectively. Some of the agreements for local approvals obtained by the Company may be short-term, or revocable at will, and there can be no assurance that the Company will have continued access to local approvals after their expiration. If any of these agreements were terminated or could not be renewed and the Company was forced to remove its fiber from the streets or abandon its local network in place, such termination or non-renewal would be likely to have a material adverse effect on the Company's business, results of operations and financial condition. Similarly, there can be no assurance that if any of these agreements are renewed that they may be renewed on terms favorable to the Company. Furthermore, certain of the Company's pole attachment agreements with private entities are contingent on CLECs being legally entitled to pole access. Certain utilities have challenged the constitutionality of mandatory access to poles and other facilities in ongoing litigation. If ongoing litigation or legislative activity alters current requirements, the Company may be denied access or required to renegotiate the rates and other terms for access in these contracts. In this event, the Company may have to consider alternative means for building out its local networks.

     As a condition to granting local approvals to the Company, certain local governments have required the Company to post performance bonds or letters of credit and to pay ongoing fees based upon the gross revenues generated by, or linear footage of, the applicable network. In many markets, ILECs are not required to pay such fees or pay substantially less than those paid by the Company, which may put the Company at a competitive disadvantage in its markets. In addition, as of September 30, 1997, the Company had posted approximately $8.3 million in performance bonds and letters of credit and expects to post additional bonds or letters of credit in the future. As of September 30, 1997, the Company had been required to pledge approximately $4.9 million in cash collateral to obtain these bonds and letters of credit, and may be required to pledge substantial collateral to obtain the bonds or letters of credit in the future. See "Business -- Implementation of Integrated Network -- Rights-of-Way" and "-- Regulation."

EFFECT OF REGULATION

     As a common carrier, the Company is subject to substantial federal, state and local regulation. The Company's local networks do not require authorization from the Federal Communications Commission (the "FCC") for construction or installation. However, the Company may file FCC tariffs stating its rates, terms and conditions of service for access services and must file tariffs covering its international traffic. State regulatory agencies regulate intrastate communications, while local authorities control the Company's access to and use of municipal rights-of-way. The Federal Telecommunications Act preempted all state and local legal requirements which prohibit or have the effect of prohibiting any entity from providing any intrastate telecommunications service. However, many states continue to require telecommunications carriers to obtain a certificate, license, permit or similar approval before providing services. Thus, the Company's ability to provide additional intrastate services is dependent upon its receipt of requisite state regulatory approval. The inability to obtain the approvals necessary to provide intrastate switched services could have a material adverse effect on the Company's business, results of operations and financial condition. In the event that negotiations with the ILECs do not succeed, the Company has a right to seek state PSC arbitration of any unresolved issues.

     The Federal Telecommunications Act imposes a duty upon all ILECs to negotiate in good faith with potential interconnectors such as the Company to provide interconnection to the ILEC network, exchange local traffic, make unbundled basic local network elements available and permit resale of most local services. Some local interconnection agreements must be filed with state Public Service Commissions ("PSC") for approval. In the event that negotiations with the ILECs do not succeed, the Company has a right to seek PSC arbitration of any unresolved issues.

     The Federal Telecommunications Act also has increased local competition by IXCs, CATVs and public utility companies, which may have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Federal Telecommunications Act has granted important regulatory relief to the ILECs, including providing ILECs substantial new pricing flexibility, restoring the ability of RBOCs to provide long distance services and allowing RBOCs to provide certain cable television services. Moreover, the FCC recently has taken a number of actions intended ultimately to reduce regulation of ILECs, restructure the manner in which ILECs charge for interexchange access services, reduce interexchange access service rate levels and reform the current methods used to fund universal service goals. These changes will tend to enhance the competitive position of the ILECs, which may materially adversely affect the Company. Furthermore, no assurance can be given that court decisions or changes in current or future federal or state legislation or regulations would not materially adversely affect the Company. See "-- Competition" and "Business -- Regulation."

     Internet-related information services are not currently subject to direct regulation by the FCC or any other U.S. agency other than regulation applicable to businesses generally. The FCC is considering whether additional regulations should be applied to Internet services and whether Internet service providers should pay interexchange access charges. Moreover, as discussed hereafter, the Federal Telecommunications Act and similar state laws create civil and criminal penalties for the knowing transmission of "indecent" material over the Internet. Additionally, the Federal Telecommunications Act may permit telecommunications companies, RBOCs or others to increase the scope or reduce the cost of their Internet access services. These and other changes in the regulatory environment relating to the telecommunications or Internet-related services industry could have an adverse effect on the Company's Internet-related services business.

     The Company cannot predict the effect that the Federal Telecommunications Act or any future legislation, regulation or regulatory changes may have on its business.

COMPETITION

     The Company operates in a highly competitive environment for all of its services. An increasing trend toward strategic business alliances in the telecommunications industry may create significant new competition for ACSI.

     - Dedicated and Switched Voice Services. The Company's competitors in this market are predominantly ILECs, other CLECs and CATVs and may potentially include microwave carriers, satellite carriers, teleports, public utilities, wireless telecommunications providers, IXCs, integrated communications providers and private networks built by large end-users. With the passage of the Federal Telecommunications Act and the entry of RBOCs into the long distance market, the Company believes that IXCs may construct their own local facilities and/or resell local services in order to compete with the bundled local and long distance services to be offered by the ILECs as a result of the Federal Telecommunications Act. Given that a substantial portion of the Company's revenues are billed to IXCs for services provided for the benefit of their customers, such action could have a material adverse effect on the Company. See
       "Business -- Competition."

       Currently, the Company does not have a significant market share in any market. Most of the Company's actual and potential competitors have substantially greater financial, technical and marketing resources than the Company. In particular, ILECs have long-standing relationships with their customers, have the potential to subsidize access services with monopoly service revenue and benefit from certain existing federal, state and local regulations that the Company believes, in certain respects, favor ILECs over the Company. See "Business -- Regulation." For example, the Interconnection Decisions issued by the FCC and the Federal Telecommunications Act, which allow CLECs to interconnect with ILECs' facilities, have been accompanied by increased pricing flexibility and partially relaxed regulatory oversight of ILECs. The Company believes that ILECs are offering and will continue to offer term and volume discounts to customers, which will further increase competition for the Company and other CLECs and which could significantly adversely affect the Company's future dedicated services revenues. Moreover, some ILECs impose reconfiguration charges and/or termination liabilities on customers seeking to shift their traffic from ILEC facilities to CLEC facilities, which may have an adverse effect on a CLEC's ability to attract these customers and, in several instances, ILECs have delayed converting customers who have requested conversion to the Company's local networks. The Company may have to incur additional expense to acquire customers if the Company has to reimburse their termination liabilities. Although these problems have been encountered with several ILECs, the Company has filed formal complaints with the FCC alleging that BellSouth in particular has imposed reconfiguration charges in an unreasonable and discriminatory manner and has failed to convert customers to ACSI's local services on a timely basis.

       The Company expects that other CLECs may operate in most, if not all, of the markets targeted by the Company and many of these markets may not be able to support multiple CLECs. Additionally, delays in constructing or expanding any network could adversely affect the Company's competitive position in markets where another CAP or CLEC has a network under construction or can provide services on an already-existing network. There can be no assurance that the Company will be able to achieve or maintain an adequate market share, maintain construction schedules or compete effectively in any of its markets. See "Business -- Competition."

     - Data Services. The market for data communications services, including IP switching, is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends on a number of factors, including: market presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new services by the Company and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The Company's success in this market will depend heavily upon its ability to provide high quality Internet connectivity and value-added Internet services at competitive prices. See "Business -- Competition."

     - Internet Services. The market for Internet access services is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company has entered this market principally through the Cybergate Acquisition and believes that its ability to compete successfully will depend upon a number of factors, including: market presence; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of introductions of new products and services by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. See "Business -- Competition."

       The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company competes or expects to compete directly or indirectly with the following categories of companies: (1) other international, national and regional commercial Internet service providers; (2) established on-line services companies that currently offer or are expected to offer Internet access;
       (3) computer hardware and software and other technology companies; (4) IXCs; (5) RBOCs; (6) CATVs; and (7) nonprofit or educational Internet service providers. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage in this services market.

IMPACT OF TECHNOLOGICAL CHANGE

     The telecommunications industry is subject to rapid and significant technological change that could materially affect the continued use of fiber optic cable or the electronics utilized in the Company's networks. Future technological changes, including changes related to the emerging wireline and wireless transmission and switching technologies and Internet-related services and technologies, could have a material adverse effect on the Company's business, results of operations and financial condition.

     The market for the Company's telecommunications services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company will successfully identify new service opportunities and develop and bring new services to market. The Company is also at risk from fundamental changes in the way telecommunications services are marketed and delivered. The Company's data communications service strategy assumes that technology such as frame relay and ATM protocols, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocols and transport infrastructure for data communications services. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its telecommunications services business to alternate access devices, conduits and protocols.

STRATEGIC INVESTMENTS; BUSINESS COMBINATIONS

     The Company from time to time engages in discussions with (i) potential business partners looking toward formation of business combinations or strategic alliances that would expand the reach of the Company's networks or services and
(ii) potential strategic investors (i.e., investors in the same or related business) who have expressed an interest in making an investment in or acquiring the Company. In addition to providing additional growth capital, the Company believes that an alliance with an appropriate strategic investor or business partner could provide operating synergies to, and enhance the competitive position of, both ACSI and such strategic investor/business partner within the rapidly consolidating telecommunications industry. There can be no assurance that any agreement with any potential strategic investor or business partner will be reached on terms acceptable to the Company. As of the date hereof, no acquisitions with related parties are being or will be considered. An investment, business combination or strategic alliance could constitute a Change of Control (as defined in the Indenture) requiring the Company to offer to purchase all

Existing Notes. In the event that such a Change of Control occurs at a time when the Company does not have sufficient available funds to purchase all Existing Notes tendered or at a time when the Company is prohibited from purchasing the Existing Notes, an Event of Default (as defined in the Indentures) could occur under the relevant indenture. The Company expects to actively pursue over the next several months one or more acquisitions of companies engaged in business similar or related to the business of the Company. If any such acquisition is consummated, it is likely to require the issuance by the Company of capital stock in an amount that could be material. There can be no assurance that the Company will identify any suitable candidate for acquisition or that any such acquisition will be consummated. At this time, however, the Company currently has no agreement, arrangement or understanding with any potential strategic investor or potential business partner with respect to any acquisition, business combination or strategic alliance.

POTENTIAL LIABILITY OF INTERNET ACCESS PROVIDERS

     The law governing the liability of on-line services providers and Internet access providers for participating in the hosting or transmission of objectionable materials or information currently is unsettled. Under the terms of the Federal Telecommunications Act, both civil and criminal penalties can be imposed for the use of interactive computer services for the transmission of certain indecent or obscene communications. However, this provision was recently found to be unconstitutional by the U.S. Supreme Court in American Civil Liberties Union v. Janet Reno. Nonetheless, many states have adopted or are considering adopting similar requirements, and the constitutionality of such state requirements remains unsettled at this time. In addition, several private lawsuits have been filed seeking to hold Internet access providers accountable for information which they transmit. In one such case (Religious Technology Center v. NETCOM On-Line Communications Services, Inc., (907 F. Supp. 1361 (N.D. Cal. 1995)), the court ruled that an Internet access provider is not directly liable for copies that are made and stored on its computer, but may be held liable as a contributing infringer where, with knowledge of the infringing activity, the Internet access provider induces, causes or materially contributes to another person's infringing conduct. Another court recently extended the Netcom holding to operators of electronic bulletin boards (Sega Enterprises Ltd.
v. Maphia, 848 F. Supp. 923 (N.D. Cal. 1996)). While the outcome of these activities is uncertain, the ultimate imposition of potential liability on Internet access providers for information which they host, distribute or transport could materially change the way they must conduct business. To avoid undue exposure to such liability, Internet access providers could be compelled to engage in burdensome investigation of subscriber materials or even discontinue offering services altogether.

DEPENDENCE ON KEY PERSONNEL

     The Company is currently managed by a small number of key management and operating personnel whose efforts will largely determine the Company's success. The success of the Company also depends upon its ability to hire and retain qualified operating, marketing, financial, accounting and technical personnel. Competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain necessary personnel. The loss of key management personnel would likely have a material adverse impact on the Company. See "Management."

CONTROL BY CERTAIN STOCKHOLDERS AND MANAGEMENT

     As of September 30, 1997, the Company's directors and executive officers beneficially owned approximately 5.8% of the outstanding Common Stock. As of September 30, 1997, the principal stockholders of the Company beneficially owned approximately 64.5% of the outstanding Common Stock, including 38.2%, 21.8% and 8.4% of the outstanding Common Stock which is beneficially owned by The Huff Alternative Income Fund, L.P. ("Huff"), the designees of which occupy three positions on the Board of Directors, ING Equity Partners, L.P. I ("ING"), the designees of which occupy two positions on the Board of Directors and affiliates of First Analysis Corporation ("FAC"), a designee of which occupies one position on the Board of Directors, respectively. In addition, at the date hereof Huff is the beneficial owner of approximately 13% of the 14 3/4% Preferred Stock, which shares have voting rights in certain circumstances. At the date hereof. ING Baring

(U.S.) Securities, Inc., which may be deemed an affiliate of ING, is the beneficial owner of 10% of the 14 3/4% Preferred Stock which shares have voting rights in certain circumstances. Accordingly, if they choose to act together, these persons will be able to control the election of the Board of Directors and other matters voted upon by the stockholders. A sale of Common Stock by one or more of the principal stockholders to third parties could trigger the right of the holders of the Existing Notes to require the Company to repurchase the Existing Notes (a "Change of Control Offer"). In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price (as defined in the Existing Indentures) for all Existing Notes tendered, or at a time when the Company is prohibited from purchasing the Existing Notes, an Event of Default (as defined in the Existing Indentures) could occur. See "Management," "Principal Stockholders," and "Description of Certain Indebtedness -- The Existing Notes."

LIMITED TRADING MARKET AND POSSIBLE VOLATILITY OF PRICE OF THE COMMON STOCK.

     The Company's Common Stock has been listed on the Nasdaq Stock Market since May 22, 1996, is thinly traded and has experienced significant price volatility. There can be no assurance that, after the completion of this offering, the Company's Common Stock will be traded more actively or that its price fluctuations will be less volatile. From March 3, 1995 through May 21, 1996, the Company's Common Stock was quoted on the Nasdaq SmallCap Market. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by analysts, conditions in the telecommunications industry (particularly among CAPs or CLECs) or general market or economic conditions. In addition, in recent years, the stock market has experienced price and volume fluctuations. These fluctuations often have had a particularly substantial effect on the market prices for many emerging growth companies, often unrelated to their specific operating performances. Such market fluctuations could adversely affect the market price of the Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS.



     The Company currently has outstanding 36,959,978 shares of Common Stock. The 2,149,930 shares of Common Stock offered hereby when sold pursuant to this Registration Statement will be freely transferable without restriction under the Securities Act. Of the outstanding shares, 9,818,974 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. As of October 31, 1997, 713,126 of the restricted shares are freely transferable under Rule 144(k) and 3,957,354 of the restricted shares are saleable subject to certain volume and manner of sale restrictions under Rule 144.



     Of the 19,088,349 shares reserved for issuance upon exercise of options and warrants outstanding on October 31, 1997 and in connection with the Company's Employee Stock Purchase Plan, 2,352,640 shares and 9,649,834 shares have been registered under the Securities Act on Form S-3 and Form S-8 registration statements, respectively. The Company has also filed a registration statement on Form S-8, with respect to an additional 2,000,000 shares of Common Stock issuable upon exercise of options under the Company's 1994 Stock Option Plan, as amended (the "1994 Plan"). Accordingly, the shares issued upon exercise of such options or warrants or in connection with the Employee Stock Purchase Plan, will be freely transferable unless held by affiliates of the Company.


     The future sale pursuant to Rule 144 or pursuant to a registration statement for the outstanding restricted shares of Common Stock or the Common Stock underlying the options and warrants, the future sale of Common Stock for the Company's own account, or the exercise of registration rights by any security holder or the perception that such sales or exercise could occur, could have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of Common Stock.


REGISTRATION RIGHTS


     Holders of substantially all of the shares of Common Stock (i) outstanding (other than shares issued in the Common Stock Offering) and (ii) issuable upon exercise of outstanding options and warrants have either piggyback or demand registration rights relating to those shares. In connection with the Common Stock Offering, holders of a significant number of outstanding shares of Common Stock and a significant number of shares issued or issuable upon exercise of options and warrants waived their rights to "piggyback" on prior Company offerings and/or to demand registration of their shares until 180 days after April 15, 1997. In exchange for the waivers of piggyback registration rights, the Company agreed to use its commercially reasonable efforts to register all shares as to which piggyback and demand rights were waived on or before the 210th day following April 15, 1997 (in which registration all security holders with piggyback registration rights may have the right to include their shares). Additionally, the Company has an obligation to register under the Securities Act 1,000,000 of the 1,048,000 shares of Common Stock issued in the Cybergate Acquisition no later than 210 days after April 15, 1997, but in no event later than December 31, 1997, and is required to register up to 150,000 additional shares which may be issued in connection with the Cybergate Acquisition no later than 60 days after such issuance. These shares will be freely transferable upon such registration. The Company also has an obligation to register under the Securities Act any shares issued to MCI in the MCI Transaction (see
"Summary -- Recent Developments"), on the later of (i) April 15, 1998 and (ii) the 121st day following the effective date of a demand registration statement filed for MCI (which the Company may be obligated to file as early as seven months after April 15, 1997). MCI also has piggyback rights in respect of such shares. Such shares will be freely transferable upon any such registration. The Company has contacted all persons with registration rights to determine their interest in having the outstanding shares of Common Stock or shares of Common Stock issuable upon exercise of outstanding options or warrants held by such persons included in the Registration Statement of which this Prospectus forms a part. Those shareholders who responded affirmatively have had their shares registered on a currently effective registration statement.

                                USE OF PROCEEDS


     The Selling Stockholders will receive all of the net proceeds from the shares of Common Stock sold pursuant to this Prospectus and the Company will not receive any such proceeds. If all of the Options are exercised, the Company will receive estimated net proceeds of approximately $3,176,192. The Company intends to utilize any proceeds received from the exercise of the Options primarily to fund sales, marketing and product development costs incurred in connection with the Company's growth, to expand voice and data network density and to fund negative operating cash flow. There can be no assurance that any of the Options will be exercised.

                                 CAPITALIZATION

     The following table sets forth the total cash and cash equivalents and capitalization of the Company (i) as of September 30, 1997, and (ii) as adjusted to give pro forma effect to the Junior Preferred Stock Offering and application of the estimated net proceeds therefrom. The net proceeds of the Junior Preferred Stock Offering were approximately $145.7 million. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included in this Prospectus.

                                                                       SEPTEMBER 30, 1997
                                                          --------------------------------------------
                                                                               AS ADJUSTED PRO FORMA
                                                                             FOR THE JUNIOR PREFERRED
                                                              ACTUAL             STOCK OFFERING(1)
                                                          --------------     -------------------------
                                                                         (IN THOUSANDS)
Cash and cash equivalents.................................   $  149,874              $ 295,524
Restricted assets invested in Marketable Securities(2)....       74,945                 74,945
                                                             ---------               ---------
Total cash and restricted assets..........................   $  224,819              $ 370,469
                                                             =========               =========
Long term debt
  12 3/4% Senior Discount Notes due 2006..................   $  121,805              $ 121,805
  13% Senior Discount Notes due 2005......................       77,690                 77,690
  13 3/4% Senior Notes due 2007...........................      220,000                220,000
  Notes payable(3)........................................       30,012                 30,012
  Other long-term liabilities.............................          267                    267
                                                             ---------               ---------
          Total long-term debt............................      449,774                449,774
Redeemable stock and options..............................       53,793                199,443
Stockholders' equity (deficit):
  Common Stock, par value $0.01 per share, 75,000,000
     shares authorized, 36,386,323 shares issued and
     outstanding at September 30, 1997(4)(5)..............          364                    364
  Additional paid-in capital..............................      134,133                134,133
  Accumulated deficit.....................................     (162,080)              (162,080)
                                                             ---------               ---------
          Total stockholders' equity (deficit)............      (27,583)               (27,583)
                                                             ---------               ---------
          Total capitalization............................   $  475,984              $ 621,634
                                                             =========               =========

---------------

(1) As adjusted to give pro forma effect to the Junior Preferred Stock Offering as if it had occurred on September 30, 1997. The net proceeds from the Junior Preferred Stock Offering were approximately $145.7 million.

(2) Represents investments in Marketable Securities sufficient to make the first five interest payments on the 2007 Notes. The Company placed approximately $70 million of the net proceeds realized from the Debt Offering, representing funds sufficient to pay the first five interest payments on the 2007 Notes, into an escrow account.

(3) Consists primarily of the AT&T Credit Facility totaling $31.2 million, of which approximately $31.2 million had been drawn as of September 30, 1997.

(4) Excludes 8,060,344 and 11,028,005 shares reserved for issuance upon exercise of options and warrants, respectively, outstanding at September 30, 1997, at a weighted average exercise price of $5.23 and 500,000 shares issuable in connection with the Company's Employee Stock Purchase Plan (as defined). Also excludes 251,567 additional shares issuable upon exercise of the 2005 Warrants as a result of the Common Stock Offering. ACSI has also agreed to issue warrants to purchase up to an aggregate of approximately 1.7 million shares of Common Stock to MCI. Also excludes the 6,023,850 shares (subject to an increase of 1,684,875 additional shares in the event the Company fails to raise net proceeds of at least $50,000,000 through the issue and sale of its qualified capital stock (other than preferred stock) on or before December 31, 1998) reserved for issuance upon exercise of the 75,000 warrants issued in connection with the Unit Offering on July 10, 1997. See "Summary -- Recent Developments."

(5) The aggregate proceeds from the exercise of all warrants and options outstanding at September 30, 1997, would be approximately $99.9 million.

                         UNAUDITED PRO FORMA CONDENSED
                          CONSOLIDATED FINANCIAL DATA

     The following Unaudited Pro Forma Condensed Consolidated Financial Data consist of Unaudited Pro Forma Condensed Consolidated Statements of Operations for the fiscal year ended June 30, 1996, for the fiscal period ended December 31, 1996 and for the nine months ended September 30, 1997 and an Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1996 (collectively, the "Pro Forma Statements"). The Unaudited Pro Forma Condensed Consolidated Statements of Operations give effect to the Cybergate Acquisition as if it occurred on July 1, 1995 and the Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Cybergate Acquisition as if it occurred on December 31, 1996.

     Management believes that, on the basis set forth herein, the Pro Forma Statements reflect a reasonable estimate of the Cybergate Acquisition based on currently available information. The pro forma financial data are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would have been had the Cybergate Acquisition in fact occurred on the dates assumed or that may result from future operations. The pro forma data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto which are included elsewhere in this Prospectus.

                                         FISCAL YEAR ENDED JUNE 30, 1996              FISCAL PERIOD ENDED DECEMBER 31, 1996(1)
                                  ----------------------------------------------   ----------------------------------------------
                                                                          THE                                              THE
                                    THE                                 COMPANY      THE                                 COMPANY
                                  COMPANY    CYBERGATE   ADJUSTMENTS   PRO FORMA   COMPANY    CYBERGATE   ADJUSTMENTS   PRO FORMA
                                  --------   ---------   -----------   ---------   --------   ---------   -----------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues......................... $  3,415    $ 3,723      $    --     $   7,138   $  6,990    $ 2,636      $    --     $   9,626
Operating expenses:
Network development and
  operations.....................    5,265      1,762           --         7,027      8,703      1,136           --         9,839
Selling, general and
  administrative.................   13,464      1,378          100(2)     14,942     20,270      1,247           50(2)     21,567
Noncash stock and compensation...    2,736         --           --         2,736        550         --           --           550
Depreciation and amortization....    3,078        372          872(3)      4,322      4,911        245          436(3)      5,592
                                  --------     ------      -------      --------   --------     ------        -----      --------
Total operating expenses.........   24,543      3,512          972        29,027     34,434      2,628          486       (37,548)
                                  --------     ------      -------      --------   --------     ------        -----      --------
Operating income (loss)..........  (21,128)       211         (972)      (21,889)   (27,444)         8         (486)      (27,922)
Non-operating income (expense)...   (6,067)       (27)        (320)(4)    (6,414)    (7,633)       (53)        (160)(4)    (7,846)
                                  --------     ------      -------      --------   --------     ------        -----      --------
Income (loss) before minority
  interest.......................  (27,195)       184       (1,292)      (28,303)   (35,077)       (45)        (646)      (35,768)
Minority interest................      413         --           --           413        160         --           --           160
                                  --------     ------      -------      --------   --------     ------        -----      --------
Net income (loss)................  (26,782)       184       (1,292)      (27,890)   (34,917)       (45)        (646)      (35,608)
Preferred stock dividends and
  accretion......................   (3,871)        --           --        (3,871)    (2,003)        --           --        (2,003)
                                  --------     ------      -------      --------   --------     ------        -----      --------
Net income (loss) to common
  stockholders................... $(30,653)   $   184      $(1,292)    $ (31,761)  $(36,920)   $   (45)     $  (646)    $ (37,611)
                                  ========     ======      =======      ========   ========     ======        =====      ========
Net loss per common
  stockholder.................... $  (4.96)                            $   (4.40)  $  (5.48)                            $   (4.84)
                                  ========                              ========   ========                              ========
Weighted average number of common
  shares outstanding.............    6,185                 1,030(5)        7,215      6,734                   1,030(5)      7,764

---------------
Notes appear on following page.

                                                             NINE-MONTH PERIOD ENDED SEPTEMBER 30,
                                                                              1997
                                                             --------------------------------------
                                                                                             THE
                                                                                           COMPANY
                                                               THE                           PRO
                                                             COMPANY      CYBERGATE(6)      FORMA
                                                             --------     ------------     --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...................................................  $ 35,847         $218         $ 36,065
Operating expenses:
Network development and operations.........................    28,668           94           28,762
Selling, general and administrative........................    47,975           94           48,069
Noncash stock and compensation.............................     1,324           --            1,324
Depreciation and amortization..............................    16,077           58           16,135
                                                             --------         ----         --------
Total operating expenses...................................    94,044          246           94,290
                                                             --------         ----         --------
Operating income (loss)....................................   (58,197)         (28)         (58,225)
Non-operating income (expense).............................   (21,443)           3          (21,440)
                                                             --------         ----         --------
Income (loss) before minority interest.....................   (79,640)         (25)         (79,665)
Minority interest..........................................        --           --               --
                                                             --------         ----         --------
Net income (loss)..........................................   (79,640)         (25)         (79,665)
Preferred stock dividends and accretion....................    (3,584)          --           (3,584)
                                                             --------         ----         --------
Net income (loss) to common stockholders...................  $(83,224)        $(25)        $(83,249)
                                                             ========         ====         ========
Net loss per common stockholder............................  $  (3.45)                     $  (3.44)
                                                             ========                      ========
Weighted average number of common shares outstanding.......    24,140                        24,197

---------------
(1) Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. Accordingly, data for the fiscal period ended December 31, 1996 is for the six months ended December 31, 1996.

(2) Represents expense related to a consulting agreement entered into by the Company with a former shareholder of Cybergate.

(3) Reflects amortization of goodwill over a 10-year period and accounting software over a three-year period.

(4) Reflects amortization of consent solicitation fees over the remaining terms of the 2005 Notes and the 2006 Notes.

(5) Excludes adjustment for shares of Common Stock issuable if Cybergate meets certain performance measures. Inclusion of such shares would be anti-dilutive.

(6) Reflects Cybergate activity for the period from January 1, 1997, to January 17, 1997 (the date of acquisition).

                         UNAUDITED PRO FORMA CONDENSED

                                                                  DECEMBER 31, 1996
                                                 ----------------------------------------------------
                                                                                               THE
                                                   THE                                       COMPANY
                                                 COMPANY      CYBERGATE     ADJUSTMENTS     PRO FORMA
                                                 --------     ---------     -----------     ---------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
ASSETS
Current assets:
     Cash and cash equivalents.................  $ 78,618      $    60        $  (500)(1)   $  75,178
                                                                               (3,000)(2)
     Restricted cash...........................     2,342           --             --           2,342
     Accounts receivable.......................     2,429          127             --           2,556
     Other current assets......................     1,203           51             --           1,254
                                                 --------       ------        -------        --------
          Total current assets.................    84,592          238         (3,500)         81,330
Networks, furniture and equipment, net.........   136,083        2,317            100(3)      138,500
Goodwill.......................................                                 8,385(1)        8,385
Deferred financing fees........................     8,380           --          3,000(2)       11,380
Other assets...................................       983           --             --             983
                                                 --------       ------        -------        --------
          Total assets.........................  $230,038      $ 2,555        $ 7,985       $ 240,578
                                                 ========       ======        =======        ========
LIABILITIES, REDEEMABLE STOCK, OPTIONS AND
  WARRANTS, MINORITY INTEREST AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities:
     Accounts payable and accrued expenses.....  $ 33,588      $   348        $    --       $  33,936
     Notes payable -- current portion..........       872           --             --             872
     Customer deposits and advanced billings...         0          338             --             338
     Other.....................................     4,132           --             --           4,132
                                                 --------       ------        -------        --------
     Total current liabilities.................    38,592          686             --          39,278
Notes payable..................................   209,538          306            100(3)      209,944
Advances due to affiliates.....................        --          551             --             551
Dividends payable..............................     6,946           --             --           6,946
Other..........................................         0          142             --             142
                                                 --------       ------        -------        --------
          Total liabilities....................   255,076        1,685            100         256,861
Redeemable stock, options, and warrants........     2,000          347           (347)(1)       2,000
Minority interest..............................         0           --             --               0
Stockholders' equity (deficit).................   (27,038)         523          8,232(1)      (18,283)
                                                 --------       ------        -------        --------
          Total liabilities, redeemable stock,
            options and warrants, minority
            interest and stockholders' equity
            (deficit)..........................  $230,038      $ 2,555        $ 7,985       $ 240,578
                                                 ========       ======        =======        ========

---------------
(1) Records the Cybergate Acquisition for a purchase price of $8,755,000 (1,030,000 shares of Common Stock at $8.50 per share, the per share closing sales price of the Common Stock on January 17, 1997) plus estimated transaction expenses of $500,000. Excludes 150,000 additional shares of Common Stock which may be issued in 50,000 share increments (or a percentage thereof) on March 1, 1998, 1999 and 2000 if Cybergate achieves certain performance measures. In determining the cost of the identifiable assets and liabilities acquired, it has been assumed that an independent appraisal will result in fair values equal to the recorded book values as of the date of the Cybergate Acquisition. In the opinion of management, due to the nature of the assets and liabilities acquired, the fair values will approximate the book values. The preliminary allocation of the purchase price results in goodwill of approximately $8.4 million which will be amortized over 10 years.

(2) Records the payment of $3.0 million, including related transaction expenses for solicitation fees payable to holders of the Existing Notes in order to obtain their consent to amend the Existing Indentures. The amendments permit the Company to enter into certain acquisition transactions, including the Cybergate Acquisition.

(3) Reflects the non-exclusive assignment to Cybergate of certain accounting software for $100,000, payable over a three-year period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of and for the periods ended June 30, 1995 and 1996 and December 31, 1996 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained herein and the related notes thereto, and should be read in conjunction therewith and in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The Company's Consolidated Financial Statements as of and for the periods ended June 30, 1995 and June 30, 1996 and December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent auditors. Subsequent to June 30, 1996, the Company has changed its fiscal year-end from June 30 to December
31. Accordingly, all data for the fiscal period ended December 31, 1996 is for the six months ended December 31, 1996. The consolidated financial data of the Company as of and for the six months ended December 31, 1995 and as of and for the nine months ended September 30, 1996 and September 30, 1997 have been derived from the unaudited Consolidated Financial Statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments which the Company considers necessary for a fair presentation of the results of operations and the financial condition for those periods. The consolidated financial data for the fiscal period ended December 31, 1996 and the nine months ended September 30, 1997 are not necessarily indicative of results for a twelve-month fiscal year.

                                                                                           FISCAL
                                                        FISCAL YEAR        SIX MONTHS      PERIOD         NINE MONTHS
                                                           ENDED             ENDED         ENDED             ENDED
                                                          JUNE 30,        DECEMBER 31,  DECEMBER 31,     SEPTEMBER 30,
                                                    --------------------  ------------  ------------  --------------------
                                                      1995        1996        1995          1996        1996        1997
                                                    --------    --------  ------------  ------------  --------    --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues........................................  $    389    $  3,415    $    989      $  6,990    $  5,239    $ 35,847
  Operating expenses..............................    14,797      24,543       7,966        34,434      28,535      94,044
                                                    --------    --------    --------      --------    --------    --------
  Income (loss) from operations...................   (14,408)    (21,128)     (6,977)      (27,444)    (23,296)    (58,197)
  Interest and other income.......................       218       4,410         777         2,757       5,093       3,893
  Interest and other expense......................      (170)    (10,477)     (2,835)      (10,390)    (13,653)    (25,336)
  Debt conversion expense.........................      (385)         --          --            --          --          --
                                                    --------    --------    --------      --------    --------    --------
  Net income (loss) before minority interest......   (14,746)    (27,195)     (9,035)      (35,077)    (31,856)    (79,640)
  Minority interest(1)............................        48         413         156           160         353          --
                                                    --------    --------    --------      --------    --------    --------
  Net income (loss)...............................   (14,698)    (26,782)     (8,879)      (34,917)    (31,503)    (79,640)
  Preferred stock dividends and accretion.........    (1,071)     (3,871)     (1,854)       (2,003)     (3,024)     (3,584)
                                                    --------    --------    --------      --------    --------    --------
  Net income (loss) to common stockholders........  $(15,769)   $(30,653)   $(10,734)     $(36,920)   $(34,527)   $(83,224)
                                                    ========    ========    ========      ========    ========    ========
  Net income (loss) per common share..............  $  (3.30)   $  (4.96)   $  (1.82)     $  (5.48)   $  (5.22)   $  (3.45)
                                                    ========    ========    ========      ========    ========    ========
  Weighted average shares outstanding.............     4,772       6,185       5,901         6,734       6,614      24,140
OTHER DATA:
  EBITDA(2).......................................  $ (7,443)   $(14,901)   $ (4,855)     $(21,822)   $(16,520)   $(40,796)
  Depreciation and amortization...................       498       3,078         763         4,911       4,717      16,077
  Capital expenditures............................    15,303      60,856      17,657        64,574      64,933     103,851
BALANCE SHEET DATA (END OF PERIOD):
  Cash and cash equivalents.......................  $ 20,351    $134,116    $ 57,348      $ 78,618    $102,819    $149,874
  Total assets....................................    37,627     223,600     147,935       230,038     214,540     500,605
  Long-term liabilities...........................     4,723     189,072     110,176       216,484     204,721     449,774
  Redeemable stock, options and warrants..........     2,931       2,155       2,660         2,000       2,155      53,793
  Stockholders' equity (deficit)..................    22,141       8,982      26,308       (27,038)     (5,680)    (27,583)

---------------
(1) Minority interest represents a 7.25% ownership of AT&T Credit Corporation in the Company's subsidiaries that operate its networks in Louisville, Fort Worth, Greenville, Columbia and El Paso. See "Description of Certain Indebtedness."

(2) EBITDA consists of net income (loss) before net interest, income taxes, depreciation and amortization and noncash stock compensation and, in fiscal year ended June 30, 1995, debt conversion expense of $385,000. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with Generally Accepted Accounting Principles. Noncash compensation expense associated with employee stock options was $6.4 million and $2.7 million in fiscal years ended June 30, 1995 and 1996, respectively, $1.2 million and $550,000 in the six months ended December 31, 1995 and fiscal period ended December 31, 1996, respectively and $1.7 million and $1.3 million in the nine months ended September 30, 1996 and 1997, respectively. See Note 6 of "Notes to Consolidated Financial Statements."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements. The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere or incorporated by reference in this Prospectus.

OVERVIEW

     ACSI is a provider of integrated local voice and data communications services to commercial customers primarily in mid-sized metropolitan markets in the southern United States. The Company is a rapidly growing CLEC, supplying businesses with advanced telecommunications services on its digital SONET-based fiber optic local networks and through resale of incumbent local exchange carrier services. To date, the Company has derived the majority of its revenues from the sale of dedicated services, generally at a discount to the price of the ILECs. The Company's dedicated services include special access, switched transport and private line services.

     As a supplement to its dedicated services, the Company introduced local switched voice services in two of its markets and began offering local switched voice services in two additional markets using its own facilities before March 31, 1997. The Company's local switched services include: local exchange services (dial tone), advanced ISDN and enhanced voice services. In late 1996, the Company also deployed ACSINet, a coast-to-coast, leased broadband data communications network through which the Company offers frame relay, ATM and Internet access services to both ISPs and local businesses. As of September 30, 1997, the Company had ACSINet data POPs in 44 markets, including all but one of the markets in which the Company has operational local networks. Additionally, primarily through the Cybergate Acquisition, the Company has begun providing Internet services. The Cybergate Acquisition provides a foundation to support the Company's Internet service offerings to ISPs in existing ACSI markets and to end-users in targeted ACSI markets.

     As of September 30, 1997, the Company had 32 operational local networks. In an attempt to improve financial performance and conserve capital, the Company is reassessing the optimum number of local networks needed to achieve its objectives.

     The Company provides dedicated services to IXCs and to those business and government end-users whose volumes of voice and data traffic are large enough to warrant paying a fixed monthly charge for a specific capacity requirement rather than a usage-based variable charge. These monthly charges vary according to the capacity of each circuit, the volume of individual circuits ordered by the customer, the mileage of the circuits, the need for any ancillary services and the term of the service contract, but are typically less than the rates charged by the ILECs for similar services, volumes and terms. For the fiscal period ended December 31, 1996, 40% of the Company's revenues were generated by four of the largest IXCs. As of September 30, 1997, the Company had long-term operating leases for nine Lucent 5ESS switches. The use of operating leases, rather than the acquisition of such equipment, reduces the Company's capital requirements but negatively impacts its EBITDA. The Company has long-term operating leases for nine voice and 40 data switches totaling $20.8 million at interest rates ranging from 7% to 11% over terms ranging from three to seven years, with annual payments increasing over the term of each lease. The Company has successfully negotiated approximately $19 million in additional long term operating leases for an estimated eight voice and 20 data switches with interest rates and payment structures similar to the existing operating leases.

     Beginning in the fiscal quarter ended December 31, 1996, the Company began providing and plans to continue to provide, local switched voice services, such as local dial tone, termination of local calling, Centrex services, PBX trunking, switched access and enhanced voice services, initially to existing and new corporate customers in buildings already connected to the Company's local networks. Revenues from the Company's local switched voice services will be generated from fixed and usage-based charges billed directly to the end user at rates below those charged by ILECs for similar services. The Company began generating revenues from its local switched voice services beginning in the three months ending March 31, 1997.

     In December 1996, the Company began providing high-speed data services to ISPs and corporate, institutional and government customers. ACSI's data services revenues are generated from either flat rate or usage-based recurring charges based on network access speed and the data throughput rate requested by the end-user as well as from non-recurring charges for installation and provisioning. Principally through the Cybergate Acquisition, ACSI has begun to offer direct Internet access to commercial and consumer end-users as well as provide private label Internet services for the Company's strategic distribution partners throughout all of the Company's markets. Revenues from the Company's Internet services will be generated from usage-based variable rates charged directly to the end-user by the Company.

     The Company believes that integration of its SONET-based fiber optic local networks and its coast-to-coast, leased broadband data communications network will provide a platform for the provision of a wide variety of voice, high-speed data and other communications services at a reduced cost. While the Company may offer its services to customers that are not directly connected to its integrated network through resale of the ILEC's network, the Company believes that it can gradually migrate many of these off-net customers to higher margin on-net accounts as it increases penetration of all its services within a given building. As a result, the capital investment of connecting additional buildings and customers to ACSI's integrated network should become more cost-effective. Over time, the Company believes it can increase its market share of all of its service offerings as a result of the reliability and quality of its integrated network, prompt customer service, competitive pricing, cross marketing/bundling synergies and new service offerings throughout the markets it serves.

     ACSI is operating its coast-to-coast, leased broadband data communications network via high bandwidth (DS-3) longhaul circuits pursuant to multi-year operating leases with various IXCs. Network connectivity within each node will be via DS-3 bandwidth, enabling the transparent migration of longhaul circuits to DS-3 capacity as needed. Ultimately, the platform technology is capable of upgrading the backbone to higher bandwidths without further modification.

     Initially, the Company expects to experience negative cash flow from operations in each of its operating local networks. The Company estimates that because of the reduced operating costs associated with its smaller local networks and its single point of service sales force, it can achieve operating cash flow breakeven (i.e., positive EBITDA before overhead allocations) on dedicated access services provided on its local networks within ten to 15 months from the start of those services. Thereafter, the Company anticipates that its profit margins will increase as each local network is expanded to connect additional customers directly to its network backbone and as off-net customers migrate to on-net status (thus allowing the Company to retain the portion of customer charges previously paid out to the ILEC for resale of ILEC facilities). The Company will also experience initial negative cash flow from operations as its data, local switched voice and Internet services are introduced and until networks providing those services reach operating cash flow breakeven.

CAPITAL EXPENDITURES; OPERATING CASH FLOW

     As of September 30, 1997, the Company was operating 32 digital fiber optic networks. The costs associated with the initial construction and operation of a network may vary greatly, primarily due to market variations in geographic and demographic characteristics, and the types of construction technologies which can be used to deploy the network. Management estimates that construction of the initial one-to-three mile fiber optic backbone and installation of related network transmission equipment for dedicated services for each market will generally cost between $3.5 million and $6.0 million depending on the size of the market served. Including planned expansion routes, total capital expenditures per network are estimated to average $6.0 million. In addition to capital expenditure requirements, the Company incurs sales and marketing (including sales commissions) and operating expenses and other expenses such as property taxes and, in certain markets, franchise fees. Prior to the completion of network construction, certain of these expenses, to the extent they are related to pre-service construction, are capitalized. These additional capitalized expenses, estimated by management to be between approximately $0.5 million and $1.0 million per network, are amortized over the anticipated life of the network. These costs vary depending on the size of the market, the length of time required to build-out the network and the rate of growth of the customer base.

     As the Company develops, introduces and rolls out its high-speed data, enhanced voice messaging and local switched services in each of its target markets, additional capital expenditures and net operating costs will be incurred. The amount of these costs will vary, based on the number of customers served and the actual services provided to the customers.

     Although as of September 30, 1997, the Company was generating revenues from 32 of its fiber optic networks, on a consolidated basis, it is still incurring negative cash flows due, in part, to the funding requirements for the networks the Company has under construction or development and, to the roll-out of its new data and switched voice services. The Company expects it will continue to incur a negative cash flow for at least two years. The Company anticipates that without an infusion of additional cash it will exhaust its current cash resources during the first quarter of 2000. The Company currently expects to begin generating positive cash flow from operations in the year 2000. However, there can be no assurance that the Company's networks or any of its other services will ever provide a revenue base adequate to sustain profitability or generate positive cash flow.

RESULTS OF OPERATIONS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 COMPARED TO THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996.

  Revenues

     The Company reported an increase in revenues to $16.1 million for the three months ended September 30, 1997 compared with revenues of $2.8 million for the three months ended September 30, 1996. For the nine months ended September 30, 1997, revenues increased to $35.8 million compared with $5.2 million for the same period of 1996. The increase in revenues is due to an increase in the networks in operation and expanded service offerings in each market. The 1997 revenues continue to be derived from significant growth in dedicated services, data services, Internet services and local switched voice services. For 1996, substantially all of the revenues were derived from the provision of dedicated services.

OTHER NETWORK INFORMATION IS AS FOLLOWS:

                                      NETWORK     NETWORK                      VOICE
                                       ROUTE       FIBER      BUILDINGS        GRADE        FULL TIME
        AS OF THE PERIOD ENDED:        MILES       MILES      CONNECTED     EQUIVALENTS     EMPLOYEES
    --------------------------------  -------     -------     ---------     -----------     ---------
    March 31, 1996..................    200        9,466          133         125,208          142
    June 30, 1996...................    386       28,476          216         137,431          199
    September 30, 1996..............    543       32,774          532         267,874          269
    March 31, 1997..................    908       75,867          858         554,883          502
    June 30, 1997...................    957       82,693        1,083         886,375          559
    September 30, 1997..............    977       85,976        1,239         989,285          669

     The terms "Voice Grade Equivalents ('VGEs')" or "Voice Grade Equivalent Circuits" are commonly used measures of telephone service equivalent to one telephone line (64 kilobits of bandwidth) actually billed to a customer.

  Total Operating Expenses

     Network development and operating expenses for the three months ended September 30, 1997 increased to $10.6 million from $3.7 million for the same period of 1996. The increase is due to significant increases in personnel, network development and non-payroll operating expenses. Related personnel costs increased to $4.0 million in the quarter ended September 30, 1997, from approximately $2.8 million in the quarter ended September 30, 1996. Other operating expenses, which include expenses such as contract labor and legal expenses, travel expenses, rent, utilities, charges and taxes increased to $6.6 million for the quarter ended September 30, 1997 from approximately $0.9 million for the quarter ended September 30, 1996.

     For the nine months ended September 30, 1997, network development and operating expenses increased to $28.7 million from $6.1 million for the nine months ended September 30, 1996. This increase is due to significant increases in personnel, network development and non-payroll operating expenses. Related personnel costs increased to $10.5 million for the nine months ended September 30, 1997, from approximately $5.8 million for the same period of 1996. Other operating expenses, increased to $18.2 million for the nine months ended September 30, 1997 from approximately $0.3 million for the nine months ended September 30, 1996.

     For the three months ended September 30, 1997, selling, general and administrative expenses increased to $18.2 million from $5.7 million for the same period of 1996. Related personnel costs increased to $7.6 million for the quarter ended September 30, 1997 from $1.5 million for the quarter ended September 30, 1996. Corresponding operating costs increased to $10.6 million for the quarter ended September 30, 1997 from $4.2 million for the quarter ended September 30, 1996. This increase reflected costs associated with the Company's efforts to significantly expand its national and local city sales and its marketing and administrative staffs, as well as increased legal and other consulting expenses associated with its aggressive programs for obtaining regulatory approvals and certifications and providing quality network services.

     In the nine months ended September 30, 1997, selling, general and administrative expenses increased to $48.0 million from $16.1 million for the nine months ended September 30, 1996. Related personnel costs increased to $19.7 million for the nine months ended September 30, 1997 from $3.2 million for the nine months ended September 30, 1996. Corresponding operating costs increased to $28.3 million for the nine months ended September 30, 1997 from $12.9 million for the same period of 1996.

     Depreciation and amortization expenses increased to $6.6 million for the three months ended September 30, 1997 from $2.4 million for the three months ended September 30, 1996. For the nine months ended September 30, 1997, depreciation and amortization increased to $16.1 million from $4.7 million for the same period of 1996. As of September 30, 1997, the Company increased its capital assets to $250.4 million compared to $144.4 million at December 31, 1996 and $101.9 million as of September 30, 1996. Non-cash stock compensation expense increased to $0.5 million for the quarter ended September 30, 1997 from $0.2 million for the quarter ended September 30, 1996. For the nine months ended September 30, 1997, non-cash compensation expense decreased to $1.3 million from $1.7 million for the same period of 1996.

  Interest and Other Expenses

     Interest and other income increased to $2.8 million for the three months ended September 30, 1997 compared with $1.5 million for the same period of 1996. For the nine months ended September 30, 1997 interest and other income decreased to $3.9 million from $5.1 million for the same period ended 1996. Interest and other expense increased to $12.9 million from $6.0 million for the quarters ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997 and 1996, interest and other expense increased to $25.3 million from $13.7 million respectively. The increase in interest and other income for the quarter reflects the increase in earnings from the proceeds received from the 2007 Notes and the 14 3/4% Preferred Stock which have been invested. The increase in interest and other expenses reflected the accrual of interest related to the 2005, 2006 and 2007 Notes and the Company's increased borrowings under the AT&T Credit Facility. Payments of principal and interest on the AT&T Credit Facility began in the first quarter of 1997. Payments of interest on the 2005 Notes, 2006 Notes and the 2007 Notes will not begin until May 2001, October 2001 and January 1998, respectively.

FISCAL PERIOD ENDED DECEMBER 31, 1996 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 1995

  Revenues

     During the fiscal period ended December 31, 1996, the Company recorded revenues of $7.0 million as compared to revenues of $988,877 during the six months ended December 31, 1995. Four of the largest IXCs accounted for approximately $2.8 million, or 40%, of revenues for the fiscal period ended December 31, 1996.

     Other network information is as follows:

                                 NETWORKS                                            VOICE
                                    IN         ROUTE      FIBER     BUILDINGS        GRADE        FULL TIME
    AS OF THE PERIOD ENDED:      OPERATION     MILES      MILES     CONNECTED     EQUIVALENTS     EMPLOYEES
-------------------------------  ---------     -----     -------    ---------     -----------     ---------
December 31, 1995..............       9         136        5,957       100           82,055          111
December 31, 1996..............      21         697       48,792       595          384,134          322

  Total Operating Expenses

     Network development and operating expenses for the fiscal period ended December 31, 1996 increased to $8.7 million from $2.9 million in the six months ended December 31, 1995, reflecting significant increases in personnel, network development and non-payroll operating expenses. Related personnel costs increased to $3.9 million in the fiscal period ended December 31, 1996, from approximately $1.5 million in the six months ended December 31, 1995. Other operating expenses related to the development of prospective new markets, which include expenses such as contract labor and legal expenses and certain franchise fees, travel expenses, rent, utilities, charges and taxes increased to $4.8 million in the fiscal period ended December 31, 1996 from approximately $1.4 million in the six months ended December 31, 1995.

     In the fiscal period ended December 31, 1996, selling, general and administrative expenses increased to $20.3 million from $3.1 million in the six months ended December 31, 1995. Related personnel costs increased to $6.6 million in the fiscal period ended December 31, 1996 from $1.5 million in the six months ended December 31, 1995, and corresponding operating costs increased to $13.7 million in the fiscal period ended December 31, 1996 from $1.6 million in the six months ended December 31, 1995. This increase reflected costs associated with the Company's efforts in the rapid expansion of its services offered, network deployment and geographic coverage as well as significantly increasing its national and local city sales, marketing and administrative staffs and increased legal and other consulting expenses associated with its programs for obtaining regulatory approvals and certifications and providing quality network services.

     Depreciation and amortization expenses increased to $4.9 million in the fiscal period ended December 31, 1996 from $762,657 in the six months ended December 31, 1995. The Company increased its capital assets to $144.4 million as of December 31, 1996, from the $32.6 million in capital assets as of December 31, 1995. Non-cash stock compensation expense decreased to $549,645 for the fiscal period ended December 31, 1996 from $1.2 million for the six months ended December 31, 1995. This expense reflects the Company's accrual of non-cash costs for options granted to key executives, employees and others arising from the difference between the exercise price and the valuation prices used by the Company to record such costs and from the vesting of those options. Certain of these options had put rights and other factors that required variable plan accounting in both 1996 and 1995 but, on or about June 30, 1995, the Company renegotiated contracts with certain of its officers, establishing a limit of $2.5 million on the Company's "put right" obligations with respect to those contracts. Between July 1, 1995 and June 30, 1996, the limit was further reduced to $2.0 million.

     During the fiscal period ended December 31, 1996, the Company incurred a net operating loss of $27.4 million and generated negative cash flow from operations of $6.7 million, compared to a net operating loss of $7.0 million and negative cash flow from operations of $4.8 million in the six months ended December 31, 1995.

  Interest and Other Expenses

     Interest and other income increased to $2.8 million for the fiscal period ended December 31, 1996 from $777,504 in the six months ended December 31, 1995. Interest and other expense increased to $10.4 million in the fiscal period ended December 31, 1996 from $2.8 million in the six months ended December 31, 1995. The increase in interest and other income reflects the significant increase in available funds from the Company's sale of its 9% Series B Preferred Stock in June and November 1995, the 2005 Notes in November 1995 and the 2006 Notes in March 1996. The increase in interest and other expenses reflected the accrual of interest related to the 2005 Notes and 2006 Notes and the Company's increased borrowings under the AT&T Credit Facility. Payments of principal and interest on the AT&T Credit Facility began in the first quarter of 1997, payments of interest on the 2005 Notes will not begin until November 2000, payments of interest on the 2006 Notes will not begin until October 2001 and payments of interest on the 2007 Notes will begin in January, 1998.

     AT&T Credit Corporation's minority interest in certain of the Company's operating subsidiaries reduced operating losses by approximately $160,370 for the fiscal period ended December 31, 1996, and by $155,861 for the six month period ended December 31, 1995.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

  Revenues

     During the fiscal year ended June 30, 1996 ("fiscal 1996"), the Company recorded revenues of $3.4 million as compared to revenues of $388,887 during the fiscal year ended June 30, 1995 ("fiscal 1995"). Four of the largest IXCs accounted for approximately $2.1 million, or 60%, of revenues for fiscal 1996 as compared to fiscal 1995 when three of the largest IXCs accounted for approximately $331,000, or 85% of revenues for fiscal 1995, reflecting the Company's increased sales to end-users during fiscal 1996.

  Total Operating Expenses

     Network development and operations expenses for fiscal 1996 increased to $5.3 million from $3.3 million in fiscal 1995, reflecting significant increases in personnel, network development and non-payroll operating expenses. These increased costs were associated with developing and establishing centralized engineering, circuit provisioning and network management functions, constructing and initially operating the Company's competitive access networks and performing market feasibility, engineering, rights-of-way and regulatory evaluations in additional target cities. Related personnel costs increased to $4.5 million in fiscal 1996 from approximately $1.3 million in fiscal 1995. Other operating expenses related to the development of prospective new markets, which include expenses such as contract labor and legal expenses and certain franchise fees, travel expenses, rent, utilities, charges and taxes, decreased to $800,212 in fiscal 1996 from approximately $1.9 million in fiscal 1995.

     In fiscal 1996, selling, general and administrative expenses increased to $13.5 million from $4.6 million in fiscal 1995. Related personnel costs increased to $3.2 million in fiscal 1996 from $2.0 million in fiscal 1995, and corresponding operating costs increased to $10.2 million in fiscal 1996 from $2.2 million in fiscal 1995. This increase reflected costs associated with the Company's efforts in expanding its national and local city sales, marketing and administrative staffs, as well as increased legal and other consulting expenses associated with its aggressive programs for obtaining regulatory approvals and certifications and providing quality network services.

     Depreciation and amortization expenses increased to $3.1 million in fiscal 1996 from $497,811 in fiscal 1995. During fiscal 1996 the Company increased its capital assets to approximately $80.2 million, representing an increase from $15.9 million at the end of fiscal 1995. Non-cash stock compensation expense decreased to $2.7 million for fiscal 1996 from $6.4 million for fiscal 1995. This expense reflects the Company's accrual of non-cash costs for options and warrants granted to key executives, employees and others arising from the difference between the exercise price and the valuation prices used by the Company to record such costs and from the vesting of those options and warrants. Certain of these options had put rights and other factors that required variable plan accounting in fiscal 1994 and fiscal 1995 but, at the end of fiscal 1995, the Company renegotiated contracts with certain of its officers, establishing a limit of $2.5 million on the Company's put right obligations with respect to those contracts. During fiscal 1996, the limit was further reduced to $2.0 million.

  Interest and Other Expenses

     Interest and other income increased to $4.4 million for fiscal 1996 from $217,525 in fiscal 1995. Interest expense and other costs increased to $10.5 million in fiscal 1996 from $170,095 in fiscal 1995. These increases in interest income and expenses reflected the significant increase in available funds from the Company's sale of its 9% Series B Preferred Stock in June and November 1995 and the 2005 Notes in November 1995. The increase in interest and other expenses reflected the accrual of interest related to the 2005 Notes and the Company's increased borrowings under the AT&T Credit Facility. Payments of principal and interest on the AT&T Credit Facility began in calendar 1997, payments of interest on the 2005 Notes do not begin until November 2000 and payments of interest of the 2006 Notes do not begin until October 2001.

     Debt conversion expense in fiscal 1995 totaled $385,000, reflecting expenses incurred in connection with the conversion of certain of the Company's debt to equity in September 1994. AT&T Credit Corporation's minority interest in the Company's operating subsidiaries for which it provided funding, reduced operating losses by approximately $412,606 for fiscal 1996, and by $48,055 for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     To date, the Company has funded the construction of its local networks and its operations with external financing. Prior to November 1995, the primary sources of funds used to finance the building of existing networks and the completion of new targeted networks were two preferred stock private offerings completed in October 1994 and June 1995, through which the Company raised an aggregate of approximately $39.6 million before related expenses, and the AT&T Credit Facility, through which the Company has financing commitments for $31.2 million. On November 14, 1995, the Company completed a private offering of the 2005 Notes and the 2005 Warrants from which the Company received approximately $96.1 million in net proceeds. The 2005 Notes will accrue to an aggregate principal amount of $190.0 million by November 1, 2000, after which cash interest will accrue and be payable on a semi-annual basis. The Company also received net proceeds of approximately $4.7 million from the private sale of an additional 50,000 shares of its preferred stock to a principal stockholder and the exercise by that stockholder of warrants to purchase 214,286 shares of Common Stock acquired in the Company's June 1995 preferred stock private placement. On March 21, 1996, the Company completed a private offering of the 2006 Notes from which the Company received net proceeds of approximately $61.8 million. The 2006 Notes will accrue to an aggregate principal amount of $120.0 million by April 1, 2001, after which cash interest will accrue and be payable on a semi-annual basis. On April 15, 1997, the Company completed the Common Stock Offering. The Company completed the sale of an additional 660,000 shares on May 14, 1997 upon exercise of the underwriters' over-allotment option. The Company received net proceeds of approximately $40.0 million from the sale of these 8,660,000 shares. On July 10, 1997, the Company completed the Unit Offering from which the Company received net proceeds of approximately $67 million. The Company used a portion of these funds to pay ordinary course trade accounts payable that were more than 60 days overdue, thereby curing an Event of Default under the indentures governing the 2005 Notes and the 2006 Notes, respectively. On July 23, 1997, the Company completed the sale of the 2007 Notes. Of the total net proceeds of $208.0 million, the Company placed $70.0 million representing funds sufficient to pay the first five semi-annual interest payments on the 2007 Notes into an escrow account for the benefit of the holders thereof. The Company intends to use the remaining proceeds from the sale of the Existing Notes, the 14 3/4% Preferred Stock and the 12 3/4% Preferred Stock towards expansion and construction of local fiber optic networks, the further expansion and introduction of services and to fund negative operating cash flow.

     In addition, the Company in the past has considered and expects to continue to consider potential acquisitions or other strategic arrangements that may fit the Company's strategic plan. Although the Company has had discussions concerning such potential acquisitions or arrangements, to date, no agreements have been reached with regard to any particular transaction. Any such acquisitions or strategic arrangements that the Company might consider are likely to require additional equity or debt financing, which the Company will seek to obtain as required. The Company's expectations of required future capital expenditures are based on the Company's current estimates and the current state and federal regulatory environment. There can be no assurance that actual expenditures will not be significantly higher or lower. In addition, there can be no assurance that the Company will be able to meet its strategic objectives or that such funds, if available at all, will be available on a timely basis or on terms that are acceptable to the Company.

     Management anticipates that the Company's current cash resources, are sufficient to fund the Company's continuing negative cash flow and required remaining capital expenditures into the first quarter of 2000. Without an infusion of additional cash, the Company will exhaust its cash resources during the first quarter of 2000. To meet its additional remaining capital requirements and to successfully implement its growth strategy, ACSI will be required to sell additional equity securities, increase its existing credit facility, enter into additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debtholders. Furthermore, before incurring additional indebtedness, the Company may be required to seek additional equity financing to maintain balance sheet and liquidity ratios required under certain of its debt instruments and, as a result of the registration rights of certain of the Company's security holders, the Company's ability to raise capital through a public offering of equity securities may be limited. Accordingly, there can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to successfully implement its growth strategy, in which event the Company will be forced to curtail its planned network expansion and may be unable to fund its ongoing operations.

     In October 1994, the Company completed the private placement of 186,664 shares of its 9% Series A Convertible Preferred Stock, par value $1.00 per share (which was later exchanged for Series A-1 Preferred Stock that was converted into 7,466,560 shares of Common Stock simultaneous with the completion of the Common Stock Offering) with accompanying warrants to purchase an aggregate of 2,674,506 shares of Common Stock, for an aggregate consideration of $16.8 million (before deduction of estimated offering expenses), including the conversion of $4.3 million of outstanding debt. Of the warrants sold in October 1994, warrants to acquire 1,491,222 shares of Common Stock were exercised by a principal stockholder for an aggregate exercise price of approximately $100,000. See "Principal Stockholders."

     In June 1995, the Company completed a private placement of 227,500 shares of its Series B Preferred Stock with accompanying warrants to purchase an aggregate of 1,584,303 shares of Common Stock, for an aggregate consideration of $22.8 million. In addition, in November 1995, the Company completed a private placement of 50,000 shares of its Series B Preferred Stock together with the exercise of accompanying warrants to purchase 214,286 shares of Common Stock to a principal stockholder for an aggregate consideration of $4.7 million. The Series B Preferred Stock was converted into an aggregate of 9,910,704 shares of Common Stock simultaneous with the completion of the April Offering.

     In July 1997, the Company issued the 14 3/4% Preferred Stock. Dividends on the 14 3/4% Preferred Stock accrue from the date of issuance, are cumulative and are payable quarterly in arrears commencing September 30, 1997, at a rate per annum of 14 3/4% of the liquidation preference per share. Dividends on the 14 3/4% Preferred Stock will be paid, at the Company's option, either in cash or by the issuance of additional shares of 14 3/4% Preferred Stock; provided, however, that after June 30, 2002, to the extent and for so long as the Company is not precluded from paying cash dividends on the 14 3/4% Preferred Stock by the terms of any then outstanding indebtedness or any other agreement or instrument to which the Company is then subject, the Company shall pay dividends on the 14 3/4% Preferred Stock in cash.

     In October 1997, the Company issued the 12 3/4% Preferred Stock. Dividends on the 12 3/4% Preferred Stock accrue from the date of issuance, are cumulative and are payable quarterly in arrears commencing January 15, 1998, at a rate per annum of 12 3/4% of the liquidation preference per share. Dividends on the 12 3/4% Preferred Stock will be paid, at the Company's option, either in cash or by the issuance of additional shares of 12 3/4% Preferred Stock; provided, however, that after October 15, 2002, to the extent and for so long as the Company is not precluded from paying cash dividends on the 12 3/4% Preferred Stock by the terms of any agreement or instrument governing any of its then outstanding indebtedness, the Company shall pay dividends on the 12 3/4% Preferred Stock in cash.

     In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide up to $31.2 million in financing for the development and construction of fiber optic local networks by five of the Company's subsidiaries. In connection with each loan made under the AT&T Credit Facility, AT&T Credit Corporation purchased 7.25% of the capital stock of the funded subsidiary, and ACSI pledged the other shares and the assets of the subsidiary to AT&T Credit Corporation as security for the loan. During fiscal 1995, the Company's subsidiaries in Louisville, Fort Worth, Greenville and Columbia entered into loan agreements under the AT&T Credit Facility providing for AT&T Credit Corporation funding of up to $19.8 million in the aggregate, and, in September 1995, the Company's subsidiary in El Paso entered into a loan agreement under the AT&T Credit Facility providing for up to $5.5 million of AT&T Credit Corporation funding. As of September 30, 1997, an aggregate of $31.2 million had been borrowed under these agreements. Principal amounts payable on the AT&T Credit Facility during 1997 are approximately $872,000.

     The Company has entered into negotiations with AT&T Capital Corporation to roll-up the five existing loan agreements comprising the AT&T Credit Facility into one loan agreement to be entered into with the Company, and to be secured by the existing assets of the Company (including the stock, but not the assets, of certain of the Company's subsidiaries) (the "New AT&T Facility"). The Company expects the New AT&T Facility to otherwise be on terms substantially similar to those of the existing AT&T Credit Facility. The maximum aggregate amount of credit available under the proposed New AT&T Facility will not exceed $35 million, which is the maximum amount of credit the Company is allowed to borrow in its Secured Credit Facility (as defined in the Indentures relating to the Existing Notes). AT&T Credit Corporation has issued to each of the Company's Subsidiaries that are parties to the AT&T Credit Facility a waiver through December 31, 1997 of compliance by such subsidiaries with certain covenants contained therein. Such covenants are not expected to be included in the New AT&T Facility. The Company has agreed with the initial purchasers of the 14 3/4% Preferred Stock that, after the date of expiration of such waiver (as the same may be extended), upon the receipt of a demand for payment under the AT&T Credit Facility, the Company will repay the AT&T Credit Facility in full and, following the consummation of the offering of the 2007 Notes, will maintain cash and cash equivalents in an aggregate amount sufficient for such purpose, unless, on or prior to such demand for payment, the New AT&T Facility shall have become effective and the Company shall be in compliance with all covenants contained therein.

     On June 11, 1997, the Company notified the trustee under the 2005 Indenture and 2006 Indenture that, as of June 10, 1997, it had approximately $13.0 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. As of June 30, 1997, the Company had approximately $17.4 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. These overdue amounts constituted Indebtedness of the Company, as that term is defined in the 2005 Indenture or 2006 Indenture. The incurrence by the Company of such Indebtedness was not permitted under the 2005 Indenture or 2006 Indenture and therefore, constituted an Event of Default (as defined in the 2005 Indenture and 2006 Indenture) under each of the 2005 Indenture or 2006 Indenture. The Company used a portion of the proceeds of the Unit Offering to pay in full all ordinary course trade accounts payable that were more than 60 days overdue to cure such Event of Default.

EFFECTS OF NEW ACCOUNTING STANDARDS

     During early 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Accounting for EPS, which will become effective December 15, 1997, and will thereafter require the Company to disclose basic earnings (loss) per share in addition to the common stock equivalent disclosure information already required. Early adoption of SFAS No. 128 is not permitted.

     While the Company does not know precisely the impact of adopting SFAS No. 128, the Company does not expect that the adoption of SFAS No. 128 will have a material effect on the Company's consolidated financial statements.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 129 (FAS 129), "Disclosure of Information about Capital Structure." The Company is required to adopt the provisions of this Statement for fiscal years ending after December 15, 1997. This Statement continues the previous requirement to disclose certain information about an entity's capital structure found in APB Opinions No. 10, "Omnibus
Opinion -- 1966," No. 15, "Earnings per Share," and FASB Statement No. 47, "Disclosure of Long-Term Obligations," for entities that were subject to the requirements of those standards. As the Company has been subject to the requirements of each of those standards, adoption of FAS No. 129 will have no impact on the Company's financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (FAS No. 130), "Reporting Comprehensive Income." FAS No. 130 established standards for the reporting and display of comprehensive income and its components in the financial statements. The Company is required to adopt the provisions of this Statement for fiscal years beginning after December 15, 1997. Earlier application is permitted; however, upon adoption the Company will be required to reclassify previously reported annual and interim financial statements. The Company believes that the disclosure of comprehensive income in accordance with the provisions of FAS No. 130 will not impact the manner of presentation of its financial statements as currently and previously reported.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (FAS No. 131), "Disclosure about Segments of an Enterprise and Related Information." FAS No. 131 requires the Company to present certain information about operating segments and related information, including geographic and major customer data, in its annual financial statements and in condensed financial statements for interim periods. The Company is required to adopt the provisions of this Statement for fiscal years beginning after December 15, 1997. Earlier application is permitted; however, upon adoption the Company will be required to restate previously reported annual segment and related information in accordance with the provisions of FAS No.
131. The Company has not completed its analysis of the impact on the financial statements that will be caused by the adoption of this Statement.

                                    BUSINESS

INDUSTRY OVERVIEW

     The continuing deregulation of the telecommunications industry and technological change have resulted in an increasingly information-intensive business environment. Regulatory, technological, marketing and competitive trends have expanded substantially the Company's opportunities in the converging voice and data communications services markets. Regulatory initiatives, such as the Federal Telecommunications Act, are expected to expand opportunities in the local telecommunications services market, the size of which is estimated to be approximately $100 billion in 1997. Technological advances, including rapid growth of the Internet, the increased use of packet switching technology for voice communications and the growth of multimedia applications, are expected to result in substantial growth in the high-speed data services market to approximately $10 billion by 2000 compared to $1 billion in 1995.

     Dedicated Services. Competition in the local exchange services market began in the mid-1980s. In New York City, Chicago and Washington, D.C., newly formed companies provided dedicated non-switched services by installing fiber optic facilities connecting POPs of IXCs within a metropolitan area and, in some cases, connecting business and government end-users with IXCs. Most of the early CAPs operated limited networks in the central business districts of major cities in the U.S. where the highest concentration of voice and data traffic, including IXC traffic, is typically found. CAPs used the substantial capacity and economies of scale inherent in fiber optic cable to offer customers service that was generally less expensive and of higher quality than could be obtained from the ILECs due, in part, to antiquated copper-based facilities used in many ILEC networks.

     Local Switched Voice Services. Initially, CAPs could compete effectively only for special access and private line services to customers in buildings directly connected to their separate networks, but the FCC Interconnection Decisions in 1992 and 1993 allowed CAPs to increase the number of customers and markets serviced significantly without physically expanding their networks. Those Interconnection Decisions also enabled CAPs to provide interstate switched access services in competition with ILECs, which has encouraged the development of the competitive interstate switched access market. The Company believes that competition in this market will be further enhanced because the Federal Telecommunications Act requires (i) removal of state and local entry barriers,
(ii) ILECs to provide interconnections to their facilities, and (iii) access to rights-of-way. In addition, to the extent that ILECs begin to compete with IXCs for long distance services, IXCs may have a competitive incentive to move access business away from ILECs to CLECs, and CLEC market share may increase.

     Data Communications Services. The Company believes that high-speed data communications services represent one of the fastest growing segments of the telecommunications services market, due in part to the continuing proliferation of computers and the increasing need to interconnect these computers via local and wide area networks, the dramatic growth of the Internet and the emergence of multimedia applications. Together, these applications have spawned numerous network technologies and communications protocols to support legacy, current and emerging needs. The domestic network infrastructure currently supporting both voice and data transport requirements, which focuses on IP switching and framed relay services, is being strained by the increasing demand for high-bandwidth transport at both the local and national levels. The Company believes that the increasing volume and complexity of high-speed applications will further strain the domestic network infrastructure and create an opportunity for ACSI to provide a single high-quality ATM-based network capable of consistently supporting diverse data communications needs.

     - Internet Access Services. Businesses are increasingly using the Internet to transmit e-mail, engage in commercial transactions (e.g., electronic commerce) and develop internal communications networks, or "intranets." Increasing business utilization of the Internet has added to the demand for higher-speed access (i.e., services connecting users to the Internet), applications (such as "Web browsers"), increased port capacity and secure network facilities. In addition, this has resulted in significant demand for local and interexchange communications network services, applications software and systems integration services.

     - Frame Relay. Frame relay service is a fast-packet transport solution targeted at LAN-to-LAN and legacy networks. Frame relay service is designed to meet fluctuating, or periodic, data transfer requirements by offering shared virtual bandwidth connectivity at high speed. Frame relay services offer low cost data transmission with generally minimal delay, few errors and high speed performance.

     - ATM. ATM is a high bandwidth service providing virtual networking for voice, data and multimedia traffic. The ability to combine all three media provides opportunities to reduce costs associated with running three separate networks. The major benefits of ATM include providing shared access to trunk bandwidth for multiple applications and application types, minimizing the number of wide area connections needed and supporting user access speeds of at least 1.5 mbps (T-1). The Company expects the growth in demand for frame relay services to slow and the demand for ATM services to increase.

     Internet Services. An increasing number of businesses and individuals have access to the Internet through their personal computers and the use of the modem. Individuals or businesses can connect to the Internet via a modem by calling an ISP's local POP. ISPs connect users to the Internet via leased or owned high-speed dedicated data lines. ISPs also help users install and configure connectivity software and Internet access services. An ISP may offer a commercial user Internet services at various speeds, depending on a customer's needs, via direct connections or leased local lines to a local POP.

COMPANY STRATEGY

     The Company's objective is to become a full service alternative to the ILEC for business, government and institutional end-users in its markets by offering superior products with excellent customer service at competitive prices. In order to achieve this objective, the Company seeks to:

     - Leverage Existing Infrastructure. The Company believes that its integrated telecommunications networks, both its local fiber networks and ACSINet, are capable of providing a broad range of voice and data communications services to its customers. The Company is focusing its efforts on improving penetration in the markets it already serves by continuing to offer additional services. The Company believes that providing switched local voice services permits it to increase the traffic and revenue associated with its networks. The Company also recently began providing calling-card, teleconferencing and other long distance services. In markets in which it does have operational networks, the Company's decision to pursue a resale strategy would position the Company as a full-service provider, capable of providing its customers with a one-stop-shopping alternative to the ILEC. In markets in which it does not currently have an operational network, this resale strategy positions the Company to eventually construct networks in those markets, which networks would benefit immediately from an existing customer base.

     - Develop Direct and Indirect Sales Channels to Commercial End-Users. The Company has divided its sales and marketing efforts into three different channels: direct sales to end-users, sales to IXCs and ISPs and sales of private-label services through alternative distribution channels.

       Direct Sales. The Company's local sales force continues to focus on the commercial end-users in each of the markets it serves. The Company believes that its local, customer-oriented, single point-of-service sales structure facilitates greater customer care in both the sales and customer service processes and helps the Company differentiate itself as a customer-focused telecommunications services provider. The Company's major account sales force targets large national accounts. As of September 30, 1997, the Company's sales force in this area was made up of 178 sales people, which represents an increase of 123 sales people since December 31, 1996, and is expected to increase to 210 sales people by the end of 1997 or during 1998.

       Sales to IXCs and ISPs. The Company sells dedicated services to long distance carriers and ISPs who use the Company's products and services to provide local access for their own products. For example, the Company recently entered into an agreement with MCI in which, subject to certain conditions, MCI has agreed to name ACSI as its preferred local provider for dedicated and transport services in 21 ACSI markets for at least a five-year period. See "Summary -- Recent Developments".

       Sales Through Alternative Distribution Channels. As of September 30, 1997, the Company had executed 63 sales agency agreements and is actively recruiting additional telecommunications sales agents to market the Company's services. In addition, the Company intends to expand distribution of its services by contracting with IXCs, utilities, CATVs, RBOCs, other ILECs and cellular and other wireless communication providers to resell the Company's products and services under their own private labels. The Company is presently recruiting a dedicated sales force to serve in the support of sales through these and other alternative distribution channels.

     - Market the Company's Services Under the ACSI Brand Name. The Company is establishing the ACSI brand name by marketing and packaging its broad array of communications services directly to end-users. In markets in which it has local networks established, both switched services and data services are marketed under the ACSI brand name; in markets in which the Company has no network installed, it resells local switched services under the ACSI brand name. In both types of markets, the Company also pursues opportunities to bundle its services together to strengthen the ACSI identity as a full-service provider of telecommunications services.

     - Provide Superior Customer Service. The Company is developing and implementing an integrated customer care strategy that is intended to provide a heightened level of responsive customer service across its full range of existing and planned products and services. This strategy comprises infrastructure, training, performance monitoring and image/brand recognition and will serve to leverage the Company's operational support systems, other information/financial systems and customer care organizations. The Company has made significant capital investments in its integrated network management platform which monitors and manages all voice and data network elements. The Company expects to have completed customer care and billing systems by the end of 1998, which are intended to improve the Company's provision of integrated customer service on a cost efficient basis. These and other quality management and improvement programs, when implemented, are expected to enable the Company to differentiate itself in the marketplace by providing a level of customer care and customer service that is of a higher quality than that which is available in today's market.

     - Expand Resale of Exchange Local Voice Services. Management believes that the Company can successfully enter new markets with lower capital investment by acting as a reseller of either local switched voice or data services. This strategy is intended to allow the Company to build brand name awareness and develop a customer base without incurring the initial capital costs typically incurred by facilities-based entrants. This strategy also enables the Company to make capital decisions based on where its customers are most highly concentrated. Once the Company has established a customer base, the Company plans to invest in extending its network infrastructure in those markets that it already serves.

     - Accelerate Financial Return on Incremental Expenditures. The Company is pursuing opportunities that accelerate the return on the Company's invested capital. The Company believes that it will achieve an earlier return on its investment by focusing on new customer applications in existing markets rather than continuing to increase the number of new networks built. For this reason, the Company has modified its earlier goal of constructing 50 local networks by the end of 1998, is now evaluating additional markets in which it may construct local networks and is establishing a presence in additional markets through resale of switched services and data POPs. The Company plans to redeploy into customer applications in existing markets the capital that was scheduled to be used to develop those additional networks. While management continues to believe in the long-term return on capital afforded by the constructed networks, it believes that the investment in customer applications will have a more immediate return. As part of this strategy, the Company has also implemented a shift in its incentive compensation for a number of its key executives away from being based upon new network development and growth to being based upon revenue and EBITDA (as defined herein).

ACSI SERVICES

     The Company currently provides, or is actively implementing plans to provide, a wide range of local telecommunications services, including dedicated and private line, high-speed data services, including IP switching and managed services, local switched voice services and Internet services. The Company's SONET-based fiber optic local networks are designed to support this wide range of enhanced communications services, provide increased network reliability and reduce costs for its customers.

     Dedicated Services. During 1996, dedicated and private line services for IXCs and other carriers generated a substantial portion of the Company's revenues, with the remaining revenues generated from business and government end-users. The Company's dedicated services provide high capacity non-switched interconnections: (i) between POPs of the same IXC; (ii) between POPs of different IXCs; (iii) between large business and government end-users and their selected IXCs; (iv) between an IXC POP and an ILEC central office or between two ILEC central offices; and (v) between different locations of business or government end-users.

     - Special access services. Special access services provide a link between an end-user location and the POP of its IXC, or links between IXC POPs, thus bypassing the facilities of the ILEC. These services, which may be ordered by either the long distance customer or directly by its IXC, typically provide the customer better reliability, shorter installation intervals, and lower costs than similar services offered by the ILEC. Customer charges are based on the number of channel terminations, fixed and mileage-sensitive transport charges, and costs for any services required to multiplex circuits.

     - Switched transport services. Switched transport services are offered to IXCs that have large volumes of long distance traffic aggregated by a ILEC switch at a central office where the CAP has collocated its network. The Company provides dedicated facilities for transporting these aggregated volumes of long distance traffic from the ILEC central office to its POP or between ILEC central offices.

     - Private line services. Private line services provide dedicated facilities between two end-user locations in the same metropolitan area (e.g., a central banking facility and a branch office or a manufacturing facility and its remote data processing center) and are priced like special access services (channel termination charges plus transport and any associated multiplexing charges). The Company expects the demand for private line service to increase in conjunction with higher bandwidth customer applications.

     Local Switched Voice Services. As of September 30, 1997, the Company is offering local switched voice services using its own facilities in Columbus, Georgia; Montgomery, Alabama; Birmingham, Alabama; Ft. Worth, Texas; Louisville, Kentucky; Little Rock, Arkansas; Albuquerque, New Mexico; Tucson, Arizona; and New Orleans, Louisiana. In April 1997, the Company began providing local switched services on a resale basis in 15 markets. As of September 30, the Company is offering local switched services on a resale basis in 32 markets and plans to expand further the number of markets in which it is reselling local switched services throughout 1997 and the first quarter of 1998. As an adjunct to its local switched services, the Company anticipates providing calling card and other interLATA services by the end of the fourth quarter of 1997.

     The Company's local switched voice services include telephone exchange service, including optional enhanced services such as call waiting, caller ID and three-way conference calling; switching traffic between ACSI's switch and a business customer's PBX and routing local, intraLATA and interLATA phone calls according to the customers' specific requirements; providing local dial tone services with functionality such as free internal communications, call forwarding, call transfer, conference call and speed dialing; ISDN data services; and origination and termination of long distance traffic between a customer premises and interexchange carrier via shared trunks utilizing the Company's local switch.

     During the first quarter of 1997, the Company began generating revenues from its enhanced voice services that are currently being offered to small and mid-sized business and government end-users in a limited number of its local network markets. The Company's goal is to expand its enhanced voice service offerings and customer base. The Company's enhanced voice services include its First Line and First Line Plus messaging products and services under the brand names Virtualine and Virtualine 800, including basic voice messaging, follow-me call routing, virtual calling card services, fax services, e-mail and paging notification services, and automated attendant services.

     High-Speed Data Services. ACSINet, the Company's coast-to-coast, leased broadband data communications network, supports the following Company services:

     - ACSINet Internet Access Service. The Company provides public Internet connectivity and IP transport for the business and reseller communities. This service is targeted to local and regional ISPs and corporate Internet users requiring dedicated access. The service operates over the ACSINet DS3 (45 Mbps) backbone, a fully-meshed, coast-to-coast network with Internet connectivity at multiple network access points (NAPs) to ensure continuous availability to the Internet.

     - Managed Services. These services include design, installation, maintenance, hardware (such as switches, routers and modems), configuration management (such as maintaining consistent versions of the router software and deploying consistent configurations) and overall network management for a customer's network. The Company's managed services are designed to eliminate many of the timing, coordination and inter-operability issues that arise in installations requiring multiple vendors.

     - Frame Relay. Frame relay service is provided to end-users with LAN-to-LAN and legacy networks, allowing them to share virtual bandwidth connectivity at high speed. Frame relay services offer low cost data transmission with generally minimal delay, few errors and high speed performance. As users' requirements expand into multimedia applications, which require higher bandwidth, frame relay offers a natural migration path to ATM.

     - ATM. The Company's ATM services include native speed LAN connectivity, diagnostic imaging, video-conferencing and other high-bandwidth applications.

     Internet Services. Principally through the Cybergate Acquisition, the Company has begun to offer high-speed data communications services, including computer network connections and related infrastructure services, to allow both commercial and residential customers to have access to the Internet through their personal computers and the use of a modem.

IMPLEMENTATION OF INTEGRATED NETWORK

     The Company has developed an integrated communications network consisting of SONET-based fiber optic local networks, a coast-to-coast, leased broadband data communications network and local central office switching facilities.

     Local Network Development. Digital fiber optic telecommunications networks generally offer faster and more accurate transmissions for all data and voice communications than analog telecommunications systems or digital transmission systems using copper wire, which continues to be used in varying degrees by the ILECs. Fiber optic networks also generally require less maintenance than copper wire or microwave facilities of comparable transmission capacity, thereby decreasing operating costs. Because ACSI is employing the latest digital transmission technology in its local networks, these SONET-based fiber optic networks will have substantial additional capacity, and further increases in capacity can be achieved through a change in electronics. The Company believes it will be able to use its local CLEC networks to provide a wide range of telecommunications services with only incremental facilities costs. Key elements of the Company's local network development plan include: (i) thoroughly analyzing potentially favorable markets for development; (ii) seeking authorizations from public and private entities for rights-of-way; and (iii) efficiently implementing construction plans in a timely manner, thereby allowing the Company to gain a competitive position in the chosen market.

     - Site Selection. Before deciding to enter a market, the Company conducts a detailed feasibility study to determine the potential size of the market, existing competition within the market, the Company's ability to obtain municipal authorizations, including franchises and access to rights-of-way, and the relative ease of market entry from a local and state regulatory standpoint. The rights-of-way assessment, done by independent telecommunications consultants, determines whether another CAP/CLEC network is under construction or ready to construct in the target market, the availability of economical rights-of-way, the local utility's receptiveness to allow use of its rights-of-way, the topology of the city, concentrations of commercial real estate, and the local city permit and franchise requirements. The market or end-user survey, also done by independent telecommunications consul-tants, identifies the significant commercial and government end-users in the target service areas. Individual telephone and/or face-to-face interviews are then conducted with potential end-users, focusing on those anticipated to have the largest business volume. The interviews determine the end-user's receptiveness to using a competitor to the ILEC, the telecommunications requirements of such end-user, current pricing by the ILEC and other relevant information. This "bottom up" sizing of the target service areas provides an estimate of the prospective business by building and by customer.

     - Rights-of-Way. As part of its due diligence on a market during its site selection process, the Company seeks municipal authorizations (such as franchises, licenses, or permits) to construct and operate its network within the public rights-of-way. The duration of this approval process can vary from less than three months to several years, depending on the specific legal, administrative, and political factors existing in that market. The initial term of these municipal approvals, once granted, may range from as few as five years to as many as 25 years, and such approvals typically may be renewed for additional terms. See "Risk Factors -- Dependence on Rights-of-Way and Other Third Party Agreements" and "-- Effect of Regulation."

       Concurrently with its seeking municipal authorizations, the Company initiates discussions with electric or gas utilities, CATVs and other private providers of rights-of-way and/or facilities that may be used by the Company for installation of its network. These discussions are intended to result in agreements that allow the Company to make use of those parties' fiber optic cables (such as indefeasible rights of use), underground conduits, distribution poles, transmission towers, and building entrances. The Company's ability to enter into such agreements can have a material impact on the Company's capital costs for network construction and the speed with which the Company can construct its networks. Additionally, obtaining such agreements facilitates the Company's ability to expand efficiently beyond the central business district to serve additional end-users in its markets. The term of such agreements is typically ten to 25 years, with renewal terms of five to 15 years. The Company believes that the experience of members of its senior management team in negotiating such agreements gives it a competitive advantage over other CLECs that have less experience in successfully negotiating such agreements.

     - Implementation of Local Network Construction. The Company initially builds a one- to three-mile SONET-based fiber loop in the central business district or a discrete area outside of the central business district of a given target market. This network provides the users with lower costs, fiber optic clarity, diversity of access, and fault tolerant reliability of service, with automatic stand-by and rerouting in the event of operator, system or network failure. The Company's networks are then expanded into suburban business areas and other ILEC central offices to serve additional customers. These expansions may be in excess of 100 route miles. The Company utilizes outside contractors to construct its networks.

       The Company, through outside consultants, prepares preliminary and final engineering studies for the initial portions of its local networks prior to obtaining municipal authorizations required to begin network construction. This process enables the Company to initiate network construction activities immediately upon receipt of municipal authorizations. Outside plant construction of a typical downtown network will take from four to six months, depending on various factors. The Company also coordinates collocation with the ILEC's downtown central office and interconnections with selected IXC POPs with other construction milestones, reducing overall network development costs and allowing the Company to initiate operations at an earlier date.

       Following completion of its initial network and the commencement of network operations, the Company's local staff, in consultation with personnel at the Company's headquarters, designs expansion routes that will enable the Company to reach additional end-users and to interconnect with additional ILEC central offices outside the central business district or the targeted construction area. Construction of these expansion routes is typically done under agreements with third party rights-of-way providers as described above, but in some instances the Company constructs its own new facilities (typically by trenching or directional boring) where third party facilities (whether aerial or underground) do not exist or are not available for use by the Company. The Company also constructs lateral network facilities from its fiber optic backbone to provide on-network service to its customers. In some instances, the Company will design and construct some or substantially all of its routes outside the central business district concurrently with the construction of the downtown network, increasing the speed of overall network construction and, in the Company's opinion, creating a competitive advantage over other CLECs that may have entered or are seeking to enter the market. To the extent possible, the Company engages the third party right-of-way provider to install ACSI's cable in or on the third party's facilities, usually at a lower cost and with greater speed than that obtained by using outside contractors.

       The Company's network management center in Annapolis Junction, Maryland monitors all of the Company's networks from one central location. Centralized electronic monitoring and control of the Company's networks allows the Company to avoid duplication of this function in each city. This consolidated operations center also helps to reduce the Company's per customer monitoring and customer service costs, such that they are lower than would be available if monitored on a single-city basis. The Company also plans to use this facility to monitor the performance of data and switched voice services. During 1996, the Company performed various network management services for other telecommunications service providers and plans to continue to offer these services on a limited basis.

     A critical element of the Company's local network development plan is integrating the Company's local networks with ACSINet, its coast-to-coast leased broadband data communications network.

     Implementation of Local Switched Voice and High-Speed Data Services. Where technically feasible and economically practicable, the Company intends to deploy a hubbed switching strategy by using Company-owned or leased switch capacity in a large, centrally located market to provide services within that market and to serve several other markets located within the same geographical area via remote switching modules. By aggregating switched traffic from multiple small markets through a central hub switch, the Company also expects to realize reduced operating expenses associated with switch engineering and maintenance.

     The Company is implementing local switched services through a combination of facilities-based services and resale of ILEC services. As of September 30, 1997, the Company has installed central office switching facilities in Columbus, Georgia; Montgomery, Alabama; Birmingham, Alabama; Ft. Worth, Texas; Louisville, Kentucky; Little Rock, Arkansas; Albuquerque, New Mexico; Tucson, Arizona; and New Orleans, Louisiana. The Company expects to have switches installed in a total of 16 markets by the end of December 1997. Toward this end, the Company had long-term lease commitments for nine initial switches as of September 30, 1997. As of September 30, 1997, the Company is offering local switched services on a resale basis in 32 markets and plans to expand further the number of markets in which it is reselling local switched services throughout 1997 and the first quarter of 1998.

     In December 1996, the Company deployed ACSINet, a coast-to-coast, leased broadband data communications backbone network via leased inter-city fiber connections on which customers' high-speed data and multimedia traffic may be transported at a high-quality level on a cost-effective basis. ACSI believes its ATM-based high bandwidth network will be capable of simultaneously supporting IP switching, frame relay and multimedia applications. This technology will allow network customers to migrate transparently from lower speed services to high bandwidth services, as their data communications requirements expand.

COMPETITION

     Dedicated Services. The Company operates in a highly competitive environment and has no significant market share in any market in which it operates. The Company provides dedicated services to large business and government end-users. In each of the metropolitan areas to be served by the Company's networks, the Company's dedicated services will compete principally with the dedicated services offered by the ILEC. The ILECs, as the historical monopoly providers of local access and other services, have long-standing relationships with their customers and have financial and technical resources substantially greater than those of the Company. The ILECs also offer certain services that the Company cannot currently provide without first obtaining requisite regulatory approvals. See "-- Regulation."

     Competition for dedicated services is based on price, quality, network reliability, customer service, service features and responsiveness to the customer's needs. The Company believes that its management expertise, coupled with its highly reliable, state-of-the-art digital networks, which offer significant transmission capacity at competitive prices, will allow it to compete effectively with the ILECs, which may have not yet fully deployed fiber optic networks in many of the Company's target markets. The Company currently prices its services at a modest discount compared to the prices of the ILEC while providing what the Company believes is a higher level of customer service. The Company's fiber optic networks will provide both diverse access routing and redundant electronics, design features not widely deployed by the ILEC's networks (which were originally designed in tree and branch or star configurations).

     Other potential competitors of the Company include CATVs, public utilities, IXCs, wireless telecommunications providers, microwave carriers, satellite carriers, teleports, private networks built by large end-users, and other CLECs. With the passage of the Federal Telecommunications Act and the entry of RBOCs into the long distance market, the Company believes that IXCs may be motivated to construct their own local facilities and/or resell the local services of ACSI's competitors. For example, AT&T has announced its intention to offer local services and has filed for state certification in markets which include, among others, several of the Company's markets. See "Risk Factors -- Competition." Other CLECs or CATVs currently are competitors in various markets in which the Company has networks in operation or under construction. Based on management's experience at other CLECs, it is believed the initial market entrant with an operational fiber optic CLEC network generally enjoys a competitive advantage over other CLECs that later enter the market. The Company expects that there will be other CLECs operating in most, if not all, of its target markets and that some of these CLECs may have networks in place and operating before the Company's network is operational. While it is generally believed within the CLEC industry that being the first market entrant to offer services typically enhances that CLEC's competitive advantage relative to CLECs that enter the market at a later time, the Company recognizes that in some instances it may have other competitive advantages (such as a superior right-of-way arrangement or large customer commitments) that it believes outweigh another CLEC's first-to-market advantage; in these instances, the Company may elect to enter a market where an established CLEC already exists.

     High-Speed Data Services. The Company's competitors for high-speed data services include major IXCs, other CLECs, and various providers of niche services (e.g., Internet access providers, router management services and systems integrators). In general, none of these competitors currently offers a comprehensive solution for a customer's potential data service requirements, a core premise of the Company's data strategy. The Company intends to pursue arrangements with other data service providers to leverage each entity's strengths in a given market or segment of the service chain by bundling elements of complete data solutions (i.e., bundle its local access and frame relay services with an IXC's longhaul transport services). The interconnectivity of the Company's markets will create additional competitive advantages over other data service providers that must obtain local access from the ILEC or another CLEC in each market or that cannot obtain intercity transport rates on as favorable terms as the Company.

     There is significant competition for Internet access and related services in the United States, with few barriers to entry. The Company expects that competition will increase as existing services and network providers and new entrants compete for customers. ACSI's current and future competitors include telecommunications companies, including the RBOCs, IXCs, CLECs and CATVs, and other Internet access providers, such as UUNET Technologies, Inc., Advanced Network & Services, Inc., BBN Corporation, NETCOM On-Line Communications Services, Inc. and PSINet Inc. Many of these competitors have greater financial, technical, marketing and human resources, more extensive infrastructure and stronger customer and strategic relationships than ACSI. The Company believes that it will have a competitive advantage in offering Internet access services to ISPs and commercial customers in markets where ACSI has local fiber optic network facilities relative to other Internet access providers that must purchase local loop access from the ILEC, ACSI or another CLEC in that market. Additionally, ACSI believes that customers with operations in multiple locations served by ACSI local fiber optic networks will find single-source Internet access services from ACSI more cost effective.

     All of the seven original RBOCs offer at least some basic frame relay service. The Company believes that most IXCs offer substantial domestic and international frame relay service, generally positioned to provide significant savings over traditional private lines. Other frame relay service providers include WorldCom, Inc. and Intermedia Communications. A number of companies, primarily CLECs, have announced plans to offer frame relay service. ATM offerings are only beginning to emerge. ATM service is currently being offered by most of the original RBOCs, WorldCom, Inc., AT&T, MCI, Sprint and WilTel, Inc. A number of other data communications providers, CLECs and facilities-based CATVs have announced their intentions to offer ATM services in the future.

     A number of equipment vendors, systems integrators and Internet access and service providers offer components of managed services. The Company believes that it will have a competitive advantage over those managed services providers that do not have local loop facilities.

     Local Switched Voice Services. In all of the markets where the Company is currently operating or plans to operate, the ILEC currently is a de facto monopoly provider of local switched voice services, including enhanced voice services. The Company expects that the Federal Telecommunications Act will enable CLECs, CATVs, electric utilities, cellular and wireless providers, and others to offer local switched voice services in competition with the ILECs in the Company's target markets. The Company believes that its strategy to leverage its basic network infrastructure into higher margin service offerings, migrating to local switched voice services, will allow it to procure a profitable share of the market. The Company's ability to cross-market services will create opportunities to increase margins by migrating customers from off-network to on-network status. As the number of end-users in a given off-network building increases for all service offerings, the economics improve to the point where the capital costs of connecting the building to ACSI's network are more than covered by the increased margins represented by retaining the portion of customer revenue paid out to the ILEC.

     Competition for enhanced voice services primarily consists of basic voice mail services offered by ILECs and cellular providers in connection with their core offerings and customer premise-based voice mail platforms. The voice mail offerings of the ILECs typically have limited features and flexibility compared to the services contemplated by the Company; thus, the Company believes its enhanced voice messaging services and focused sales efforts should be able to penetrate effectively those segments of the small and mid-sized business market that require more features and/or flexibility than services offered by the ILECs. Customer premise-based platform voice mail offerings typically require a relatively large up front capital investment and recurring maintenance costs and are generally marketed to large companies rather than the small and mid-sized end-users targeted by the Company.

     Internet Services. The market for Internet access services is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company has entered this market principally through the Cybergate Acquisition and believes that its ability to compete successfully will depend upon a number of factors, including market presence; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of introductions of new products and services by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends.

     The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company expects to compete directly or indirectly with the following categories of companies:
(1) other international, national and regional commercial Internet service providers; (2) established on-line services companies that currently offer or are expected to offer Internet access; (3) computer hardware and software and other technology companies; (4) IXCs; (5) RBOCs; (6) CATVs; and (7) nonprofit or educational Internet service providers. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage in this services market.

REGULATION

  Overview

     The Company's services are subject to federal, state and local regulation. The FCC exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. State regulatory commissions retain jurisdiction over the Company's facilities and services to the extent they are used to originate or terminate intrastate communications. Local governments may require the Company to obtain licenses or franchises regulating use of public rights-of-way necessary to install and operate its networks.

  Federal Regulation

     The Federal Telecommunications Act. On February 1, 1996, the U.S. Congress enacted comprehensive telecommunications reform legislation, which the President signed into law as the Federal Telecommunications Act on February 8, 1996. The Company believes that this legislation is likely to enhance competition in the local telecommunications marketplace because it (i) removes state and local entry barriers, (ii) requires ILECs to provide interconnections to their facilities, (iii) facilitates the end-users' choice to switch service providers from ILECs to CLECs such as the Company and (iv) requires access to rights-of-way. The legislation also will tend to enhance the competitive position of the ILECs and increase local competition by IXCs, CATVs and public utility companies.

     The Federal Telecommunications Act requires all telecommunications carriers (including ILECs and CLECs (such as the Company)): (i) not to prohibit or unduly restrict resale of their services; (ii) to provide dialing parity and nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listings; (iii) to afford access to poles, ducts, conduits and rights-of-way; and (iv) to establish reciprocal compensation arrangements for the transport and termination of telecommunications. It also requires ILECs to provide interconnection (a) for the transmission and routing of telephone exchange service and exchange access, (b) at any technically feasible point within the ILEC's network, (c) that is at least equal in quality to that provided by the ILEC to itself, its affiliates or any other party to which the ILEC provides interconnection, and (d) at rates, terms and conditions that are just, reasonable and nondiscriminatory. ILECs also are required under the new law to provide nondiscriminatory access to network elements on an unbundled basis at any technically feasible point, to offer their local telephone services for resale at wholesale rates, and to facilitate collocation of equipment necessary for competitors to interconnect with or access the unbundled network elements.

     In addition, the Federal Telecommunications Act requires RBOCs to comply with certain safeguards and offer interconnections that satisfy a prescribed 14-point checklist before the RBOCs are permitted to provide in-region interLATA (i.e. long distance) services. Other requirements apply when RBOCs manufacture telecommunications equipment. These safeguards are designed to ensure that the RBOCs' competitors have access to local exchange and exchange access services on nondiscriminatory terms and that subscribers of regulated non-competitive RBOC services do not subsidize their provision of competitive services. The safeguards also are intended to promote competition by preventing RBOCs from using their market power in local exchange services to obtain an anti-competitive advantage in the provision of other services. On December 24, 1996, the FCC adopted a number of procedures to provide greater protection against cross-subsidization and clarified the use of the prevailing price method for transaction valuation.

     Moreover, the Federal Telecommunications Act also granted important legally binding relief. ILECs were given substantial new pricing flexibility. RBOCs have regained the ability to provide long distance services and have obtained new rights to provide certain cable TV services. IXCs are permitted to construct their own local facilities and/or resell local services; and state laws can no longer require CATVs to obtain a franchise before offering telecommunications services nor permit CATVs' franchise fees to be based on their telecommunications revenues. In addition, under the Federal Telecommunications Act all utility holding companies are permitted to diversify into telecommunications services. See "Risk Factors -- Competition." Three RBOCs, Ameritech, Southwestern Bell ("SBC") and BellSouth, have filed applications with the FCC for authority to provide in-region interLATA service in selected states. The Ameritech and SBC applications have been denied by the FCC while the BellSouth applications for authority to provide long distance services to consumers in South Carolina and Louisiana are under consideration. Other RBOCs have begun the process to provide in-region interLATA service by filing with state commissions notice of their intent to file at the FCC. On July 2, 1997, SBC filed suit in U.S. District Court in Wichita Falls, Texas challenging the constitutionality of the provision of the Federal Telecommunications Act governing RBOC entry into in-region long distance markets. The denial of Ameritech's application also is the subject of appeals and petitions for rehearing.

     FCC Rules Implementing the Local Competition Provisions of the Federal Telecommunications Act. On August 8, 1996, the FCC released a First Report and Order, a Second Report and Order and a Memorandum Opinion and Order in its CC Docket 96-98 (combined, the "Interconnection Orders") that established a framework of minimum, national rules enabling state Public Service Commissions ("PSCs") and the FCC to begin implementing many of the local competition provisions of the Federal Telecommunications Act. In its Interconnection Orders, the FCC prescribed certain minimum points of interconnection necessary to permit competing carriers to choose the most efficient points at which to interconnect with the ILECs' networks. The FCC also adopted a minimum list of unbundled network elements that ILECs must make available to competitors upon request and a methodology for states to use in establishing rates for interconnection and the purchase of unbundled network elements. The FCC also adopted a methodology for states to use when applying the Federal Telecommunications Act's "avoided cost standard" for setting wholesale prices with respect to retail services.

     The following summarizes the key issues addressed in the Interconnection Orders.

     - Interconnection. ILECs are required to provide interconnection for telephone exchange or exchange access service, or both, to any requesting telecommunications carrier at any technically feasible point. The interconnection must be at least equal in quality to that provided by the ILEC to itself or its affiliates and must be provided on rates, terms and conditions that are just, reasonable and nondiscriminatory.

     - Access to Unbundled Elements. ILECs are required to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point on rates, terms, and conditions that are just, reasonable and nondiscriminatory. At a minimum, ILECs must unbundle and provide access to network interface devices, local loops, local and tandem switches (including all software features provided by such switches), interoffice transmission facilities, signaling and call-related database facilities, operations support systems and information and operator and directory assistance facilities. Further, ILECs may not impose restrictions, limitations or requirements upon the use of any unbundled network elements by other carriers.

     - Methods of Obtaining Interconnection and Access to Unbundled
       Elements. ILECs are required to provide physical collocation of equipment necessary for interconnection or access to unbundled network elements at the ILEC's premises, except that the ILEC may provide virtual collocation if it demonstrates to the PSC that physical collocation is not practical for technical reasons or because of space limitations.

     - Pricing Methodologies. New entrants were required to pay for interconnection and unbundled elements at rates based on the ILEC's Total Element Long-Run Incremental Cost ("TELRIC") of providing a particular network element plus a reasonable share of forward-looking joint and common costs, and may include a reasonable profit. However, as discussed below, these rules were first stayed, and later vacated, by the U.S. Court of Appeals for the Eighth Circuit. The FCC and several parties have petitioned the Supreme Court for review of this decision as discussed below.

     - Access Charges for Unbundled Switching and Access Charge Reform. IXCs which order unbundled switching elements temporarily were required to pay an access charge to an ILEC when the ILEC provides exchange access service. Access charges also must be paid when an IXC originates or terminates interexchange traffic to a customer to which it provides local services by reselling ILEC exchange services. However, a series of access charge reforms were announced by the FCC on May 7, 1997. See "-- Other Regulation -- Access Charges" below.

     - Resale Pricing. ILECs are required to offer for resale any telecommunications service that the carrier provides at retail to subscribers who are not telecommunications carriers. PSCs were required to identify which marketing, billing, collection and other costs will be avoided or that are avoidable by ILECs when they provide services on a wholesale basis and to calculate the portion of the retail rates for those services that is attributable to the avoided and avoidable costs. However, as discussed below, the specific federal pricing requirements were stayed, and later vacated, by the U.S. Court of Appeals for the Eighth Circuit.

     - Transport and Termination Charges. The FCC rules required that LEC charges for transport and termination of local traffic delivered to them by competing LECs must be cost-based and should be based on the LECs' TELRIC cost of providing that service. However, as discussed below, the FCC's pricing and costing rules were first stayed, and later vacated, by the U.S. Court of Appeals for the Eighth Circuit.

     - Access to Rights-of-Way. The FCC established procedures and guidelines designed to facilitate the negotiation and mutual provision of nondiscriminatory access by telecommunications carriers and utilities to their poles, ducts, conduits, and rights-of-way. Expedited dispute resolution procedures are set forth should good faith negotiations fail.

     - Universal Service Reform. All telecommunications carriers, including the Company, are required to contribute funding for universal service support, on an equitable and nondiscriminatory basis, in an amount sufficient to preserve and advance universal service pursuant to a specific or predictable universal service funding mechanism. The Company cannot at this time predict the level of its mandatory contribution, but the Company believes that it will likely be a significant expenditure. On May 8, 1997, the FCC released an order implementing these requirements by reforming its existing access charge and universal service rules. See
       "-- Other Regulation -- Universal Service Reform" below.

     Most provisions of the Interconnection Orders were appealed. Numerous appeals were consolidated for consideration by the U.S. Court of Appeals for the Eighth Circuit (captioned Iowa Utilities Board v. FCC). The Court of Appeals thereupon stayed the effectiveness of most of the pricing and costing provisions of FCC rules adopted in the Interconnection Orders. On July 18, 1997, the Court of Appeals released its decision regarding issues raised in the consolidated appeals of the Interconnection Orders. The Interconnection Orders were upheld in part and reversed in part. A non-exclusive list of decisions rendered include that:

     - The FCC exceeded its jurisdiction in establishing rules governing the prices that ILECs may charge competitors for interconnection, unbundled access and resale. The Court ruled that the authority to establish prices for local communications facilities and services is reserved to the States and, thus, vacated the FCC's pricing rules (except as they apply to CMRS providers).

     - The FCC's "pick and choose" rule, which allows competitors to select terms of previously approved interconnection agreements for their own use, conflicts with the purposes of the Federal Telecommunications Act, and also was vacated.

     - The FCC lacks authority to hear formal complaints which involve the review and/or enforcement of certain terms of local interconnection agreements approved by State commissions.

     - The FCC lacks authority to require interconnection agreements which were negotiated before the enactment of the Federal Telecommunications Act to be submitted for State commission approval.

     - The FCC may not adopt a blanket requirement that State interconnection rules must be consistent with the FCC's regulations.

     - The FCC correctly concluded that ILEC operations support systems, operator services and vertical switching features qualify as network elements that are subject to the unbundling requirements of the Federal Telecommunications Act.

     - The FCC's definition of "technically feasible" was upheld for purposes of deciding where ILECs must permit interconnection by competitors, but the FCC's use of this term to determine what elements must be unbundled was rejected.

     - The FCC erred in deciding that ILECs could be required by competitors to provide interconnection and unbundled network elements at levels of quality which exceed those levels at which ILECs provide such services to themselves.

     - The FCC cannot require ILECs to recombine network elements for competitors, but competitors may recombine such network elements themselves as necessary to provide telecommunications services.

     - Claims that the unbundling rules effected an unconstitutional taking were not decided because they were either raised by parties which lacked standing or were not ripe for review.

     - FCC rules and policies regarding the ILECs' duty to provide for physical collocation of equipment were upheld.

     - The FCC's rules requiring ILECs to allow the resale of promotional prices lasting more than 90 days were upheld.

The Interconnection Orders, and resulting local interconnection rules, were vacated in part consistent with these decisions. A companion appeal (captioned Competitive Telecommunications Association v. FCC) was decided on June 27, 1997. In the latter case, the court upheld the FCC's decision that the term "interconnection" as used in the Federal Telecommunications Act relates to physical access, and does not include transmission and routing services as well. On reconsideration, the Eighth Circuit upheld its prior decision as to recombination of network elements. Various parties have sought reconsideration and filed petitions for certiorari to the U.S. Supreme Court seeking reversal of the Eighth Circuit decisions on recombination rules, "pick and choose" rules and the FCC's jurisdiction to set prices for local communications facilities and services. The Company cannot predict whether the Eighth Circuit decisions will stand, or what actions the FCC may or may not take in response to these appellate decisions. Notably, the FCC recently made the use of forward looking, economic costs for the pricing of local interconnection, transport and termination and unbundled network elements, a temporary condition of its approval of the merger of Bell Atlantic and NYNEX. Similarly, the FCC indicated in its denial of Ameritech's application for in-region long distance authority that an RBOC's use of such forward looking, economic costs is relevant to the issue of whether it has satisfied the conditions necessary for approval of such an application although that ruling has been appealed.

     Other Regulation. In general, the FCC has a policy of encouraging the entry of new competitors, such as the Company, in the telecommunications industry and preventing anti-competitive practices. Therefore, the FCC has established different levels of regulation for dominant carriers and nondominant carriers. For domestic common carrier telecommunications regulation, large ILECs such as GTE and the RBOCs are currently considered dominant carriers, while CLECs such as the Company are considered nondominant carriers.

     - Tariffs. As a nondominant carrier, the Company may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization. Services of nondominant carriers have been subject to relatively limited regulation by the FCC, primarily consisting of the filing of tariffs and periodic reports. With the exception of informational tariffs for operator-assisted services and interexchanges 10xxx-2x digital services, the FCC has ruled that interexchange carriers must cancel their tariffs for domestic, interstate interexchange services. However, the FCC's interexchange de-tariffing order was recently stayed by order of the U.S. Court of Appeals for the District of Columbia. Tariffs are still required to be filed for international services. On June 19, 1997, the FCC issued an order granting petitions filed by Hyperion and Time-Warner to provide CLECs the option to cease filing tariffs for interstate interexchange access services and has proposed to make the withdrawal of CLEC access service tariffs mandatory. However, nondominant carriers like the Company must offer interstate services on a nondiscriminatory basis, at just and reasonable rates, and remain subject to FCC complaint procedures.

       Pursuant to these FCC requirements, the Company has filed and maintains tariffs for its interstate services with the FCC. All of the interstate access and retail "basic" services (as defined by the FCC) provided by the Company are described therein. "Enhanced" services (as defined by the FCC) need not be tariffed. The Company believes that its enhanced voice and Internet services are "enhanced" services which need not be tariffed. The Company has not yet decided whether it will elect to cease filing interstate interexchange access tariffs.

       Nondomestic carriers such as the Company also are required to obtain FCC authorization pursuant to Section 214 of the Communications Act before providing international communications services. The Company obtained authority from the FCC to provide voice and data communications services between the United States and all foreign points.

     - ILEC Price Cap Regulation Reform. In 1991, the FCC replaced traditional rate of return regulation for large ILECs with price cap regulation. Under price caps, ILECs can only raise prices for certain services, by a small percentage each year. In addition, there are constraints on the pricing of ILEC services that are competitive with those of CLECs. On September 14, 1995, the FCC proposed a three-stage plan that would substantially reduce ILEC price cap regulation as local markets become increasingly competitive and ultimately would result in granting ILECs nondominant status. Adoption of the FCC's proposal to reduce significantly its regulation of ILEC pricing would significantly enhance the ability of ILECs to compete against the Company and could have a material adverse effect on the Company. The FCC released an order on December 24, 1996 which adopted certain of these proposals, including the elimination of the lower service band index limits on price reductions within the access service category. The FCC's December 1996 order also eased the requirements necessary for the introduction of new services. On May 7, 1997, the FCC took further action in its CC Docket No. 94-1 updating and reforming its price cap plan for ILECs. The changes require price cap LECs to reduce their price cap indices by 6.5 percent annually, less an adjustment for inflation. The FCC also eliminated rules that require ILECs earning more than certain specified rates of return to "share" portions of the excess with their access customers during the next year in the form of lower access rates. These actions could have a significant impact on the interstate access prices charged by the ILECs with which the Company competes.

     - Access Charges. Over the past few years, the FCC has granted ILECs significant flexibility in pricing their interstate special and switched access services. Under this pricing scheme, ILECs may establish pricing zones based on access traffic density and charge different prices for each zone. The Company anticipates that this pricing flexibility will result in ILECs lowering their prices in high traffic density areas, the probable area of competition with the Company. The Company also anticipates that the FCC will grant ILECs increasing pricing flexibility as the number of interconnections and competitors increases. On May 7, 1997, the FCC took action in its CC Docket No. 96-262 to reform the current interstate access charge system. The FCC adopted an order which makes various reforms to the existing rate structure for interstate access that are designed to move access charges, over time, to more economically efficient rate levels and structures. The following is a nonexclusive list of actions announced by the FCC:

       Subscriber Line Charge ("SLC"). The maximum permitted amount which an ILEC may charge for SLC's on certain lines was increased. Specifically, the ceiling was increased significantly for second and additional residential lines, and for multi-line business customers. SLC ceiling increases began in July 1997 and will be phased-in over a two-year period.

       Presubscribed Interchange Carrier Charge ("PICC"). The FCC created a new PICC access charge rate element. The PICC is a flat-rated, per-line charge that is recovered by LECs from IXCs. The charge is designed to recover common line revenues not recovered through SLCs. Effective January 1, 1998, the maximum permitted PICC charge will be $0.53 per month for primary residential lines and $1.50 per month for second and additional residential lines. The initial maximum PICC for multi-line business will be $2.75. The ceilings will be permitted to increase over time.

       Carrier Common Line Charge ("CCL"). As the ceilings on the SLCs and PICCs increase, the per-minute CCL charge will be eliminated. Until then, the CCL will be assessed on originating minutes of use. Thus, ILECs will charge lower rates for terminating then originating access. In addition, Long Term Support ("LTS") payments for universal service will be eliminated from the CCL charge.

       Local Switching. Effective January 1, 1998, ILECs subject to price-cap regulation will be required to move non-traffic-sensitive ("NTS") costs of local switching associated with line ports to common line and recover them through the common line charge discussed above. Local switching costs attributable to dedicated trunk ports must be moved to the trunking basket and recovered through flat-rate monthly charges.

       Transport. The "unitary" rate structure option for tandem-switched transport will be eliminated effective July 1, 1998. For price cap LECs, additional rate structure charges will become effective on January 1, 1998, which will alter the recovery of certain NTS costs of tandem-switching and multiplexing and the minutes-of-use assumption employed to determine tandem-switched transport prices. Also effective January 1, 1998, certain costs currently recovered through Transport Intercon-nection Charge ("TIC") will be reassigned to specified facilities charges. The reassignment of tandem costs currently recovered through the TIC to the tandem switching charge will be phased in evenly over a three-year period. Residual TIC charges will be recovered in part through the PICC, and price cap reductions will be targeted at the per-minute residual TIC until it is eliminated.

       In other actions, the FCC clarified that incumbent LECs may not assess interstate access charges on the purchasers of unbundled network elements or information services providers (including ISPs). Further regulatory actions affecting ISPs are being considered in a notice of inquiry released December 24, 1996. The FCC also decided not to adopt any regulations governing the provision of terminating access by CLECs. ILECs also were ordered to adjust their access charge rate levels to reflect contributions to and receipts from the new universal service funding mechanisms.

       The FCC also announced that it will, in a subsequent Report and Order to be issued during summer 1997, provide detailed rules for implementing a market-based approach to further access charge reform. That process will give incumbent LECs progressively greater flexibility in setting rates as competition develops, gradually replacing regulation with competition as the primary means of setting prices. The FCC also adopted a "prescriptive safeguard" to bring access rates to competitive levels in the absence of competition. For all services then still subject to price caps and not deregulated in response to competition, the FCC required incumbent LECs subject to price caps to file Total Service Long Run Incremental Cost ("TSLRIC") costs studies no later than February 8, 2001.

     This series of decisions is likely to have a significant impact on the operations, expenses, pricing and revenue of the Company. On June 18, 1997, the FCC denied petitions filed by several ILECs asking the FCC to stay the effectiveness of its access charge reform decision. Various parties have sought reconsideration or approval of the FCC's access charge rulings and all or part of the order ultimately could be set aside or revised.

     Universal Service Reform. On May 8, 1997, the FCC released an order in its CC Docket No. 96-45, which reforms the current system of intrastate universal service support and implements the universal services provisions of the Federal Telecommunications Act. The FCC established a set of policies and rules that ensure that low-income consumers and consumers that live in rural, insular and high cost areas received a defined set of local telecommunications services at affordable rates. This is accomplished in part through expansion of direct consumers subsidy programs and in part by ensuring that rural, small and high cost LECs continue to receive universal service subsidy support. The FCC also created new programs to subsidize connection of eligible schools, libraries and rural health care providers to telecommunications networks. These programs will be funded by assessment of eligible revenues of nearly all providers of intrastate telecommunications carriers, including competitive LECs such as the Company.

     The Company, like other telecommunications carriers that provide intrastate telecommunications services, will be required to contribute a portion of its end-user telecommunications revenues to fund universal service programs. However, the Company also is eligible to qualify as a recipient of universal service support if it elects to service areas designated for universal service support over its own network. The eligibility criteria established by the FCC provide that carriers must be a common carrier, and offer and advertise, throughout a designated service area, all of the services supported by universal service subsidies. Such carriers must provide the support services, at least in part, over their own facilities or through use of unbundled network elements purchased from incumbent LECs. The FCC's decisions in CC Docket No. 96-45 could have a significant impact on future operations of the Company.

  State Regulation

     The Company believes that most, if not all, states in which it proposes to operate will require a certification or other authorization to offer intrastate services. Many of the states in which the Company operates or intends to operate are in the process of addressing issues relating to the regulation of CLECs. Some states may require authorization to provide enhanced services.

     In some states, existing state statutes, regulations or regulatory policy may preclude some or all forms of local service competition. The Federal Telecommunications Act contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, the ability of any entity to provide any interstate or intrastate telecommunications service. The FCC is required to preempt any such state or local requirements to the extent necessary to enforce the Federal Telecommunications Act's open market entry requirements. States and localities may, however, continue to regulate the provision of intrastate telecommunications services, and, presumably, require carriers to obtain certificates or licenses before providing service.

     Some states in which the Company operates are considering legislation which could impede efforts by new entrants in the local services market to compete effectively with ILECs. The Arkansas legislature, for example, recently enacted legislation which curtails the ability of the state PSC to make available additional network elements to CLECs or authorize CLECs to receive universal service funding. On March 25, 1997, the Company filed a petition for Declaratory Ruling with the FCC asking it to preempt portions of the Arkansas statute.

     As of September 30, 1997 the Company had obtained intrastate authority for the provision of dedicated services and a full range of local switched services in Alabama, Arizona, Arkansas, Colorado, the District of Columbia, Florida, Georgia, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Nevada, New Mexico, Oklahoma, South Carolina, Tennessee, Texas and Virginia. In addition, the Company has obtained PSC certification to provide interLATA services in a majority of these states and is seeking such certification in other states. There can be no assurances that the Company will receive the authorizations it may seek in the future to the extent it expands into other states or seeks additional services from the above-named PSCs. See "Risk Factors -- Rapid Expansion of Operations." In most states, the Company is required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate.

     The Company believes that, as the degree of intrastate competition increases, the states will offer the ILECs increasing pricing flexibility. This flexibility may present the ILECs with an opportunity to subsidize services that compete with the Company's services with revenues generated from non-competitive services, thereby allowing ILECs to offer competitive services at prices below the cost of providing the service. The Company cannot predict the extent to which this may occur or its impact on the Company's business.

     Local Interconnection. The Federal Telecommunications Act imposes a duty upon all ILECs to negotiate in good faith with potential interconnectors to provide interconnection to the ILEC network, exchange local traffic, make unbundled basic local network elements available, and permit resale of most local services. In the event that negotiations do not succeed, the Company has a right to seek state PSC arbitration of any unresolved issues. The state PSC must conclude the arbitration within nine months of the date upon which the ILEC received the Company's initial request for interconnection. The Company has negotiated or arbitrated interconnection arrangements with each of the following: BellSouth (North Carolina, South Carolina, Georgia, Florida, Alabama, Mississippi, Louisiana, Tennessee and Kentucky), Southwestern Bell (Texas, Arkansas, Kansas, Missouri and Oklahoma), US West (Arizona, New Mexico and Colorado), Bell Atlantic (Maryland, Virginia and the District of Columbia), GTE (Texas, Kentucky and Florida) and Sprint/ Central Telephone (Nevada). Arbitration decisions involving interconnection arrangements in several states have been challenged in lawsuits filed in U.S. District Court by the affected ILECs.

     The Company has experienced some difficulty in obtaining timely ILEC implementation of local interconnection agreements. Delays encountered in unbundled loop installation have caused the Company to file complaints against BellSouth with the FCC and Georgia PSC. The Company is considering the possibility of filing similar actions against other ILECs.

     Local Government Authorizations. The Company is required to obtain street use and construction permits and licenses and/or franchises to install and expand its fiber optic networks using municipal rights-of-way. In some municipalities where the Company has installed or anticipates constructing networks, it will be required to pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post performance bonds or letters of credit. There can be no assurance that the Company will not be required to post similar bonds in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. In many markets, the ILECs do not pay such franchise fees or pay fees that are substantially less than those required to be paid by the Company. To the extent that competitors do not pay the same level of fees as the Company, the Company could be at a competitive disadvantage. However, the Federal Telecommunications Act provides that any compensation extracted by states and localities for use of public rights-of-way must be "fair and reasonable," applied on a "competitively neutral and nondiscriminatory basis" and be "publicly disclosed" by such government entity. Termination of the existing franchise or license agreements prior to their expiration dates could have a materially adverse effect on the Company.

EMPLOYEES

     As of September 30, 1997, the Company employed a total of 669 individuals full time. The Company believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     ACSI's former Chief Financial Officer, Harry J. D'Andrea, has initiated litigation against the Company in the Circuit Court of Maryland for Anne Arundel County. The lawsuit alleges four different counts: breach of contract; breach of the covenant of good faith and fair dealing; negligent misrepresentation; and specific performance. D'Andrea seeks damages in excess of $5,000,000, and the right to exercise options to purchase 100,000 shares of ACSI common stock at $4.25 per share. The Company received a copy of the Complaint on April 8, 1997. The Company believes it has meritorious defenses to this complaint and intends to defend this lawsuit vigorously.

     A Houston, Texas based company named "American Communication Services, Inc." has initiated litigation against the Company in the District Court of Travis County, Texas, contending that the Company's use of the "American Communications Services, Inc." name in the State of Texas violates Texas law. The Company intends to litigate the matter vigorously if an out of court resolution cannot be reached.

     Additionally, the Company and its subsidiaries are currently parties to routine litigation incidental to their business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company. The Company and its subsidiaries are parties to various court appeals and regulatory arbitration proceedings relating to certain of the Company's interconnection agreements and continue to participate in regulatory proceedings before the FCC and state regulatory agencies concerning the authorization of services and the adoption of new regulations. See "-- Regulation."

PROPERTIES

     The Company leases 23,925 and 6,619 square feet of office space in Annapolis Junction, Maryland for its corporate headquarters and network management center for $29,506 and $8,522, respectively, per month as of September 30, 1997, subject to periodic increases in specified amounts. The primary lease expires in 2002 with an option to renew for two additional five year periods. The secondary lease is currently on a month-to-month term. Additional office space of 16,561 square feet is leased in Laurel, Maryland for corporate offices and local network operations. The leases expire in 2006 and 1997. The Company leases 3,063 square feet of corporate office space in Rosemont, Illinois under a lease which expires in 2000. The Company leases a 1,358 square foot field office in Lombard, Illinois which houses its local network development operations. This lease expires in 1999.

     As of September 30, 1997, the Company's various operating subsidiaries have leased facilities for their offices and network nodes. The aggregate monthly rent on these properties is approximately $265,000. The various leases expire on dates ranging from December, 1997 to April, 2007. Most leases include renewal options. Additional office space and equipment rooms will be leased as additional networks are constructed and the Company's operations are expanded.

     The Company believes that its insurance coverage on these properties is adequate and in compliance with the related leases.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of the date of this Prospectus regarding the directors and executive officers of the Company.

                  NAME                    AGE                 POSITION AND OFFICES HELD
----------------------------------------  ---     -------------------------------------------------
Anthony J. Pompliano....................  58      Chairman of the Board of Directors
Jack E. Reich...........................  47      President and Chief Executive Officer and
                                                  Director
Riley M. Murphy.........................  41      Executive Vice President -- Legal and Regulatory
                                                  Affairs, General Counsel and Secretary
David L. Piazza.........................  42      Chief Financial Officer
George M. Middlemas(1)..................  51      Director
Edwin M. Banks(2).......................  35      Director
Christopher L. Rafferty(1)..............  49      Director
Benjamin P. Giess.......................  35      Director
Olivier L. Trouveroy(1)(2)..............  42      Director
Peter C. Bentz..........................  32      Director

---------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     Anthony J. Pompliano, Chairman of the Board of Directors, has more than 30 years of experience in the telecommunications industry. Mr. Pompliano was elected a director of the Company in November 1993. He was co-founder and President of Metropolitan Fiber Systems, the predecessor organization to MFS Communications, a publicly-traded CLEC that was acquired by WorldCom, Inc. in December 1996. Mr. Pompliano served as President, CEO and Vice Chairman of MFS Communications from April 1988 until March 1991. He joined ACSI in August 1993 after the expiration of his non-competition agreement with MFS Communications. Before his association with MFS Communications and its predecessor, he was Vice President -- Operations and Sales for MCI Telecommunications International from 1981 to 1987, and prior thereto, was Vice President -- National Operations for Western Union International, Inc. from 1960 to 1981.

     Jack E. Reich, President and Chief Executive Officer, had 22 years of telecommunications industry and management experience before joining ACSI in December 1996. Mr. Reich was elected to the Board of Directors in October 1997. For two and one-half years prior to joining ACSI, Mr. Reich was employed by Ameritech, Inc. as President of its Custom Business Service Organization, where Mr. Reich was responsible for full business marketing to Ameritech's largest customers for telecommunications services, advanced data services, electronic commerce and managed services/outsource initiatives. Prior to that, he served as President of MCI's Multinational Accounts organization and also served as MCI's Vice President of Products Marketing. Mr. Reich has also held sales and marketing positions at AT&T and ROLM Corp. Mr. Reich has a B.S. degree from St. Louis University and an MBA from the University of Chicago.

     Riley M. Murphy, Executive Vice President -- Legal and Regulatory Affairs and Secretary, had twelve years of experience in the private practice of telecommunications regulatory law for interexchange, cellular, paging and other competitive telecommunication services prior to joining the Company. Since February 1995, she has served as an officer and director of The Association for Local Telecommunications Services. Ms. Murphy joined ACSI on a full-time basis in April 1994 and was senior counsel to Locke Purnell Rain Harrell, a Dallas-based law firm through December 1994. From 1987 to 1992, Ms. Murphy was a partner of Wirpel and Murphy, a telecommunications law firm she co-founded, and from 1992 to 1993 she was a sole practitioner. She holds a B.A. degree from the University of Colorado and a J.D. from the Catholic University of America and is admitted to practice law in the District of Columbia and Louisiana.

     David L. Piazza, Chief Financial Officer, joined the Company on March 24, 1997. For ten years prior to joining the Company, Mr. Piazza was employed by MFS Communications in a variety of finance and senior management positions, most recently as the Senior Vice President and Chief Financial Officer of MFS Telecom, Inc., a subsidiary of MFS Communications. Prior to his employment with MFS Communications, Mr. Piazza was employed by AT&T for four years in its finance and support divisions. Mr. Piazza received his B.S. degree in Accountancy from the University of Illinois and holds a CPA.

     George M. Middlemas, Director, was elected a director of the Company in December 1993. Mr. Middlemas is a general partner of Apex Management Partnership, which is the general partner of Apex Investment Fund I, L.P. and Apex Investment Fund II, L.P., both of which are venture capital funds, and affiliates of First Analysis Corporation, a principal stockholder of the Company. See "Principal Stockholders." From March 1991 to December 1991, Mr. Middlemas acted as an independent consultant providing fund raising and other advisory services. From 1985 until March 1991, Mr. Middlemas was a Senior Vice President and Principal of Inco Venture Capital Management, a venture capital firm. He also serves on the Board of Directors of PureCycle Corporation, Security Dynamics Technologies, Inc. and several privately held companies.

     Edwin M. Banks, Director, was elected a director of the Company in October 1994. Since 1988, Mr. Banks has been employed by W. R. Huff Asset Management Co., L.L.C. and currently serves as a portfolio manager concentrating in the healthcare, communications, food and food services industries. From 1985 until he joined W.R. Huff Asset Management Co., L.L.C., Mr. Banks was employed by Merrill Lynch & Company. Mr. Banks received his B.A. degree from Rutgers College and his MBA degree from Rutgers University. Mr. Banks also serves as a director of Magellan Health Services.

     Christopher L. Rafferty, Director, was elected a director of the Company in October 1994. Mr. Rafferty has been employed by WRH Partners, L.L.C., the general partner of Huff since June 1994. From January 1993 to February 1994, Mr. Rafferty was Vice President -- Acquisitions for Windsor Pet Care, Inc., a venture capital-backed firm focusing on consolidating the pet care services industry. From October 1990 to January 1993, Mr. Rafferty was a consultant specializing in merchant banking, leveraged acquisitions and venture capital transactions. From June 1987 to the time he started his consulting business, Mr. Rafferty was a Managing Director of Chase Manhattan Capital Corporation, the merchant banking and private equity investment affiliate of Chase Manhattan Corporation. Mr. Rafferty received his undergraduate degree from Stanford University and his law degree from Georgetown University.

     Benjamin P. Giess, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Giess has been employed by ING and its predecessors and affiliates and currently serves as a Partner responsible for originating, structuring and managing equity and debt investments. From 1991 to 1992, Mr. Giess worked in the Corporate Finance Group of ING Capital. From 1990 to 1991, Mr. Giess was employed by the Corporate Finance Group of General Electric Capital Corporation where he worked in the media and entertainment group. Prior to attending business school, from 1986 to 1988, Mr. Giess was the Credit Department Manager of the Boston Branch of ABN Amro North America, Inc. From 1984 to 1986, Mr. Giess was employed at the Shawmut Bank of Boston. Mr. Giess also serves as a director of Matthews Studio Equipment Group, CMI Holding Corp. and TransCare Corporation. Mr. Giess received his undergraduate degree from Dartmouth College and his MBA from the Wharton School of the University of Pennsylvania.

     Olivier L. Trouveroy, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Trouveroy has been employed by ING and its predecessors and affiliates and currently serves as a Managing Partner responsible for originating, structuring and managing equity and debt investments. From 1990 to 1992, Mr. Trouveroy was a Managing Director in the Corporate Finance Group ("CFG") of General Electric Capital Corporation in charge of CFG's office in Paris, France. From 1984 to 1990, Mr. Trouveroy held various positions in the Mergers and Acquisitions department of Drexel Burnham Lambert in New York, most recently as a First Vice President. Mr. Trouveroy also serves as a director of AccessLine Technologies, Inc., Cost Plus, Inc. and TransCare Corporation. Mr. Trouveroy holds B.S. and Masters degrees in Economics from the University of Louvain in Belgium, as well as an MBA from the University of Chicago.

     Peter C. Bentz, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Bentz has been employed by W. R. Huff Asset Management Co., L.L.C. as a research analyst specializing in telecommunications, media and healthcare. Mr. Bentz received his Bachelor of Science degree from Boston College in 1987 and his MBA from the Wharton School of the University of Pennsylvania in 1992.

     The Board is comprised of seven members who were elected by the holders of the Company's Common Stock. All directors of the Company hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

LIMITATION OF LIABILITY OF DIRECTORS

     The Charter provides that a director of the Company will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability, (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the Delaware General Corporation Law (the "DGCL") or (iv) for any transaction from which the director derived an improper personal benefit.

     This provision is intended to afford directors additional protection and limit their potential liability from suits alleging a breach of the duty of care by a director. As a result of the inclusion of such a provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are otherwise in violation of their fiduciary duty of care, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular situation, stockholders may not have an effective remedy against a director in connection with such conduct.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Certificate of Incorporation and the By-laws provide that directors and officers of the Company (as well as agents and employees of the Company at the discretion of the Board) shall, to the fullest extent authorized by the DGCL or any other applicable laws then in effect, be indemnified against liabilities arising from their service as directors and officers. Additionally, the Company has entered into indemnification agreements with each of its executive officers and directors to reimburse them for certain liabilities incurred in connection with the performance of their fiduciary duties. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is a or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

     There has not been in the past and there is not presently pending any litigation or proceeding involving a director, officer, employee or agent of the Company which could give rise to an indemnification obligation on the part of the Company. In addition, except as described herein, the Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The foregoing summary of certain material provisions of ACSI's Second Restated Certificate of Incorporation and By-laws is qualified in its entirety by reference to the complete text of those documents.

EXECUTIVE COMPENSATION

     The following table provides a summary of compensation for the fiscal period ended December 31, 1996 and for each of the three fiscal years ended June 30, 1996, 1995 and 1994, with respect to the Company's Chief Executive Officer, and the other five most highly compensated officers of the Company during the fiscal year ended June 30, 1996 whose annual salary and bonus during such fiscal year exceeded $100,000 (collectively, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                                                              AWARDS
                                                         ANNUAL COMPENSATION               ------------
                                               ---------------------------------------      NUMBER OF
                                                                             OTHER          SECURITIES
   NAME AND PRINCIPAL POSITION ON                                           ANNUAL          UNDERLYING       ALL OTHER
         DECEMBER 31, 1996            YEAR      SALARY       BONUS       COMPENSATION(1)    OPTIONS(2)      COMPENSATION
------------------------------------  ----     --------     --------     -------------     ------------     ------------
Anthony J. Pompliano................  1996*    $124,167     $ 75,000(3)    $      --                --        $  2,574(4)
  Chairman of the Board               1996      239,583      175,000(3)           --                --           6,187(4)
  of Directors                        1995      219,500      175,000(3)           --           500,000           6,977(4)
                                      1994      110,000           --          25,000(5)      1,349,899          61,507(6)
Jack E. Reich(7)....................  1996*      20,883           --              --         1,200,000
  President and Chief Executive
  Officer -- Communications Services
Riley M. Murphy.....................  1996*      91,250           --              --                --              --
  Executive Vice President -- Legal   1996      162,499       81,500(8)       37,004(10)        50,000           3,536(4)
  and Regulatory Affairs, General     1995      150,000       81,500(9)           --           250,001(12)       9,783(4)
  Counsel and Secretary               1994       37,500           --          48,620(11)                            --
Robert H. Ottman(13)................  1996*      90,667           --              --                --              --
  Executive Vice President/Network    1996      170,000       50,000(3)      100,000(10)            --              --
  Services and Technical Support      1995       28,333           --              --           250,000              --
Richard A. Kozak(14)................  1996*     129,167      137,500(3)           --            83,334(15)       2,700(4)
  President and Chief Executive       1996      232,885      200,000(3)           --                --           5,400(4)
  Officer -- Corporate Services and   1995      184,378      175,000(3)           --           399,999(15)       3,750(4)
  Acting Chief Financial Officer      1994       87,500           --          39,728(5)        899,932              --
George M. Tronsrue, III(16).........  1996*     100,000           --              --                --           2,400(4)
  President and Chief Operating       1996      191,128       54,116(17)          --            50,000           4,800(4)
  Officer -- Strategy and Technology  1995      150,000      135,417(17)      68,800(10)       350,001(12)          --
  Development                         1994       53,827       50,000              --                                --

---------------

  (*) Subsequent to June 30, 1996, the Company changed its fiscal year-end to December 31. Information is for the six months ended December 31, 1996.
  (1) Excludes perquisites and other personal benefits that in the aggregate do not exceed 10% of the Named Officers' total annual salary and bonus.
  (2) See information provided in "Option Grants in Fiscal Year Ended June 30, 1996 and Fiscal Period Ended December 31, 1996" and "December 31, 1996 Option Values."
  (3) Represents cash bonuses received for attainment of certain performance goals.
  (4) Represents payments received for medical or disability insurance in excess of that provided to other employees and/or car allowances and, for Ms. Murphy, includes payments of $6,423 of premiums in connection with professional liability insurance for the period prior to her employment with the Company.
  (5) Consists of amounts paid to Messrs. Pompliano and Kozak as consultants for services rendered prior to their employment by the Company in August 1993 and November 1993, respectively.
  (6) Consists of $20,000 received as compensation in connection with the Company's November 1993 sale of 400,000 shares of Common Stock and $41,507 received as compensation in connection with the Company's June 1994 issuance of $4,300,720 principal amount of 15% convertible notes.
  (7) Mr. Reich commenced employment with the Company in December 1996.
  (8) Represents an installment of a $244,500 cash bonus, $81,500 of which was paid in January 1997.
  (9) This payment represents the first installment of a $244,500 cash bonus.
 (10) Includes $65,000, $100,000 and $37,004 paid to Messrs. Tronsrue and Ottman and Ms. Murphy, respectively, in connection with relocation and moving expenses relating to the relocation of the Company's headquarters to Annapolis Junction, Maryland.
 (11) Consists of $43,620 received for performing legal services for the Company as outside counsel and a $5,000 for relocation expenses.
 (12) 150,000 of these options were originally granted in the fiscal year ended June 30, 1994 at an exercise price of $2.50 per share and such exercise price was subsequently reduced to $2.25 per share in connection with the Company's October 1994 offering of preferred stock.
 (13) Mr. Ottman commenced employment with the Company in May 1995 and his employment was terminated in February 1997.
 (14) Mr. Kozak served as the Company's President and Chief Executive Officer during fiscal year 1996. He became Acting Chief Financial Officer in December 1996 upon the resignation of the Company's previous Chief Financial Officer. In connection with the Company's December 1996 management reorganization, Mr. Kozak became President and Chief Executive Officer -- Corporate Services. Effective February 2, 1997, Mr. Kozak's employment with the Company was terminated.
 (15) In connection with the settlement of the dispute relating to the termination of Mr. Kozak's employment, all of the options granted in fiscal period ended December 31, 1996 and options to purchase 83,333 shares granted in fiscal year ended June 30, 1995 were canceled. See "Certain Transactions."
 (16) Mr. Tronsrue served as Chief Operating Officer during fiscal year 1996, until November 1996 when he became President and Chief Operating
      Officer -- Strategy and Technology Development. Effective September 3, 1997, Mr. Tronsrue resigned from such position. The Company and Mr. Tronsrue have entered into a separation agreement.
 (17) Represents an installment of a $244,500 bonus, $54,116 of which was due on February 24, 1997.

OPTION GRANTS IN FISCAL YEAR ENDED JUNE 30, 1996 AND FISCAL PERIOD ENDED DECEMBER 31, 1996

     The following table contains information concerning the grant of stock options to the Named Officers during the fiscal year ended June 30, 1996 and the fiscal period ended December 31, 1996.

                                            INDIVIDUAL GRANTS(1)
                                  -----------------------------------------
                                  NUMBER OF      % OF TOTAL                     MARKET PRICE
                                  SECURITIES      OPTIONS                       OF UNDERLYING
                                  UNDERLYING     GRANTED TO     EXERCISE OR     SECURITIES ON
                                   OPTIONS       EMPLOYEES      BASE PRICE         DATE OF        EXPIRATION
NAME                               GRANTED       IN PERIOD      (PER/SHARE)         GRANT           DATE
--------------------------------  ----------     ----------     -----------     -------------     --------
Anthony J. Pompliano............         --            --              --               --              --
Jack E. Reich...................    200,000         13.95%        $ 9.375          $11.625         12/1/02
                                    200,000         13.95           9.375           11.625         12/1/03
                                    200,000         13.95           9.375           11.625         12/1/04
                                    200,000         13.95           9.375           11.625         12/1/05
                                    400,000          27.9           9.375           11.625        12/31/07
Riley M. Murphy.................     25,000(2)        2.2            3.40            3.875         3/30/03
                                     25,000(3)        2.2            3.40            3.875         3/30/04
Robert H. Ottman................         --            --              --               --              --
Richard A. Kozak................     83,334           5.8           15.00            11.75        11/15/04(4)
George M. Tronsrue, III.........     25,000(5)        2.2            3.40            3.875         2/22/03
                                     25,000(5)        2.2            3.40            3.875         2/22/04

---------------

(1) Mr. Tronsrue and Ms. Murphy were granted options in fiscal year ended June 30, 1996, and Messrs. Reich and Kozak were granted options in the fiscal period ended December 31, 1996.

(2) These options were granted on July 6, 1995, with an exercise price of $3.40. Ms. Murphy's options will vest on March 31, 1998 provided that she does not voluntarily terminate her employment with the Company or is not terminated for cause prior to the vesting date.

(3) These options were granted on July 6, 1995, with an exercise price of $3.40. Ms. Murphy's options will vest on March 31, 1999 provided that she does not voluntarily terminate her employment with the Company or is not terminated for cause prior to the vesting date.

(4) These options were canceled in connection with the settlement of the dispute relating to the termination of Mr. Kozak's employment. See "Certain Transactions."

(5) Due to Mr. Tronsrue's resignation effective as of September 3, 1997, these options were cancelled.

DECEMBER 31, 1996 OPTION VALUES

     The following table sets forth the value of unexercised options held by the Named Officers as of December 31, 1996. None of the Named Officers exercised options during the fiscal year ended June 30, 1996 or the fiscal period ended December 31, 1996.

                                                                                 VALUE OF UNEXERCISED
                                               NUMBER OF UNEXERCISED            OPTIONS AT DECEMBER 31,
                                           OPTIONS AT DECEMBER 31, 1996                 1996(1)
                                           -----------------------------     -----------------------------
                  NAME                     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------------------------------  -----------     -------------     -----------     -------------
Anthony J. Pompliano.....................    1,599,899         250,000       $15,455,253      $ 1,987,500
Jack E. Reich............................           --       1,200,000                --        1,650,000
Riley M. Murphy..........................      137,501         162,501         1,168,759        1,323,759
Robert H. Ottman.........................      100,000         150,000(2)        775,000        1,162,500
Richard A. Kozak.........................    1,133,265         250,000(3)     10,824,326          970,825
George M. Tronsrue, III..................      250,000         150,000(4)      2,125,000        1,217,500

---------------

(1) Represents the difference between the per share exercise price of the unexercised options and $10.75, the last sale price on December 31, 1996, as reported by the Nasdaq Stock Market.

(2) The vesting of options to purchase 75,000 of these shares was accelerated in connection with the termination of Mr. Ottman's employment in February 1997.

(3) Of these, options to purchase 166,667 shares were canceled and the vesting of options to purchase an additional 83,333 shares was accelerated in connection with the settlement of the dispute relating to the termination of Mr. Kozak's employment. See "Certain Transactions."

(4) Of Mr. Tronsrue's unexercisable options, 50,000 vested in February, 1997, and the remainder have been cancelled due to Mr. Tronsrue's resignation effective as of September 3, 1997.

DIRECTORS' COMPENSATION

     Members of the Board do not receive cash compensation for acting as members of the Board or Committees of the Board, other than reimbursement for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees. Directors who also serve as executive officers receive cash compensation for acting in their capacity as executive officers. See "-- Summary Compensation Table." From time to time the Board has granted options to purchase shares of Common Stock to members of the Board who are not also officers of the Company in consideration for their service as directors. However, other than "formula grants" under the Company's 1994 Stock Option Plan, no formal arrangement exists. For the fiscal period ended December 31, 1996, no directors were granted options.

EMPLOYMENT AGREEMENTS

     Anthony J. Pompliano. The Company is party to an employment agreement with Anthony J. Pompliano, its Chairman, which terminates on August 23, 1998. Under the terms of the agreement, as amended, Mr. Pompliano is entitled to an annual base salary of $275,000 and a cash bonus of up to $200,000 for each of the 1997 and 1998 fiscal years based upon the Company's achievement of certain performance goals for the relevant fiscal year. Under this employment agreement, Mr. Pompliano has been granted options to purchase an aggregate of 1,849,899 shares of the Company's Common Stock at exercise prices ranging from $.875 per share to $2.80 per share. 1,662,399 of these options are currently vested. Mr. Pompliano has the right to obtain a 30-day loan from the Company for the purpose of paying the aggregate exercise price of the options granted to him.

     Mr. Pompliano has the right, for 90 days after termination of his employment (unless he is terminated by the Company "for cause" or he voluntarily resigns), to sell to the Company up to $1.0 million in then market value of shares of Common Stock issued or issuable pursuant to the options granted to Mr. Pompliano under his employment agreement, at a price equal to the publicly-traded price of the Common Stock, less the exercise price of the options with respect to unexercised options; provided, however, this right cannot be exercised unless at least 5,000,000 shares of Common Stock are owned by non-affiliates of the Company at the time of his request and the market value of the outstanding Common Stock is at least $300 million. Mr. Pompliano's employment agreement also contains non-compete, non-solicitation and confidentiality provisions.

     Jack E. Reich.  The Company is party to an employment agreement with Jack
E. Reich, its President and Chief Executive Officer, which terminates on December 31, 2000, extendable for one year by mutual agreement. Under the terms of this agreement, Mr. Reich is entitled to a minimum annual base salary of $250,000, a cash bonus of $100,000 in 1997 and annual bonuses of between $150,000 and $350,000 based on the Company's achievement of certain performance goals. Under this employment agreement, Mr. Reich was granted an option to purchase 1,200,000 shares of Common Stock at an exercise price $9.375 per share. These options vest in installments between December 1997 and December 2001, subject to Mr. Reich's continued employment. Mr. Reich's employment agreement also contains non-compete, non-solicitation and confidentiality provisions.

     Riley M. Murphy. The Company is party to an employment agreement with Riley M. Murphy, its Executive Vice President for Legal and Regulatory Affairs, which terminates on March 31, 1999. This agreement, as amended, calls for an annual salary of $200,000 and a guaranteed bonus of $244,500, payable in annual installments through January 1997. Under this employment agreement, Ms. Murphy was granted options to purchase an aggregate of 300,002 shares of Common Stock at prices ranging from $2.25 per share to $3.40 per share. Ms. Murphy's employment agreement also contains non-compete, non-solicitation and confidentiality provisions.


     The shares of Common Stock underlying the stock options held by Messrs. Pompliano and Reich and Ms. Murphy which are discussed above are the subject of a registration rights agreement with the Company, pursuant to which these executive officers have been granted certain demand and piggyback registration rights with respect to the shares of Common Stock underlying these options. This registration statement pertains to the offer and sale by Mr. Pompliano and Mr. Murphy of 1,849,928 and 300,002 shares of Common Stock respectively.

1994 STOCK OPTION PLAN


     On November 15, 1994, the Board adopted and on December 16, 1994, stockholders approved the 1994 Stock Option Plan. On January 26, 1996, November 15, 1996 and June 25, 1997 the Company's stockholders approved amendments to the 1994 Plan. The 1994 Plan will terminate no later than November 15, 2004, ten years after adoption by the Board of Directors and after such termination no additional options may be granted. The 1994 Plan is administered by the Compensation Committee which makes discretionary grants ("discretionary grants") of options to employees (including employees who are officers and directors of the Company), directors who are not employees of the Company ("Outside Directors") and consultants. The 1994 Plan also provides for formula grants of options to Outside Directors ("formula grants"). Under the 1994 Plan, 5,000,000 shares of Common Stock have been reserved for discretionary and formula grants. As of December 31, 1996, 845,350 discretionary and 20,000 formula options had been granted under the 1994 Plan.


     Options granted pursuant to discretionary grants may be nonqualified options or incentive options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The selection of participants, allotment of shares, determination of price and other conditions of purchase of such options will be determined by the Compensation Committee, in its sole discretion. Options granted pursuant to discretionary grants are exercisable for a period of up to ten years, except that incentive options granted to optionees who, at the time the option is granted, own stock representing greater than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, are exercisable for a period of up to five years. The per-share exercise price of incentive options granted pursuant to discretionary grants must be no less than 100% of the fair market value of the Common Stock on the date of grant, except that the per share exercise price of incentive options granted to optionees who, at the time the option is granted, own stock representing greater than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, must be no less than 110% of the fair market value of the Common Stock. The per share exercise price of nonqualified stock options granted pursuant to discretionary grants must be no less than 85% of the fair market value of the Common Stock on the date of grant. To the extent options are granted at less than fair market value, the Company incurs a non-cash cost for financial reporting purposes.

     Under the formula grants, each Outside Director will be granted automatically a nonqualified option to purchase 50,000 shares (subject to adjustment as provided in the 1994 Plan). Each such director may decline such grant. Each option granted pursuant to a formula grant will vest and become exercisable as to 10,000 shares on the date such option is granted (the "Grant Date"), as to 10,000 shares on the date of the first annual meeting of stockholders held at least eight months after the Grant Date (the "First Annual Meeting") and as to 10,000 shares on the date of each of the next three annual meetings of stockholders held after the First Annual Meeting, provided that the option will only vest on the relevant annual meeting of stockholders date if the Outside Director is re-elected to the Board at such meeting. Each such option shall have a term of five years from the relevant vesting date. The exercise price per share of Common Stock for options granted pursuant to a formula grant shall be 100% of the fair market value as determined under the terms of the 1994 Plan.

     Generally, all options granted under the 1994 Plan are nontransferable, other than by will or by the laws of descent and distribution, and may be exercised during the optionee's lifetime, only by the optionee, or in the event of the optionee's legal incapacity to do so, by the optionee's guardian or legal representative. On June 25, 1997, the Company's stockholders approved the Company's adoption of an amendment to the 1994 Plan authorizing the inclusion of a provision in stock option agreements relating to options granted to Outside Directors which permits the transfer by such Outside Director of the options granted pursuant to such stock option agreement.

     As of December 31, 1996, there were 322 employees eligible to participate and approximately 107 actual participants in the 1994 Plan. During the fiscal year ended June 30 and the fiscal period ended December 31, 1996 there were no grants of options pursuant to the 1994 Plan to any director or executive officer of the Company, including the Named Officers. There were grants of options pursuant to the 1994 Plan to all other employees as a group to acquire an aggregate of 595,309 shares of Common Stock, at an average exercise price of $5.41 per share, during the fiscal year ended June 30, 1996 and the fiscal period ended December 31, 1996.

EMPLOYEE STOCK PURCHASE PLAN


     On November 15, 1996, the Company's stockholders approved the Company's adoption of the Company's 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers), and all other employees whose customary employment is for more than 20 hours per week, who in either case have been employed by the Company for at least three months are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. A maximum of 500,000 shares of the Company's Common Stock are reserved for offering under the Stock Purchase Plan and available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company.


     Under the Stock Purchase Plan, offerings will be made at the commencement of each offering period ("Offer Period"). During each Offer Period, deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the Stock Purchase Plan. Payroll deductions may be from 1% to 15% (in whole percentage increments) of a participant's regular base pay. Participants may not make direct cash payments to their accounts.

     The price per share at which shares of Common Stock are to be purchased pursuant to the Stock Purchase Plan for any Offer Period is the lesser of (a) 85% of the fair market value of Common Stock on the commencement of the Offer Period or (b) 85% of the fair market value of Common Stock on the last business day of an Offer Period. On the last business day of each Offer Period, amounts credited to the accounts of participants who have been neither terminated from the employ of the Company nor withdrawn from the Stock Purchase Plan for such Offer Period are used to purchase shares of Common Stock in accordance with the elections of such participants. Any amounts remaining in the accounts of participants at the end of any Offer Period are refunded to the participants. Only amounts credited to the accounts of participants may be applied to the purchase of shares of Common Stock under the Stock Purchase Plan.

     If for any Offer Period the number of shares of Common Stock available for Stock Purchase Plan purposes shall be insufficient, the Board of Directors of the Company is authorized to apportion the remaining available shares pro rata among participating employees on the basis of their payroll deductions in effect for such Offer Period.

     The Company makes no cash contributions to the Stock Purchase Plan, but bears the expenses of its administration. The Stock Purchase Plan is administered by the Compensation Committee, which has authority to establish and change the number and duration of the Offer Periods during the term of the Stock Purchase Plan, and to make rulings and interpretations thereunder.

     The Stock Purchase Plan will terminate when all available shares have been purchased, or earlier in the discretion of the Compensation Committee. The first Offer Period commenced on December 2, 1996 and ended on June 30, 1997. New Offer Periods will commence on each July 1 and January 1 thereafter until the Stock Purchase Plan is terminated. At December 31, 1996, there were approximately 272 employees (including officers and directors) who were eligible to participate in the Stock Purchase Plan.

                              CERTAIN TRANSACTIONS

     In June 1995, the Company completed a private placement of its Series B Preferred Stock, of which ING purchased an aggregate of 100,000 shares of Series B Preferred Stock, warrants to purchase 428,571 shares of Common Stock at an exercise price of $0.01 per share and a warrant to purchase 100,000 shares of Common Stock at an exercise price of $2.50 per share. Huff and certain of its affiliates purchased an aggregate of 100,975 shares of the Series B Preferred Stock, warrants to purchase 432,749 shares of Common Stock at an exercise price of $0.01 per share, a warrant to purchase 100,000 shares of Common Stock at an exercise price of $1.79 per share and a warrant to purchase 100,000 shares at an exercise price of $2.50 per share. Apex and certain of its affiliates purchased an aggregate of 21,000 shares of the Series B Preferred Stock and warrants to purchase an aggregate of 90,000 shares of Common Stock at an exercise price of $0.01 per share. The price per unit in the June 1995 private placement was $100. Pursuant to the Series B Purchase Agreement, in November 1995, ING purchased 50,000 additional shares of the Series B Preferred Stock and exercised a warrant entitling ING to purchase 214,286 shares of Common Stock at an exercise price of $0.01 per share. In connection with these private placements, the Company entered into the registration rights agreement dated June 26, 1995, among the holders of the Series B Preferred Stock, certain holders of Common Stock and certain holders of options or warrants convertible into Common Stock (the "Equity Registration Rights Agreement") wherein the parties were granted piggyback registration rights with respect to any registration statements (other than Registration Statements filed on Forms S-4 or S-8) filed by the Company with the Commission at any time prior to the sixth anniversary of the Equity Registration Rights Agreement, and certain demand registration rights following the occurrence of, among other things, a qualifying offering. The Common Stock Offering was a qualifying offering. Huff and certain of its affiliates purchased an aggregate of 10,000 Units in the Unit Offering, acquiring thereby 10,000 shares of 14 3/4% Preferred Stock and 10,000 Unit Warrants. ING Baring (U.S.) Securities, Inc., which may be deemed an affiliate of ING, purchased 7,500 Units in the Unit Offering, acquiring thereby 7,500 shares of 14 3/4% Preferred Stock and 7,500 Unit Warrants. The Company has in place policies and procedures that enable it to comply with the covenants in the Existing Indentures regarding transactions with affiliates.

     The initial purchasers of the 2007 Notes have informed the Company that W.R. Huff Asset Management Co. LLC ("W.R. Huff") (an affiliate of Huff) on behalf of investment management accounts for which W.R. Huff acts as investment advisor and over which it has sole dispositive power, purchased $50 million of the Notes in the private placement of the 2007 Notes, for which the Company paid W.R. Huff, on behalf of such accounts, a fee of $750,000 with respect to such purchase.

     The Company was party to an employment agreement with Richard A. Kozak, which was terminated effective February 2, 1997. Each of the parties initially claimed the termination was the result of a breach of the employment agreement by the other party. In settlement of their dispute and related litigation concerning Mr. Kozak's termination, the parties agreed, among other things, that Mr. Kozak would (i) receive $300,000 in cash, payable by the Company in three equal installments on April 1, July 1 and October 1, 1997, (ii) forfeit 166,667 of his unvested options, and (iii) execute a 180-day Lock-Up Agreement for all but 150,000 of the shares underlying his vested options and 80,000 other shares he holds. Also, Mr. Kozak's rights to have his shares of Common Stock registered under the Securities Act terminated upon completion of the Common Stock Offering. The Company has agreed to accelerate the vesting of Mr. Kozak's remaining 83,333 options which had not vested at the time of his termination. Mr. Kozak has also agreed to certain non-compete, non-solicitation and confidentiality provisions expiring on December 31, 1997. Under his employment agreement, Mr. Kozak had been granted stock options to purchase an aggregate of 1,383,265 shares of the Company's Common Stock at exercise prices ranging from $0.875 per share to $15.00 per share, of which options to purchase 1,133,265 shares had vested as of his termination. In January 1997, Mr. Kozak exercised options to purchase 100,000 of these shares.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of September 30, 1997, certain information regarding the beneficial ownership of the Company's Common Stock outstanding (assuming the exercise of options and warrants exercisable on or within 60 days of such date) by (i) each person who is known to the Company to own 5% or more of the Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and each of the Named Officers and (iv) all executive officers and directors of the Company as a group.

     Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

                                                                      NUMBER        PERCENTAGE
                     NAME OF BENEFICIAL OWNER(1)                    OF SHARES       OF TOTAL(2)
    -------------------------------------------------------------  ------------     -----------
    Anthony J. Pompliano(3)......................................     1,662,499          4.4%
    Jack E. Reich................................................            --           --
    Riley M. Murphy(4)...........................................       193,752            *
    George M. Middlemas(5).......................................     1,748,147          4.6
    Christopher L. Rafferty(6)...................................         8,000            *
    Edwin M. Banks(6)............................................            --           --
    Peter C. Bentz(6)............................................            --           --
    Olivier L. Trouveroy(7)......................................            --           --
    Benjamin P. Giess(7).........................................            --           --
    Richard A. Kozak(8)..........................................       649,932          1.8
    Robert H. Ottman(9)..........................................       175,000            *
    George M. Tronsrue, III(10)..................................       300,000            *
    The Huff Alternative Income Fund, L.P.(11)...................    15,090,140         38.2
    ING Equity Partners, L.P. I(12)..............................     7,946,828         21.8
    First Analysis Corporation(13).).............................     3,156,420          8.4
    All executive officers and directors as a group (10
      persons)...................................................     2,220,800          5.8

---------------
 * Less than one percent.
 (1) The addresses of all officers and directors listed above are in the care of the Company.
 (2) The percentage of total outstanding for each stockholder is calculated by dividing (i) the number of shares of Common Stock deemed to be beneficially owned by such stockholder as of September 30, 1997 by (ii) the sum of (A) the number of shares of Common Stock outstanding as of September 30, 1997 plus (B) the number of shares of Common Stock issuable upon the exercise of options or warrants held by such stockholder which were exercisable as of September 30, 1997 or will become exercisable within 60 days after September 30, 1997 ("currently exercisable").
 (3) Includes currently exercisable options to purchase 1,662,399 shares.
 (4) Includes currently exercisable options to purchase 193,752 shares.
 (5) Includes currently exercisable options to purchase 20,000 shares. Also includes 788,905 shares of Common Stock owned by Apex II and 278,973 shares of Common Stock currently owned by Apex I. Mr. Middlemas is a general partner of Apex Management Partnership which is the general partner of Apex I and Apex II. Mr. Middlemas disclaims beneficial ownership of the shares owned by Apex I and Apex II, except to the extent of his ownership in the general partner of Apex I and in the general partner of Apex II.
 (6) Messrs. Banks and Bentz are employees of W.R. Huff, an affiliate of Huff. Mr. Rafferty is an employee of WRH Partners, L.L.C., the general partner of Huff, William R. Huff is the President of the General Manager of WRH Partners L.L.C. Messrs. Huff, Rafferty, Bentz and Banks disclaim beneficial ownership of all shares held by Huff.
 (7) Mr. Trouveroy is a Managing Partner of ING and Mr. Giess is a Partner of ING. Messrs. Trouveroy and Giess disclaim beneficial ownership of all shares held by ING.
 (8) Includes currently exercisable options to purchase 1,041,598 shares. Mr. Kozak's employment was terminated effective February 2, 1997. See "Certain Transactions."
 (9) Includes currently exercisable options to purchase 175,000 shares. Mr. Ottman's employment with the Company was terminated in February 1997.
(10) Includes currently exercisable options to purchase 300,000 shares.
(11) Includes currently exercisable warrants to purchase 200,000 shares. The address for Huff is 1776 On the Green, 67 Park Place, Morristown, NJ 07960.
(12) Includes currently exercisable warrants to purchase 100,000 shares. The address for ING is 135 East 57th Street, 16th Floor, New York, NY 10022.
(13) Includes 1,034,465 shares of Common Stock currently owned by Apex II. Includes 103,800 and 175,173 shares of Common Stock owned by Apex I. Includes 359,214 and 732,213 shares of Common Stock owned by The Productivity Fund II, L.P. ("Productivity"). Includes 714,293 shares of Common Stock owned by Environmental Private Equity Fund II, L.P. ("EPEF"). First Analysis Corporation ("FAC") is an ultimate general partner of Apex I, Apex II, Productivity and EPEF and may be deemed to be the beneficial owner of the shares owned by them. FAC disclaims beneficial ownership of these shares. F. Oliver Niklan, Jr. is the president of FAC and therefore may be deemed to be the beneficial owner of the shares that may be deemed beneficially owned by FAC. Mr. Niklan disclaims beneficial ownership of these shares. The address for FAC is 233 South Wacker Drive, Suite 9600, Chicago, IL 60093.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

AT&T CREDIT FACILITY

     In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide up to $31.2 million in financing for the development and construction of fiber optic networks by the Company's subsidiaries. Pursuant to the AT&T Credit Facility, during fiscal 1995 the Company's subsidiaries in Louisville, Fort Worth, Greenville and Columbia entered into loan agreements with AT&T Credit Corporation providing for up to $19.8 million in loans secured by the assets of such subsidiaries, and in September 1995, the Company's subsidiary in El Paso entered into a separate loan agreement with AT&T Credit Corporation pursuant to the AT&T Credit Facility providing for up to an aggregate of approximately $5.5 million in loans secured by its assets. During 1996, the existing loan agreements were amended to increase the aggregate credit available under such agreements to the $31.2 million credit availability under the AT&T Credit Facility. As of September 30, 1997, outstanding borrowings under the AT&T Credit Facility totaled approximately $31.2 million. Interest rates applicable to the loans range from 11.93% to 14.47%.

     The loans under the AT&T Credit Facility are secured by all of the assets of the respective borrowing subsidiary, including its installed fiber optic system and other equipment. The principal of borrowed amounts is payable in 28 consecutive quarterly installments, beginning with the ninth quarter after the date of the loan. The principal of borrowed amounts may be prepaid in certain circumstances, and must be prepaid along with a premium in other circumstances. Interest is due quarterly. At the borrowing subsidiary's option, the interest rate may be fixed or variable. The borrowing subsidiary has a one-time option to convert all variable rate loans to fixed rate loans. Upon certain events of default, additional interest ranging from 2% to 4% will become payable. Interest may generally be deferred so long as it would not cause the outstanding principal balance to exceed the commitment amounts for Capital Loans and for Equipment Loans (as defined in the loan documents). In addition, the AT&T Credit Facility includes covenants, some of which impose certain restrictions on the Company and its subsidiaries including restrictions on the declaration or payment of dividends, the conduct of certain activities, certain capital expenditures, the creation of additional liens or indebtedness, the disposition of assets, transactions with affiliates, and extraordinary corporate transactions. The AT&T Credit Facility imposes restrictions on the ability of those subsidiaries of ACSI that incur indebtedness thereunder to transfer funds to ACSI in the form of dividends or other distributions. The AT&T Credit Facility also imposes restrictions on the ability of such subsidiaries to raise capital by incurring additional indebtedness. These factors could limit ACSI's ability to meet its obligations with respect to the Existing Notes.

     Pursuant to the AT&T Credit Facility, the Company had contributed approximately $26.4 million in capital to its subsidiaries through September 30, 1997, and AT&T Credit Corporation received 7.25% of the outstanding capital stock of each of the Company's operating subsidiaries for which it provided financing. The Company was required to pledge its interest in the respective subsidiaries to AT&T Credit Corporation as a condition to each loan. Under certain circumstances, this pledge agreement also restricts the Company's ability to pay dividends on its capital stock.

     The Company has entered into negotiations with AT&T Credit Corporation to roll-up the five existing loan agreements comprising the AT&T Credit Facility into the New AT&T Credit Facility (to be secured by the existing assets of the Company including the stock, but not the assets, of certain of the Company's subsidiaries), which the Company expects will otherwise be on terms substantially similar to those of the existing AT&T Credit Facility. The maximum aggregate amount of credit available under the proposed New AT&T Facility will not exceed $35 million, which is the maximum amount of credit the Company is allowed to borrow in its Secured Credit Facility (as defined in the indentures relating to the Existing Notes). AT&T Credit Corporation has issued to each of the Company's subsidiaries that are parties to the AT&T Credit Facility a waiver through December 31, 1997, of compliance by such subsidiaries with certain covenants contained therein. Such covenants are not expected to be included in the New AT&T Facility. The Company has agreed with the initial purchaser in the Debt Offering that, after the date of expiration of such waiver (as the same may be extended), upon the receipt of a demand for payment under the AT&T Credit Facility, the

Company will repay the AT&T Credit Facility in full and, upon consummation of the offering of the 2007 Notes, will maintain cash and cash equivalents in an aggregate amount sufficient for such purpose, unless, on or prior to such demand for payment, the New AT&T Facility shall have become effective and the Company shall be in compliance with all covenants contained therein.

THE EXISTING NOTES

     The terms of the Existing Notes include those stated in the applicable indenture and those made a part of the applicable indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of such indenture. The terms of the Existing Notes are substantially similar. The following summaries of certain provisions of those indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures.

     The Existing Notes are general unsubordinated and unsecured senior obligations of ACSI and rank pari passu with all other unsubordinated and unsecured indebtedness of ACSI. As a holding company that conducts virtually all of its business through subsidiaries, ACSI currently has no source of operating cash flow other than from dividends and distributions from its subsidiaries. ACSI's subsidiaries have no obligation to pay amounts due on the Existing Notes and do not guarantee the Existing Notes. Therefore, the rights of the holders of the Existing notes are effectively subordinated to all liabilities of ACSI's subsidiaries, including trade payables. Any rights of ACSI and its creditors, including the holders of the Existing Notes, to participate in the assets of any of ACSI's subsidiaries upon any liquidation or reorganization of any such subsidiary are subject to the prior claims of that subsidiary's creditors (including trade creditors).

     Upon a Change of Control (as defined in the indentures), each holder of the Existing Notes will have the right to require ACSI to repurchase all or any part of such holder's Existing Notes at 101% of the respective Accreted Value (as defined in the indentures) thereof, or, in the case of any such repurchase on or after November 1, 2000 in the case of the 2005 Notes, on or after April 1, 2001 in the case of the 2006 Notes and on or after January 15, 2002 in the case of the 2007 Notes, 101% of the respective principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the date of repurchase. A Change of Control would occur if, among other things, any person or group, other than Mr. Pompliano, certain affiliates of FAC, ING or Huff and, in the case of the 2005 Indenture and 2006 Indenture, Mr. Kozak, acquires more than 35% of the total voting power of the Company.

     Each of the indentures contains certain covenants which, among other things, restrict the ability of ACSI and certain of its subsidiaries to incur additional indebtedness, pay dividends or make distributions in respect of ACSI's capital stock or make certain other restricted payments, create restrictions on the ability of certain subsidiaries to make distributions on their capital stock, create liens, enter into transactions with affiliates or related persons, sell assets, or consolidate, merge or sell all or substantially all of their assets.

     On June 11, 1997, the Company notified the trustee under each of the indentures governing the 2005 Notes and 2006 Notes that, as of June 10, 1997, it had approximately $13.0 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. As of June 30, 1997, the Company had approximately $17.4 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. These overdue amounts constituted Indebtedness of the Company, as that term is defined in each such indenture governing the 2005 Notes and 2006 Notes. The incurrence by the Company of such Indebtedness was not permitted under the 2005 Indenture and 2006 Indenture and, therefore, constituted an Event of Default (as defined under each of those indentures). The Company used a portion of the proceeds of the Unit Offering to pay in full all ordinary course trade accounts payable that were more than 60 days overdue to cure such Event of Default.

  The 2005 Notes

     The 2005 Notes mature on November 1, 2005. The yield on the 2005 Notes equals 13% per annum, computed on a semi-annual bond equivalent basis and calculated from November 9, 1995. The 2005 Notes will accrete at a rate of 13%, compounded semi-annually, to an aggregate principal amount of $190,000,000 by November 1, 2000. Cash interest will not accrue on the 2005 Notes prior to November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the rate of 13% per annum and will be payable in cash semi-annually on May 1 and November 1, commencing May 1, 2001. The 2005 Notes will be redeemable, at the option of ACSI at any time, in whole or in part, on or after November 1, 2000, at 110%, 106 2/3% and 103 1/3% of the principal amount for the twelve months following November 1, 2000, 2001 and 2002, respectively, plus accrued and unpaid interest, if any, to the date of redemption.

  The 2006 Notes

     The 2006 Notes mature on April 1, 2006. The yield on the 2006 Notes equals 12 3/4% per annum, computed on a semi-annual bond equivalent basis and calculated from March 21, 1996. The 2006 Notes will accrete at a rate of 12 3/4%, compounded semi-annually, to an aggregate principal amount of $120,000,000 by April 1, 2001. Cash interest will not accrue on the 2006 Notes prior to April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the rate of 12 3/4% per annum and will be payable in cash semi-annually on April 1 and October 1, commencing October 1, 2001. The 2006 Notes will be redeemable, at the option of ACSI at any time, in whole or in part, on or after April 1, 2001 at 106 3/8%, 104 1/4% and 102 1/8% of the principal amount for the twelve months following April 1, 2001, 2002 and 2003, respectively, plus accrued and unpaid interest, if any, thereon, to the date of repurchase.

  The 2007 Notes

     The 2007 Notes mature on July 15, 2007. The 2007 Notes bear interest at a rate of 13 3/4% per annum from July 23, 1997 payable semi-annually in cash on January 15, and July 15, commencing January 15, 1998. The Company placed approximately $70.0 million of the proceeds from the sale of the 2007 Notes, representing funds sufficient to pay the first five semi-annual interest payments on the 2007 Notes, into an escrow account to held by the escrow agent for the benefit of the holders of the 2007 Notes. The 2007 Notes are redeemable, at the option of the ACSI, in whole or in part, on or after July 15, 2002 at 106.875%, 105.156%, 103.438%, 101.719% and 100% of their principal amount for the twelve months following July 15, 2002, 2003, 2004, 2005 and 2006, respectively, plus accrued and unpaid interest, if any, thereon, to the date of repurchase. In addition, at any time on or prior to July 15, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount at maturity of the 2007 Notes with the net cash proceeds of one or more Equity Offerings (as defined in the 2007 Indenture), at a redemption price equal to 113.75% of the principal amount thereof; provided, however, that after giving effect to any such redemption, at least $143.0 million aggregate principal amount of the 2007 Notes remains outstanding.

                              SELLING STOCKHOLDERS

GENERAL


     The Selling Stockholders were issued the Options pursuant to written employment agreements and written option agreements between the Company and the Selling Stockholders. Anthony J. Pompliano is Chairman of the Board of Directors of the Company, Riley M. Murphy is Secretary, Executive Vice President and General Counsel of the Company. Each has a written employment agreement with the Company. For information concerning the Selling Stockholder's relationship with and compensation from the Company during the past three years, see "Management".



     The Selling Stockholders are entitled to certain rights to indemnification from the Company by virtue of their positions as directors and officers of the Company. For a description of such indemnification provisions, see
"Management -- Indemnification of Directors and Officers".


     In connection with the registration of the shares of Common Stock offered hereby, the Company will supply prospectuses to the Selling Stockholders.

STOCK OWNERSHIP


     The table below sets forth (i) the number of shares of Common Stock owned beneficially by each Selling Stockholder prior to the Offering, (ii) the number of shares of Common Stock being offered by each Selling Stockholder pursuant to this Prospectus, (iii) the number of shares to be owned beneficially upon completion of the offering and (iv) the percentage of outstanding Common Stock to be owned beneficially after completion of the offering.



                                                                                           PERCENTAGE OF
                                                                                            OUTSTANDING
                                              NUMBER OF                                   SHARES OF COMMON
                                               SHARES                  NUMBER OF SHARES     STOCK TO BE
                                             BENEFICIALLY                TO BE OWNED           OWNED
                                             OWNED PRIOR   NUMBER OF     BENEFICIALLY       BENEFICIALLY
                                                 TO         SHARES     AFTER COMPLETION   AFTER COMPLETION
SELLING STOCKHOLDER                          OFFERING(1)    OFFERED      OF OFFERING       OF OFFERING(1)
-------------------------------------------  -----------   ---------   ----------------   ----------------
Riley W. Murphy............................     193,752(2)   300,002(3)            0              0
Anthony J. Pompliano.......................   1,662,499(2) 1,849,928(4)            0              0
     Totals................................   1,856,251    2,149,930


---------------

(1) Based upon shares of Common Stock outstanding as of October 31, 1997.



(2) Beneficial ownership computed based upon the number of Options which were currently exercisable as of, or which will become exercisable within, 60 days after October 31, 1997 (the "Currently Exercisable Options").



(3) Includes 193,752 shares underlying Currently Exercisable Options.



(4) Includes 1,662,499 shares underlying Currently Exercisable Options.

                              PLAN OF DISTRIBUTION


     Shares of Common Stock issuable upon exercise of the Options may be sold pursuant to this Prospectus by the Selling Stockholders. These sales may occur in privately negotiated transactions or in the over-the-counter market through brokers and dealers as agents or to brokers and dealers as principals, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from the purchasers of the Common Stock for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. Certain of the Selling Stockholders may also sell certain of their shares of Common Stock pursuant to Rule 144 under the Securities Act. The Company has been advised by the Selling Stockholders that they have not made any arrangements relating to the distribution of the shares of Common Stock covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.


     Upon being notified by a Selling Stockholder that any material arrangement (other than a customary brokerage account agreement) has been entered into with a broker or dealer for the sale of shares through a block trade, purchase by a broker or dealer, or similar transaction, the Company will file a supplemented Prospectus pursuant to Rule 424(c) under the Securities Act disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), (e) if applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the Prospectus, as supplemented, and (f) any other facts material to the transaction.

     Certain of the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act by virtue of the number of shares of Common Stock to be sold or resold by such persons or entities or the manner of sale thereof, or both. If any of the Selling Stockholders, broker-dealers or other holders were determined to be underwriters, any discounts, concessions or commissions received by them or by brokers or dealers acting on their behalf and any profits received by them on the resale of their shares of Common Stock might be deemed underwriting discounts and commissions under the Securities Act. To comply with the securities laws of certain jurisdictions, if applicable, the shares of Common Stock offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions such shares of Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     The Selling Stockholders have represented to the Company that any purchase or sale of the Common Stock by them will be in compliance with the Exchange Act and any rules promulgated thereunder and they will not engage in any stabilization activity in connection with the distribution. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of the Company's Common Stock (the "Distribution") from directly or indirectly bidding for, or purchasing for any account in which he has a beneficial interest, any Common Stock or any right to purchase Common Stock, or attempting to induce any person to purchase Common Stock or rights to purchase Common Stock, for a period of one business day prior to and subsequent to completion of his participation in the Distribution (the "Distribution Period").

     During the Distribution Period, Rule 104 ("Rule 104") under Regulation M prohibits the Selling Stockholders and any other person engaged in the Distribution from engaging in any stabilizing bid or purchasing the Common Stock except for the purpose of preventing or retarding a decline in the open market price of the Common Stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the Selling Stockholders will be reoffering and reselling the Common Stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to the Common Stock.


     Generally, all expenses of the registration of the shares of Common Stock offered hereby will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Stockholder will pay all underwriting discounts and selling commissions, if any.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Dorsey & Whitney LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of American Communications Services, Inc. as of June 30, 1995 and 1996 and December 31, 1996, and for the years ended June 30, 1995 and 1996 and six months ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

     On April 21, 1995, pursuant to authorization of its Board of Directors and approval of its Audit Committee, the Company dismissed the firm of Coopers & Lybrand L.L.P. ("Coopers & Lybrand") as its auditors and retained KPMG Peat Marwick LLP ("KPMG Peat Marwick"). Coopers & Lybrand's report for each of the fiscal years ended June 30, 1993, and June 30, 1994, indicated uncertainties as to the Company's ability to continue as a going concern. However, Coopers & Lybrand's report for these years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles.

     During the fiscal years ended June 30, 1993, and June 30, 1994, and the subsequent interim periods immediately preceding the change in accountants, there were no disagreements with Coopers & Lybrand on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Coopers & Lybrand would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the Company's financial statements. During the fiscal years ended June 30, 1993, and June 30, 1994, and the subsequent interim periods immediately preceding the change in accountants, there were no reportable events (as that term is used in Regulation S-K, Item 304(a)(1)(v)(A) through (D) of the Exchange Act), except that at the March 30, 1994, meeting of the Audit Committee at which representatives of Coopers & Lybrand were present, Coopers & Lybrand communicated to the Audit Committee that through approximately August 1993, documentation of equity or other non-cash transactions and controls over cash were less than adequate. This matter was then discussed. The Company has authorized Coopers & Lybrand to respond fully to the inquiries of KPMG Peat Marwick concerning such reportable events.

                                    GLOSSARY

     ACCESS CHARGES -- The fees paid by IXCs to LECs for originating and terminating long distance calls on their local networks.

     ATM (ASYNCHRONOUS TRANSFER MODE) -- A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM switching was specifically developed to allow switching and transmission of mixed voice, data and video (sometimes referred to as "multi-media" information) at varying rates. The ATM format can be used by many different information systems, including LANs.

     BROADBAND -- Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

     CAP (COMPETITIVE ACCESS PROVIDER) -- A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs) and metropolitan area network providers (MANs) and were formerly referred to as alternative access vendors (AAVs).

     CATVS -- Cable television service providers.

     CENTRAL OFFICES -- The switching centers or central switching facilities of the LECs.

     CENTREX -- Centrex is a service that offers features similar to those of a Private Branch Exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value-added service that carriers can provide to a wide range of customers who do not have the size or the funds to support their own on-site PBX.

     CLEC (COMPETITIVE LOCAL EXCHANGE CARRIER) -- a CAP that also provides Switch Local Services such as local dial tone and centrex.

     CO-CARRIER STATUS -- A relationship between a CLEC and an ILEC that affords the same access and rights to the other's network, and provides access and services on an equal basis.

     COLLOCATION -- The ability of a CAP such as the Company to connect its network to the LEC's central offices. Physical collocation occurs when a CAP places its network connection equipment inside the LEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CAP to connect its network to the LEC's central offices at competitive prices, even though the CAP's network connection equipment is not physically located inside the central offices.

     DEDICATED LINES -- Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the LEC's public switched network).

     DEDICATED SERVICES -- Special access, switched transport and private line services generally offered by CAPs, including the Company.

     DIGITAL -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary code digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission and switching technologies offer a threefold improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video and data.

     DS-0, DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second.

     EBITDA -- Net income (loss) before net interest, income taxes, depreciation and amortization.

     FCC -- Federal Communications Commission.

     FIBER MILES -- The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "Route Miles" below.

     FIBER OPTICS -- Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has significantly greater bandwidth capacity than copper cable, which is many times greater in size.

     FIBER OPTIC RING NETWORK -- Most CAPs have built their networks in ring configurations in order to ensure that, if one segment of a network is damaged or cut, the traffic is simply re-routed and sent to its destination in the opposite direction. The Company uses a "self-healing" optical fiber ring architecture in its networks.

     FRAME RELAY -- Frame relay is a high-speed data packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56kbs to 1.5 mbs. This service is ideal for connecting LANs, but is not appropriate for voice and video applications due to the variable delays that can occur. Frame Relay was designed to operate at higher speeds on modern fiber optic networks.

     ILEC (INCUMBENT LOCAL EXCHANGE CARRIER) -- An incumbent carrier providing local exchange services.

     INTERCONNECTION DECISIONS -- Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC central offices to any CAP, long distance carrier or end-user seeking such interconnection for the provision of interstate special access and switched access transport services.

     INTERNET PROTOCOL (IP) -- A compilation of network- and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

     ISDN (INTEGRATED SERVICES DIGITAL NETWORK) -- An internationally agreed upon standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video-conferencing over a single line, for example, and also supports a multitude of value-added networking capabilities, reducing costs for end-users and results in more efficient use of available facilities. ISDN combines standards for highly flexible customers to network signaling with both voice and data within a common facility.

     ISP -- An Internet service provider provides customers with access to the Internet by linking its network directly or through other ISPs to the Internet backbone network.

     IXC (INTEREXCHANGE CARRIERS) -- See Long Distance Carrier.

     LANS (LOCAL AREA NETWORKS) -- The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

     LATAS (LOCAL ACCESS AND TRANSPORT AREAS) -- The geographically defined areas in which LECs are authorized by the MFJ to provide local switched services.

     LEC (LOCAL EXCHANGE CARRIER) -- A company providing local telephone services.

     LOCAL EXCHANGE AREAS -- A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

     LONG DISTANCE CARRIERS OR IXCS (INTEREXCHANGE CARRIERS) -- Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities. Long distance carriers include, among others, AT&T, MCI, Sprint, WorldCom and LCI, as well as resellers of long distance capacity.

     NAP -- Network Access Points are points where the national ISPs interconnect their networks, allowing a multitude of local and regional ISPs to exchange data and access the Internet globally.

     NODE -- An individual point of origination and termination of data on the network transported using frame relay or similar technology.

     OFF-NET -- A customer that is not physically connected to one of the Company's networks but who is accessed through interconnection with a LEC network.

     ON-NET -- A customer that is physically connected to one of the Company's networks.

     PBX (PRIVATE BRANCH EXCHANGE) -- A switching system within an office building which allows calls from outside to be routed directly to the individual instead of through a central number. This PBX also allows for calling within an office by way of four digit extensions. Centrex is a service which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

     PCS (PERSONAL COMMUNICATIONS SERVICE) -- A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

     POPS (POINTS OF PRESENCE) -- Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

     PRIVATE LINE -- A private, dedicated telecommunications connection between end-user locations (excluding long distance carrier POPs).

     RBOCS (REGIONAL BELL OPERATING COMPANIES) -- The seven local telephone companies established by the MFJ. These RBOCs are prohibited from providing interLATA services and from manufacturing telecommunications equipment.

     ROUTE MILES -- The number of miles of the telecommunications path in which fiber optic cables are installed as it would appear on a network map.

     SONET (SYNCHRONOUS OPTICAL NETWORK) -- A self-healing fiber optic ring that constitutes a local network.

     SPECIAL ACCESS SERVICES -- The lease of private, dedicated telecommunications lines or "circuits" along the network of a ILEC or a CAP (such as the Company), whose lines or circuit run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end-user to its long distance carrier POP. Special access services do not require the use of switches.

     SWITCH -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     SWITCHED ACCESS SERVICES -- The origination or termination of long distance traffic between a customer premise and an IXC POP via shared local trunks using a local switch.

     SWITCHED TRANSPORT SERVICES -- Transportation of switched traffic along dedicated lines between the LEC central offices and IXC POPs.

     SWITCHED TRAFFIC -- Telecommunications traffic along a switched network.

     VGE (VOICE GRADE EQUIVALENT CIRCUITS) -- A measure of service equivalent to one telephone line (64 kilobits of bandwidth) actually billed to a customer.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................    F-2
Consolidated Balance Sheets as of June 30, 1995 and 1996 and December 31, 1996........    F-3
Consolidated Statements of Operations for the Years Ended June 30, 1995 and 1996 and
  for the Six Months Ended December 31, 1996..........................................    F-5
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended June 30,
  1995 and 1996 and for the Six Months Ended December 31, 1996........................    F-6
Consolidated Statements of Cash Flows for the Years Ended June 30, 1995 and 1996 and
  for the Six Months Ended December 31, 1996..........................................    F-7
Notes to Consolidated Financial Statements............................................    F-8
Condensed Consolidated Balance Sheets (Unaudited) as of December 31, 1996 and June 30,
  1997................................................................................   F-22
Condensed Consolidated Statements of Operations (Unaudited) for the Three and Six
  Months Ended June 30, 1996 and 1997.................................................   F-23
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended
  June 30, 1996 and 1997..............................................................   F-24
Notes to Unaudited Condensed Consolidated Interim Financial Statements................   F-25

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
  AMERICAN COMMUNICATIONS SERVICES, INC.:

     We have audited the accompanying consolidated balance sheets of American Communications Services, Inc. and subsidiaries as of June 30, 1995 and 1996 and December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1995 and 1996 and the six months ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Communications Services, Inc. and subsidiaries as of June 30, 1995 and 1996 and December 31, 1996, and the results of their operations and their cash flows for the years ended June 30, 1995 and 1996 and for the six months ended December 31, 1996 in conformity with generally accepted accounting principles.

                                               /s/ KPMG PEAT MARWICK LLP
                                          --------------------------------------
                                          KPMG PEAT MARWICK LLP

Washington, D.C.
February 14, 1997

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                  JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996

                                                     JUNE 30,         JUNE 30,       DECEMBER 31,
                                                       1995             1996             1996
                                                    -----------     ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents (note 1)..............  $20,350,791     $134,115,981     $ 78,618,544
  Restricted cash (note 1)........................      752,000        2,342,152        2,342,152
  Trade accounts receivable, net of allowance for
     doubtful accounts of $8,600, $189,500, and
     $432,400 at June 30, 1995, June 30, 1996 and
     December 31, 1996, respectively..............      350,436          735,260        2,429,077
  Other current assets............................       92,325        1,003,465        1,202,711
                                                    -----------     ------------     ------------
Total current assets..............................   21,545,552      138,196,858       84,592,484
Networks, equipment and furniture, gross (note
  2)..............................................   15,897,562       80,147,964      144,403,123
Less: accumulated depreciation and amortization...     (330,272)      (3,408,698)      (8,320,372)
                                                    -----------     ------------     ------------
                                                     15,567,290       76,739,266      136,082,751
Deferred financing fees, net of accumulated
  amortization of $64,458, $732,775 and
  $1,070,670, at June 30, 1995, June 30, 1996 and
  December 31, 1996, respectively.................      292,113        8,334,183        8,380,283
Other assets......................................      222,010          329,584          982,649
                                                    -----------     ------------     ------------
Total assets......................................  $37,626,965     $223,599,891     $230,038,167
                                                    ===========     ============     ============
LIABILITIES, REDEEMABLE STOCK, OPTIONS AND
  WARRANTS, MINORITY INTEREST AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Notes payable -- current portion (note 4).......  $   146,083     $    252,809     $    872,031
  Accounts payable................................    3,843,167       21,317,346       33,587,407
  Accrued financing fees..........................    1,542,255               --               --
  Accrued employee costs..........................      836,509          774,262        2,057,187
  Other accrued liabilities.......................    1,269,484          886,692        2,074,945
                                                    -----------     ------------     ------------
Total current liabilities.........................    7,637,498       23,231,109       38,591,570
Long term liabilities:
  Notes payable, less current portion (notes 4 and
     6)...........................................    3,652,085      184,129,361      209,538,226
  Dividends payable (note 3)......................    1,070,985        4,942,313        6,945,943
                                                    -----------     ------------     ------------
Total liabilities.................................   12,360,568      212,302,783      255,075,739
                                                    -----------     ------------     ------------
Redeemable stock, options and warrants (notes 6, 9
  and 11).........................................    2,930,778        2,155,025        2,000,000
                                                    -----------     ------------     ------------
Minority interest (note 4)........................      194,402          160,270               --
                                                    -----------     ------------     ------------
Stockholders' equity (deficit) (notes 3, 4, 5 and
  6):
  Preferred stock, $1.00 par value, 186,664 shares
     designated as 9% Series A-1 Convertible
     Preferred Stock authorized, issued and
     outstanding at June 30, 1995, June 30, 1996
     and December 31, 1996, respectively,
     convertible into 7,466,560 shares of common
     stock (notes 3 and 4)........................      186,664          186,664          186,664

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                                                     JUNE 30,         JUNE 30,       DECEMBER 31,
                                                       1995             1996             1996
                                                    -----------     ------------     ------------
  Preferred stock, $1.00 par value, 277,500 shares
     authorized and designated as 9% Series B
     Convertible Preferred Stock; 227,500, 277,500
     and 277,500 shares issued and outstanding at
     June 30, 1995, June 30, 1996 and December 31,
     1996, respectively, convertible into
     9,910,704 shares of common stock (notes 3 and
     5)...........................................      227,500          277,500          277,500
  Common stock, $.01 par value, 75,000,000 shares
     authorized, 5,744,782, 6,645,691 and
     6,784,996 shares issued and outstanding at
     June 30, 1995, June 30, 1996 and December 31,
     1996, respectively (note 5)..................       56,827           65,837           67,850
     Additional paid-in capital...................   42,411,448       55,975,078       54,870,194
     Accumulated deficit..........................  (20,741,222)     (47,523,266)     (82,439,780)
                                                    -----------     ------------     ------------
Total stockholders' equity (deficit)..............   22,141,217        8,981,813      (27,037,572)
                                                    -----------     ------------     ------------
Commitments and contingencies (notes 1, 4, 6, 7,
  8, and 9).......................................
Total liabilities, redeemable stock, options and
  warrants, minority interest and stockholders'
  equity (deficit)................................  $37,626,965     $223,599,891     $230,038,167
                                                    ===========     ============     ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        FOR THE YEAR ENDED           FOR THE SIX
                                                   -----------------------------     MONTHS ENDED
                                                     JUNE 30,         JUNE 30,       DECEMBER 31,
                                                       1995             1996             1996
                                                   ------------     ------------     ------------
Revenues (note 1)................................  $    388,887     $  3,415,137     $  6,990,452
Operating expenses:
  Network development and operations.............     3,282,183        5,264,570        8,703,057
  Selling, general and administrative............     4,597,615       13,463,775       20,269,991
  Noncash stock compensation (note 6)............     6,419,412        2,735,845          549,645
  Depreciation and amortization..................       497,811        3,078,426        4,911,674
                                                   ------------     ------------     ------------
Total operating expenses.........................    14,797,021       24,542,616       34,434,367
Non-operating income (expenses):
  Interest and other income......................       217,525        4,409,733        2,757,461
  Interest and other expense (note 4)............      (170,095)     (10,476,904)     (10,390,330)
  Debt conversion expense (note 4)...............      (385,000)              --               --
                                                   ------------     ------------     ------------
Loss before minority interest....................   (14,745,704)     (27,194,650)     (35,076,784)
Minority interest................................        48,055          412,606          160,270
                                                   ------------     ------------     ------------
Net loss.........................................   (14,697,649)     (26,782,044)     (34,916,514)
Preferred stock dividends and accretion (note
  3).............................................    (1,070,985)      (3,871,328)      (2,003,630)
                                                   ------------     ------------     ------------
Net loss to common stockholders..................  $(15,768,634)    $(30,653,372)    $(36,920,144)
                                                   ============     ============     ============
Net loss per common share........................  $      (3.30)    $      (4.96)    $      (5.48)
                                                   ============     ============     ============
Average number of common shares outstanding......     4,771,689        6,185,459        6,733,759
                                                   ============     ============     ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED JUNE 30, 1995 AND 1996 AND THE SIX MONTHS ENDED DECEMBER 31,
                                      1996

                                                                                 SERIES A-1              SERIES B           COMMON
                                                       PREFERRED STOCK         PREFERRED STOCK        PREFERRED STOCK        STOCK
                                                    ---------------------    -------------------    -------------------    ---------
                                                    SHARES      AMOUNT       SHARES      AMOUNT     SHARES      AMOUNT      SHARES
                                                    ------    -----------    -------    --------    -------    --------    ---------
Balances at June 30, 1994........................    1,700    $ 1,700,000         --    $     --         --    $     --    2,755,005
Preferred Stock exchange (note 12)...............   (1,700)    (1,700,000)        --          --         --          --      548,387
Set par value for common stock (note 5)..........       --             --         --          --         --          --           --
Acquisition of Piedmont Teleport, Inc. (note
 13).............................................       --             --         --          --         --          --       62,000
Write-off of note receivable for common stock....       --             --         --          --         --          --           --
Series A Preferred private placement, net of
 related costs (note 3)..........................       --             --    186,664     186,664         --          --           --
Series B Preferred private placement, net of
 related costs (note 3)..........................       --             --         --          --    227,500     227,500           --
Issuance of put right obligations (notes 6 and
 9)..............................................       --             --         --          --         --          --           --
Cancelation of put right obligation (note 9).....       --             --         --          --         --          --           --
Warrant and stock option exercises and stock
 grant (note 6)..................................       --             --         --          --         --          --    2,379,390
Establish limitation on common stock put right
 obligation (note 6).............................       --             --         --          --         --          --           --
Series A Preferred Stock dividends accrued (note
 3)..............................................       --             --         --          --         --          --           --
Net loss.........................................       --             --         --          --         --          --           --
                                                    ------    -----------    -------    --------    -------    --------    ---------
Balances at June 30, 1995........................       --    $        --    186,664    $186,664    227,500    $227,500    5,744,782
Issuance of Series B-4 Preferred Stock (note
 3)..............................................       --             --         --          --     50,000      50,000           --
Issuance of detachable warrants (notes 4 and
 6)..............................................       --             --         --          --         --          --           --
Warrants and stock options exercised (note 6)....       --             --         --          --         --          --      900,909
Series A and B Preferred Stock dividends accrued
 (note 3)........................................       --             --         --          --         --          --           --
Cancelation of and adjustments to put right
 obligations (note 6)............................       --             --         --          --         --          --           --
Stock compensation expense.......................       --             --         --          --         --          --           --
Net loss.........................................       --             --         --          --         --          --           --
                                                    ------    -----------    -------    --------    -------    --------    ---------
Balances at June 30, 1996........................       --    $        --    186,664    $186,664    277,500    $277,500    6,645,691
Warrants and stock options exercised (note 6)....       --             --         --          --         --          --      139,305
Series A and B Preferred Stock dividends accrued
 (note 3)........................................       --             --         --          --         --          --           --
Accretion of consulting agreement credit to
 exercise price of warrants (note 9).............       --             --         --          --         --          --           --
Cancelation of and adjustments to put right
 obligations (note 6)............................       --             --         --          --         --          --           --
Stock compensation expense.......................       --             --         --          --         --          --           --
Net loss.........................................       --             --         --          --         --          --           --
                                                    ------    -----------    -------    --------    -------    --------    ---------
Balances at December 31, 1996....................       --    $        --    186,664    $186,664    277,500    $277,500    6,784,996
                                                    ======    ===========    =======    ========    =======    ========    =========

                                                                               NOTES
                                                                             RECEIVABLE                        TOTAL

                                                              ADDITIONAL     ON SALE OF                    STOCKHOLDERS'

                                                                PAID-IN        COMMON      ACCUMULATED        EQUITY

                                                   AMOUNT       CAPITAL        STOCK         DEFICIT         (DEFICIT)

                                                   -------    -----------    ----------    ------------    -------------

Balances at June 30, 1994........................  $    --    $ 1,080,566     $ (2,750)    $ (6,043,573)   $  (3,265,757)

Preferred Stock exchange (note 12)...............       --      1,700,000           --               --               --

Set par value for common stock (note 5)..........   33,033        (33,033)          --               --               --

Acquisition of Piedmont Teleport, Inc. (note
 13).............................................       --             --           --               --               --

Write-off of note receivable for common stock....       --         (2,750)       2,750               --               --

Series A Preferred private placement, net of
 related costs (note 3)..........................       --     15,009,461           --               --       15,196,125

Series B Preferred private placement, net of
 related costs (note 3)..........................       --     20,434,000           --               --       20,661,500

Issuance of put right obligations (notes 6 and
 9)..............................................       --        (53,303)          --               --          (53,303)

Cancelation of put right obligation (note 9).....       --        487,500           --               --          487,500

Warrant and stock option exercises and stock
 grant (note 6)..................................   23,794        349,030           --               --          372,824

Establish limitation on common stock put right
 obligation (note 6).............................       --      4,510,962           --               --        4,510,962

Series A Preferred Stock dividends accrued (note
 3)..............................................       --     (1,070,985)          --               --       (1,070,985)

Net loss.........................................       --             --           --      (14,697,649)     (14,697,649)

                                                   -------    -----------      -------     ------------     ------------

Balances at June 30, 1995........................  $56,827    $42,411,448     $     --     $(20,741,222)   $  22,141,217

Issuance of Series B-4 Preferred Stock (note
 3)..............................................       --      4,950,000           --               --        5,000,000

Issuance of detachable warrants (notes 4 and
 6)..............................................       --      8,684,000           --               --        8,684,000

Warrants and stock options exercised (note 6)....    9,010        289,360           --               --          298,370

Series A and B Preferred Stock dividends accrued
 (note 3)........................................       --     (3,871,328)          --               --       (3,871,328)

Cancelation of and adjustments to put right
 obligations (note 6)............................       --        775,753           --               --          775,753

Stock compensation expense.......................       --      2,735,845           --               --        2,735,845

Net loss.........................................       --             --           --      (26,782,044)     (26,782,044)

                                                   -------    -----------      -------     ------------     ------------

Balances at June 30, 1996........................  $65,837    $55,975,078     $     --     $(47,523,266)   $   8,981,813

Warrants and stock options exercised (note 6)....    1,393        175,945           --               --          177,338

Series A and B Preferred Stock dividends accrued
 (note 3)........................................       --     (2,003,630)          --               --       (2,003,630)

Accretion of consulting agreement credit to
 exercise price of warrants (note 9).............       --         18,750           --               --           18,750

Cancelation of and adjustments to put right
 obligations (note 6)............................      620        154,405           --               --          155,025

Stock compensation expense.......................       --        549,646           --               --          549,646

Net loss.........................................       --             --           --      (34,916,514)     (34,916,514)

                                                   -------    -----------      -------     ------------     ------------

Balances at December 31, 1996....................  $67,850    $54,870,194     $     --     $(82,439,780)   $ (27,037,572)

                                                   =======    ===========      =======     ============     ============


          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             FOR THE YEAR ENDED           FOR THE SIX
                                                                       ------------------------------     MONTHS ENDED
                                                                         JUNE 30,         JUNE 30,        DECEMBER 31,
                                                                           1995             1996              1996
                                                                       ------------     -------------     ------------
Cash flows from operating activities:
Net loss.............................................................  $(14,697,649)    $ (26,782,044)    $(34,916,514)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization......................................       497,811         3,078,426       4,911,674
  Interest deferral and accretion....................................            --        10,447,687      10,041,189
  Amortization of deferred financing fees............................       323,900           668,317         334,671
Provision for doubtful accounts......................................         8,570           180,940         242,915
Loss from impairment of assets.......................................            --                --         318,737
Loss attributed to minority interest.................................       (48,055)         (412,606)       (160,270)
Noncash compensation, consultants and other expenses.................     6,419,412         2,735,845         549,645
Accretion of consulting agreement credit to exercise price of
  warrants...........................................................            --                --          18,750
Noncash debt conversion expense......................................       385,000                --              --
Changes in operating assets and liabilities:
  Trade accounts receivable..........................................      (359,007)         (565,764)     (1,936,732)
  Restricted cash related to operating activities....................       200,000                --              --
  Other current assets...............................................       (92,325)         (911,140)       (199,246)
  Other assets.......................................................       (26,545)         (107,574)       (653,065)
  Accounts payable...................................................     3,170,885        17,474,179      12,270,061
  Accrued financing fees.............................................     1,542,255        (1,542,255)             --
  Accrued employee costs.............................................       719,333           (62,247)      1,282,925
  Other accrued liabilities..........................................     1,055,673          (382,792)      1,188,253
                                                                       ------------     -------------     ------------
Net cash (used in) provided by operating activities..................      (900,742)        3,818,972      (6,707,007)
                                                                       ------------     -------------     ------------
Cash flows from investing activities:
  Purchase of net assets of Piedmont Teleport, Inc...................       (19,135)               --              --
  Purchase of equipment and furniture................................      (306,454)       (2,966,987)     (1,827,119)
  Restricted cash related to network activities......................      (752,000)       (1,590,152)             --
  Network development costs..........................................   (14,996,303)      (57,889,227)    (62,746,777)
                                                                       ------------     -------------     ------------
Net cash used in investing activities................................   (16,073,892)      (62,446,366)    (64,573,896)
                                                                       ------------     -------------     ------------
Cash flows from financing activities:
  Issuance of notes payable..........................................     3,510,349       166,888,210      16,329,923
  Payment of deferred financing fees.................................      (310,175)       (8,710,387)       (380,771)
  Warrant and stock option exercises.................................       372,824           298,370         177,338
  Issuances of Series A Preferred Stock, net of offering costs and
    conversion of bridge financing...................................    10,962,046                --              --
  Issuances of Series B Preferred Stock, net of offering costs.......    20,661,500         5,000,000              --
  Issuance of warrants with 2005 Notes...............................            --         8,684,000              --
  Issuance of notes payable--stockholders............................       250,000                --              --
  Proceeds from sale of minority interest in subsidiaries............       242,457           378,474              --
  Payment of equipment financing.....................................            --                --        (343,024)
  Payments of notes payable--stockholders............................      (481,692)         (146,083)             --
  Payments of bridge notes...........................................    (1,000,000)               --              --
  Payments of secured note...........................................       (75,000)               --              --
  Payments of secured convertible notes..............................       (77,281)               --              --
                                                                       ------------     -------------     ------------
Net cash provided by financing activities............................    34,055,028       172,392,584      15,783,466
                                                                       ------------     -------------     ------------
Net (decrease) increase in cash and cash equivalents.................    17,080,394       113,765,190     (55,497,437)
Cash and cash equivalents, beginning of year.........................  $  3,270,397     $  20,350,791     $134,115,981
                                                                       ------------     -------------     ------------
Cash and cash equivalents, end of year...............................  $ 20,350,791     $ 134,115,981     $78,618,544
                                                                       ============     =============     ============
Supplemental disclosure of cash flow information--interest paid on
  all debt obligations...............................................  $    219,554     $      29,217     $    14,470
                                                                       ============     =============     ============
Supplemental disclosure of noncash investing and financing
  activities:
  Equipment financing................................................  $         --     $     343,024              --
                                                                       ============     =============     ============
  Dividends declared in connection with Series A Preferred Stock.....  $  1,070,985     $   3,871,328     $ 2,003,630
                                                                       ============     =============     ============
Bridge financing, secured convertible notes, and notes
  payable--stockholders converted to equity in connection with
  Offerings..........................................................  $  4,080,079     $          --     $        --
                                                                       ============     =============     ============
Cancellation of and adjustments to put right obligations.............  $   (487,500)    $    (775,753)    $  (155,025)
                                                                       ============     =============     ============
Write off of note receivable from sale of common stock...............  $      2,750     $          --     $        --
                                                                       ============     =============     ============
Preferred stock exchange.............................................  $  1,700,000     $          --     $        --
                                                                       ============     =============     ============
Purchase of Piedmont Teleport, Inc. for common stock and related put
  right obligation...................................................  $    192,303     $          --     $        --
                                                                       ============     =============     ============
Negotiation of right-of-way agreement for option discount............  $    201,000     $          --     $        --
                                                                       ============     =============     ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996

(1)  BASIS OF PRESENTATION AND RELATED MATTERS

  Fiscal Year

     Effective December 31, 1996, the Company changed its fiscal year from a twelve-month period ending June 30 to a twelve-month period ending December 31. The consolidated statements of operations, stockholders' equity (deficit) and cash flows are presented for the twelve month period ended June 30, 1995, the twelve month period ended June 30, 1996 and the six month period ended December 31, 1996.

     The Unaudited Condensed Consolidated Statement of Operations information for the six months ended December 31, 1995 is as follows:

        Revenues.......................................................  $    988,877
        Operating expenses.............................................     7,966,463
        Non-operating expenses.........................................     2,057,410
                                                                          -----------
        Loss before minority interest..................................    (9,034,996)
        Minority interest..............................................       155,861
                                                                          -----------
        Net loss.......................................................    (8,879,135)
        Preferred stock dividends and accretion........................    (1,854,495)
                                                                          -----------
        Net loss to common stockholders................................   (10,733,630)
                                                                          -----------
        Net loss per common share......................................         (1.82)
        Average number of common shares outstanding....................     5,900,606
                                                                          ===========

  Organization

     The consolidated financial statements include the accounts of American Communications Services, Inc. and its majority-owned subsidiaries (ACSI or the Company). As discussed in note 4 to the consolidated financial statements, all of the Company's subsidiaries are wholly owned with the exception of the Louisville, Fort Worth, El Paso, Greenville, and Columbia subsidiaries, in which the Company has a 92.75% controlling ownership interest. All material intercompany accounts and transactions have been eliminated in consolidation.

  Business and Operating Environment

     ACSI constructs and operates digital fiber optic networks and offers local telecommunications services to long distance companies and business and government end-users in selected target markets, principally in the southern United States. The Company provides nonswitched dedicated services, including special access, switched transport and private line services. In addition to these dedicated services, the Company is developing and has begun offering high speed data services to business, government and other communications carriers, including Internet service providers. The Company has also begun offering, on a limited basis, enhanced voice messaging services and plans to begin offering local switched voice services in the future. The Company is a competitive local exchange carrier and is referred to as a competitive access provider with respect to provision of dedicated services.

     To date, the Company has funded the construction of its networks and its operations with external financing. Prior to November 1995, the primary sources of funds were two Preferred Stock private offerings completed in October 1994 and June 1995 (see note 3), and a credit facility from AT&T Credit Corporation (see note 4). During the fiscal year ended June 30, 1996, the Company raised additional funds through an additional sale of Preferred Stock (see note 3), two private offerings of Senior Notes, one of which included detachable warrants and further borrowings under the AT&T Credit Corporation Credit Facility (see note
4).

                     AMERICAN COMMUNICATIONS SERVICES, INC.

     The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception has incurred significant net operating losses and negative cash flow. In accordance with the terms of its debt facilities the Company has also deferred payment of most of its interest charges. The Company's continued development, construction, expansion, operation and potential acquisition of local networks, as well as the further development of new services, including local switched voices and high-speed data services, will require substantial capital expenditures. The Company's ability to fund these expenditures is dependent upon the Company's raising substantial financing. To meet its remaining capital requirements and to fund operations and cash flow deficiencies, ACSI will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debtholders. Before incurring additional indebtedness, the Company may be required to seek additional equity financing to maintain balance sheet and liquidity ratios under certain of its debt instruments. There can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to successfully implement its growth strategy. Failure to raise sufficient capital could compel the Company to delay or abandon some or all of its plans or expenditures, which could have a material adverse effect on its business, results of operations and financial condition.

  Cash Equivalents and Restricted Cash

     Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's short and long-term debt securities and marketable equity securities are accounted for at market value. The fair market value of short- and long-term investments is determined based on quoted market prices for those investments. The Company's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to stockholders' equity (deficit).

     The Company's investments consist of commercial paper, U.S. Government Securities and money market instruments, all with original maturities of 90 days or less. The fair market value of such securities approximates amortized cost. At June 30, 1995 and 1996 and December 31, 1996, cash equivalents consists of government securities and overnight investments.

     The Company has provided performance bonds and letters of credit in various cities in connection with its operations, resulting in a restriction of cash amounting to $752,000, $2,342,000 and $2,342,000 at June 30, 1995, June 30, 1996
and December 31, 1996, respectively. The face amount of all bonds and letters of credits was approximately $6,200,000 as of December 31, 1996.

  Networks, Equipment and Furniture

     Networks, equipment and furniture are stated at cost less accumulated depreciation and amortization. Costs capitalized during the network development stage include expenses associated with network engineering, design and construction, negotiation of rights-of-way, obtaining legal and regulatory authorizations and the amount of interest costs associated with the network development.

     Provision for depreciation of networks, equipment and furniture is computed using the straight-line method over the estimated useful lives of the assets beginning in the month a network is substantially complete and available for use and equipment and furniture are acquired.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

     The estimated useful lives of the Company's principal classes of assets are as follows:

            Networks:
              Fiber optic cables and installation costs............        20 years
              Telecommunications equipment.........................       3-7 years
              Interconnection and collocation costs................      3-10 years
            Leasehold improvements.................................   Life of lease
            Furniture and fixtures.................................         5 years
            Capitalized network development costs..................      3-20 years

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  Deferred Financing Fees

     Deferred financing fees include commitment fees and other costs related to certain debt financing transactions and are being amortized using the effective interest method over the initial term of the related debt.

  Revenue Recognition

     Revenue is recognized as services are provided. Billings to customers for services in advance of providing such services are deferred and recognized as revenue when earned. The Company also enters into managed services agreements with certain customers. Under such agreements the Company provides use of Company owned equipment, collocation and network access services. Revenue is recognized on a monthly basis as these services are provided to the customer.

  Earnings (Loss) Per Common Share

     The computation of earnings (loss) per common share is based upon the weighted average number of common shares outstanding. The effect of including common stock options and warrants as common stock equivalents would be anti-dilutive and is excluded from the calculation of loss per common share.

  Income Taxes

     Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

  Reclassifications

     Certain reclassifications have been made to the June 30, 1995 and 1996 consolidated financial statements to conform to the December 31, 1996 presentation. Such reclassifications had no effect on net loss or total stockholders' equity (deficit).

  Stock Option Plan

     Prior to July 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On July 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosure for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

  Concentration of Credit Risk

     The Company receives a significant portion of its revenues from a small number of major customers, particularly the long distance telecommunications companies that service the Company's markets. For the years ended June 30, 1995 and June 30, 1996 and the six months ended December 31, 1996 approximately 85%, 60% and 40% of the Company's revenues were attributable to services provided to three, four and four of the largest long distance telecommunications companies, respectively. The loss of any one of these customers could have an adverse material impact on the Company's revenues.

     The Company provides managed services to certain Internet service providers. Such companies operate in a highly competitive and uncertain environment. Approximately 19% of the Company's revenues for the six months ended December 31, 1996 were attributed to these companies. At December 31, 1996, the Company had trade accounts receivable of $923,000 from Internet service providers. The Company also has approximately $4.5 million in equipment dedicated to providing service to these companies. The Company believes that, if necessary, this equipment could be redeployed throughout the Company's data network.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

(2)  NETWORKS, EQUIPMENT AND FURNITURE

     Networks, equipment and furniture consists of the following:

                                                      JUNE 30,        JUNE 30,       DECEMBER 31,
                                                        1995            1996             1996
                                                     -----------     -----------     ------------
Networks and telecommunications equipment..........  $15,570,450     $76,853,865     $139,129,495
Furniture and fixtures.............................      188,534       1,982,910        3,334,147
Computer software..................................       56,485         948,848        1,558,384
Leasehold improvements.............................       82,093         362,341          381,097
                                                     -----------     -----------     ------------
                                                      15,897,562      80,147,964      144,403,123
Less -- accumulated depreciation and
  amortization.....................................      330,272       3,408,698        8,320,372
                                                     -----------     -----------     ------------
Total, net of accumulated depreciation and
  amortization.....................................  $15,567,290     $76,739,266     $136,082,751
                                                     ===========     ===========     ============

     For the years ended June 30, 1995 and 1996, the Company capitalized interest of approximately $536,000 and $3,051,000, respectively. For the six months ended December 31, 1996, the Company capitalized interest of approximately $2,268,000.

(3)  PRIVATE PLACEMENTS

     In October 1994, the Company completed a private placement of its 9% Series A Convertible Preferred Stock, $1.00 par value (the "Series A Preferred Stock"). There were 138,889 shares issued for cash at $90 per share resulting in proceeds of $10,962,046, net of placement agent commissions and related placement fees and costs.

     In addition, bridge financing was converted and several other obligations were retired with proceeds of the offering. See note 4 to the consolidated financial statements. Further, as discussed in note 6 to the consolidated financial statements, certain parties obtained warrants to purchase shares of the Company's common stock. In June 1995, the Series A Preferred Stock was exchanged for an identical number of 9% Series A-1 Convertible Preferred Stock, $1.00 par value (the "Series A-1 Preferred Stock").

     In June 1995, the Company completed a private placement of its 9% Series B-1 Convertible Preferred Stock (the "Series B-1 Preferred"), 9% Series B-2 Convertible Preferred Stock (the "Series B-2 Preferred") and 9% Series B-3 Convertible Preferred Stock (the "Series B-3 Preferred"), each having a par value of $1.00 per share. There were 227,500 shares issued for cash at $100 per share with proceeds of $20,661,500, net of placement agent commissions and related placement fees and costs. In November 1995, 50,000 shares of 9% Series B-4 Convertible Preferred Stock (the "Series B-4 Preferred") were issued for cash of $100 per share resulting in proceeds of $5,000,000. The Series B-1 Preferred, the Series B-2 Preferred, the Series B-3 Preferred and the Series B-4 Preferred are hereafter collectively referred to as the "Series B Preferred Stock." The Series A-1 Preferred Stock and the Series B Preferred Stock are hereafter collectively referred to as the "Preferred Stock." Further, as discussed in note 6 to the consolidated financial statements, certain parties obtained warrants to purchase shares of the Company's common stock.

     The Company's Preferred Stock and common stock vote as a single class (except with respect to the election of directors and certain other transactions and matters) with the common stock entitled to one vote per share and the Preferred Stock entitled to one vote for each share of common stock into which it is convertible. At December 31, 1996, the outstanding Series A-1 Preferred Stock was convertible into 7,466,560 shares of common stock and the outstanding Series B Preferred Stock was convertible into 9,910,704 shares of common stock.

     Pursuant to the Company's certificate of incorporation, the board of directors is currently comprised of seven directors. The holders of common stock are entitled to elect four directors and the holders of the

                     AMERICAN COMMUNICATIONS SERVICES, INC.

Preferred Stock are entitled to elect three directors. In addition, certain transactions and matters require the consent of the holders of at least 75% of the shares of Preferred Stock voting as a separate class.

     Certain holders of the Company's Preferred Stock and common stock have entered into a Voting Rights Agreement pursuant to which such stockholders have agreed to vote their shares of Preferred Stock and common stock for the election of directors designated by the majority Preferred stockholders.

     In connection with its Series A-1 and Series B Preferred Stock, the Company has recorded approximately $1,071,000, $4,942,000 and $6,946,000 as of June 30, 1995, June 30, 1996 and December 31, 1996, respectively, as a reduction in additional paid-in capital, for the payment of anticipated dividends. The Company's certificate of incorporation requires the Company to accrue dividends, on a quarterly basis, at an annual rate of 9% of the face value of the Series A-1 and B Preferred Stock.

     Although the Board of Directors of the Company has not taken any formal action as of December 31, 1996, as a condition of the aforementioned provisions of the certificate of incorporation, the dividends have been deemed declared and properly reflected in the accompanying consolidated financial statements. Pursuant to the Company's certificate of incorporation, dividends accrued shall be paid cumulatively, beginning January 1, 1998, or earlier upon conversion. Upon a voluntary conversion on or before December 31, 1997, the Company shall, in lieu of accrued and unpaid dividends, issue promissory notes to the holders of the Preferred Stock. The Company expects to issue promissory notes to the holders on January 1, 1998 for dividends accrued, if conversion has not occurred, subject to restrictions included in the Senior Discount Note Indentures. Conversion may occur at any time at the holder's option or automatically, upon a certain qualifying issuance of common stock. As of December 31, 1996, no conversions had occurred.

(4)  DEBT

     Long-term debt consists of the following:

                                                      JUNE 30,        JUNE 30,       DECEMBER 31,
                                                        1995            1996             1996
                                                     ----------     ------------     ------------
Notes payable -- stockholders at 10-15%, maturing
  September 15, 1995...............................  $  146,083               --               --
AT&T Credit Corporation equipment and working
  capital financing facility.......................   3,652,085     $ 14,971,122     $ 30,183,264
2006 Senior Discount notes, interest at 12 3/4%,
  maturing April 1, 2006...........................          --       66,635,887       70,824,922
2005 Senior Discount notes, interest at 13%,
  maturing November 1, 2005........................          --      102,432,137      109,402,071
Secured equipment note payable, interest of 9.98%,
  payable in 36 equal monthly installments of
  $2,766, including interest commencing March 1,
  1996.............................................          --          343,024               --
                                                     ----------     ------------     ------------
Total long-term debt...............................   3,798,168      184,382,170      210,410,257
Less current portion...............................     146,083          252,809          872,031
                                                     ----------     ------------     ------------
                                                     $3,652,085     $184,129,361     $209,538,226
                                                     ==========     ============     ============

                     AMERICAN COMMUNICATIONS SERVICES, INC.

     Principal payments for each of the years from 1997 to 2001 and thereafter are due as follows at December 31, 1996:

                           YEAR ENDING DECEMBER 31,
            -------------------------------------------------------
            1997...................................................  $    872,031
            1998...................................................     1,190,150
            1999...................................................     2,124,721
            2000...................................................     3,250,483
            2001...................................................     4,618,260
            Thereafter.............................................   198,354,612
                                                                     ------------
                                                                     $210,410,257
                                                                     ============

  Notes Payable -- Stockholders

     At June 30, 1995, the Company had a total of $146,083 in notes payable to stockholders which matured and were repaid on September 14, 1995.

  AT&T Credit Corporation Equipment and Working Capital Financing Facility

     In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide financing for the development and construction of fiber optic networks by certain of the Company's subsidiaries. In accordance with the terms of the facility, the Company is obligated to use at least 10% of the borrowed funds for purchases of equipment manufactured by AT&T or its affiliates. Pursuant to the AT&T Credit Facility, during fiscal 1995 the Company's subsidiaries in Louisville, Fort Worth, Greenville and Columbia entered into loan agreements with AT&T Credit Corporation providing for up to $19.8 million in loans collateralized by the assets of such subsidiaries. As of June 30, 1995, an aggregate of approximately $3.7 million had been borrowed under these agreements. Subsequent to June 30, 1995, the Company's subsidiary in E1 Paso entered into a separate loan agreement with AT&T Credit Corporation pursuant to the AT&T Credit Facility providing for up to an aggregate of approximately $5.5 million in loans collateralized by its assets. During the fiscal year ended June 30, 1996, the existing loan agreements were amended to increase the aggregate credit available under such agreements to $31.2 million. As of June 30, 1996 and December 31, 1996, outstanding borrowings under the AT&T Credit Facility totaled approximately $15 million and $30 million, respectively, including accrued interest of approximately $1.4 million and $2.7 million, respectively. Interest rates currently applicable to the loans range from 11.93% to 14.47%.

     The loans under the AT&T Credit Facility are collateralized by all of the assets of the respective borrowing subsidiary, including its installed fiber optic system and other equipment. The principal is payable in 28 consecutive quarterly installments, beginning with the ninth quarter after the date of the loan. The principal may be prepaid in certain circumstances, and must be prepaid along with a premium in other circumstances. Interest is due quarterly. At the borrowing subsidiary's option, the interest rate may be fixed or variable. The borrowing subsidiary has a one-time option to convert all variable rate loans to fixed rate loans. Upon certain events of default, additional interest ranging from 2% to 4% will become payable. Interest may generally be deferred so long as it would not cause the outstanding principal balance to exceed the commitment amounts for Capital Loans and for Equipment Loans (as defined in the loan documents). To date, the Company has elected to defer all interest due under the loans. In addition, the AT&T Credit Facility includes covenants, some of which impose certain restrictions on the Company and its restricted subsidiaries including restrictions on the declaration or payment of dividends, the conduct of certain activities, certain capital expenditures, the creation of additional liens or indebtedness, the disposition of assets, transactions with affiliates and extraordinary corporate transactions. The AT&T Credit Facility imposes restrictions on the ability of those subsidiaries of ACSI that incur indebtedness thereunder to transfer funds to ACSI in the form of dividends or

                     AMERICAN COMMUNICATIONS SERVICES, INC.

other distributions. The AT&T Credit Facility also imposes restrictions on the ability of such subsidiaries to raise capital by incurring additional indebtedness. These restrictions could limit ACSI's ability to meet its obligations with respect to the 2005 and 2006 Senior Discount Notes.

     Pursuant to the AT&T Credit Facility, AT&T Credit Corporation purchased 7.25% of the outstanding capital stock of each of the Company's operating subsidiaries for which it provided financing. The Company was required to pledge its interest in these subsidiaries to AT&T Credit Corporation as a condition to each loan. Under certain circumstances, this pledge agreement also restricts the Company's ability to pay dividends on its capital stock.

  2005 Senior Discount Notes and 2006 Senior Discount Notes

     On November 14, 1995, the Company completed an offering of 190,000 Units (the "Units") consisting of $190,000,000 principal amount of 13% Senior Discount Notes due 2005 (the "2005 Notes") and warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share (the "Warrants"). The 2005 Notes will accrete at a rate of 13% compounded semi-annually to an aggregate principal amount of $190,000,000 by November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the annual rate of 13% and will be payable in cash semi-annually. The Company received net proceeds of approximately $96,105,000 from the sale of the Units. The value ascribed to the Warrants was $8,684,000.

     On March 21, 1996, the Company completed an offering of $120,000,000 of 12 3/4% Senior Discount Notes due 2006 (the "2006 Notes") resulting in net proceeds of approximately $61,800,000. The 2006 Notes will accrete at a rate of 12 3/4% compounded semi-annually, to an aggregate principal amount of $120,000,000 by April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the annual rate of 12 3/4% and will be payable in cash semi-annually on April 1 and October 1, commencing on October 1, 2001. The 2006 Notes will mature on April 1, 2006.

     The 2005 Notes and 2006 Notes (collectively the "Notes") are general, unsubordinated and unsecured obligations of the Company. The Company's subsidiaries have no obligation to pay amounts due on the Notes and do not guarantee the notes. Therefore, the Notes are effectively subordinated to all liabilities of ACSI's subsidiaries, including trade payables. Any rights of the Company and its creditors, including the holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiaries will be subject to the prior claims of that subsidiary's creditors.

     The Notes are subject to certain covenants which, among other things, restrict the ability of ACSI and certain of its subsidiaries to incur additional indebtedness, pay dividends or make distributions.

  Debt Conversion

     On June 28, 1994, the Company issued a total of $4,300,720 principal of its 15 percent convertible bridge notes due December 31, 1994, including $1,300,720 issued to then existing stockholders. During 1995, the holders of $3,300,720 of these convertible bridge notes converted the notes plus accrued interest thereon of $35,754 into 37,073 shares of Series A Preferred Stock. The remaining $1,000,000 principal amount was retired by cash payment from the proceeds of the Series A Preferred Stock private offering (see note 3). The Company recorded noncash debt conversion expense of $231,000 associated with the related unamortized financing fees.

     At June 30, 1994, the Company had outstanding loans from affiliates with an aggregate principal balance of $606,640, which were notes secured by certain assets of the Company. These loans bore interest at 15% per annum and had a scheduled maturity date of December 31, 1994.

     In October 1994, the holders of $529,359 principal amount of these notes, plus accrued interest thereon of $29,368, converted the notes into 7,924 shares of Series A Preferred Stock. The remaining principal on the

                     AMERICAN COMMUNICATIONS SERVICES, INC.

secured convertible notes of $77,281 was retired by a cash payment from the proceeds of the Series A Preferred Stock private offering (see note 3). The Company recorded noncash debt conversion expense of $154,000 equal to the premium to induce conversion.

     In August 1994, the Company borrowed $250,000, at a rate of 15% per annum from an affiliate that was payable on demand. In October 1994, this note was converted into 2,778 shares of Series A Preferred Stock.

(5)  STOCKHOLDERS' EQUITY (DEFICIT)

  Common Stock

     In fiscal 1995, the Company established a par value of $.01 for its issued and outstanding common stock.

  Preferred Stock

     Pursuant to the Series B Preferred Stock offerings, as described in note 3, four classes of Series B Preferred Stock have been designated and issued. The composition of the Series B Preferred Stock at December 31, 1996 is as follows:

    Preferred Stock, $1.00 par value, 100,000 shares designated as 9% Series
      B-1 Convertible Preferred Stock authorized, issued and outstanding......  $100,000
    Preferred Stock, $1.00 par value, 102,500 shares designated as 9% Series
      B-2 Convertible Preferred Stock authorized, issued and outstanding......   102,500
    Preferred Stock, $1.00 par value, 25,000 shares designated as 9% Series
      B-3 Convertible Preferred Stock authorized, issued and outstanding......    25,000
    Preferred Stock, $1.00 par value, 50,000 shares designated as 9% Series
      B-4 Convertible Preferred Stock authorized, issued and outstanding......    50,000
                                                                                --------
    Total.....................................................................  $277,500
                                                                                ========

(6)  STOCK OPTIONS AND STOCK PURCHASE WARRANTS

     The Company has a stock option plan which provides for the granting of options to officers, employees, directors and consultants of the Company to purchase shares of its common stock within prescribed periods.

     In 1994, the Company entered into employment agreements with five executive officers. Pursuant to the agreements, as amended, such officers have been granted options to purchase an aggregate of 4,149,834 shares of common stock of the Company at exercise prices ranging from $.875 to $3.40 per share. The options vest at various dates as specified in the employment agreements with 4,069,834 of the options vesting on specific dates ranging from November 1, 1993 to November 4, 2001, and 80,000 of such options which vested upon the occurrence of certain specified performance milestones. When the employment of these individuals with the Company terminates, these individuals have the right to sell certain of their shares to the Company (the put right) for a price equal to fair market value. On June 26, 1995, the employment agreements were amended to limit the purchase price paid by the Company pursuant to the put right to a maximum of $2,500,000, which amount is subject to further reductions based on the employees' sales of stock. During the year ended June 30, 1996, the limit was further reduced to $2,000,000.

     The Company has also issued 500,000 options to a supplier to purchase stock at 90% of the fair value at the date of exercise. Such options give the supplier the right to sell the stock acquired back to the Company at fair value under certain circumstances. None of the options have been exercised to date and they expire in December, 1997.

     The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, compensation cost has been recognized for its stock option plans based on the intrinsic value of the option at the date of grant. The compensation cost that has been charged against income was

                     AMERICAN COMMUNICATIONS SERVICES, INC.

approximately $6.4 million, $2.7 million and $550,000 for the years ended June 30, 1995 and June 30, 1996 and for the six months ended December 31, 1996, respectively. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates consistent with the method of FASB Statement 123 for all options granted after June 30, 1995, and the intrinsic value for all options granted prior to July 1, 1995, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                                        SIX
                                                    YEAR ENDED      MONTHS ENDED
                                                     JUNE 30,       DECEMBER 31,
                                                       1996             1996
                                                   ------------     ------------
Net loss                  As reported:.........    $(26,782,044)    $(34,916,514)
                          Pro forma:...........     (27,533,636)     (36,828,677)
Loss per common share     As reported:.........           (4.96)           (5.48)
                          Pro forma:...........           (5.08)           (5.77)

     Pro forma net loss reflects compensation cost under SFAS No. 123 only for options granted for the year ended June 30, 1996 and for the six months ended December 31, 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the vesting period and compensation cost under SFAS No. 123 for options granted prior to July 1, 1995 is not considered.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended June 30, 1996 and the six months ended December 31, 1996, respectively: dividend yield of 0% for both periods; expected volatility of 50% and 50%, risk-free interest rates of 5.97% and 6.4% and expected lives of 4.74 and 4.37 years.

     A summary of the status of the Company's stock options as of June 30, 1995, June 30, 1996 and December 31, 1996 and changes during the period ending on those dates is presented below:

                                                          YEARS ENDED                    SIX MONTHS ENDED
                                           -----------------------------------------    ------------------
                                              JUNE 30, 1995         JUNE 30, 1996       DECEMBER 31, 1996
                                           -------------------    ------------------    ------------------
                                                     WEIGHTED-              WEIGHTED-             WEIGHTED-
                                                      AVERAGE               AVERAGE               AVERAGE
                                           SHARES    EXERCISE     SHARES    EXERCISE    SHARES    EXERCISE
                                           (000)       PRICE      (000)      PRICE      (000)      PRICE
                                           ------    ---------    ------    --------    ------    --------
Outstanding at beginning of year.........    859       $2.22      5,042      $ 1.72     6,095      $ 2.21
Granted..................................  4,283        1.64      1,228        4.30     1,433        9.45
Exercised................................     --          --       (105)       2.46       (48)       2.02
Forfeited................................   (100)       2.51        (70)       3.57       (23)       3.54
                                           -----                  -----                 -----
Outstanding at end of year...............  5,042        1.72      6,095        2.21     7,457        3.60
Options exercisable at year-end..........  2,387                  3,461                 4,140
Weighted-average fair value of options
  granted during the year................  $1.16                  $3.35                 $5.95

                     AMERICAN COMMUNICATIONS SERVICES, INC.

     The following table summarizes information about fixed stock options at December 31, 1996:

                                           OPTIONS OUTSTANDING
                                 ---------------------------------------
                                                 WEIGHTED-                    OPTIONS EXERCISABLE
                                                  AVERAGE      WEIGHTED-    -----------------------
                                   NUMBER        REMAINING      AVERAGE       NUMBER       WEIGHTED-
           RANGE EXERCISABLE     OUTSTANDING    CONTRACTUAL    EXERCISE     EXERCISABLE    AVERAGE
            EXERCISE PRICE       AT 12/31/96       LIFE          PRICE      AT 12/31/96     PRICE
        -----------------------  -----------    -----------    ---------    -----------    --------
        $0.875 to 2.25.........   4,038,777     2.2 years       $  1.46      3,596,275      $ 1.35
        2.80 to 4.78...........   1,672,974        3.4             3.31        496,058        3.21
        6.00 to 9.375..........   1,662,000        4.7             8.53         47,500        6.00
        15.00..................      83,334        4.9            15.00             --          --
                                  ---------      --------         -----      ---------       -----
        $0.875 to 15.00........   7,457,085        3.1             3.60      4,139,833        1.64

     During fiscal years ended June 30, 1995 and 1996, in connection with the Series A-1 and Series B Preferred Stock private placements and related bridge note conversions, warrants for 4,367,078 shares of common stock were issued at prices ranging from $.01 to $3.10. In fiscal 1996, as part of the issuance of the 2005 Notes, detachable warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share were issued. These warrants include certain anti-dilution provisions.

     At December 31, 1996, unexercised warrants outstanding are as follows:

                                                              NUMBER       PRICE PER SHARE
                                                             ---------     ---------------
        Series A and Series B Preferred Stock placements...  1,474,836       $0.01-3.10
        2005 Senior Discount Notes offering................  2,432,000         7.15
        Other..............................................    865,000       0.01-9.68
                                                             ---------      -----------
        Total..............................................  4,771,836       $0.01-9.68
                                                             =========      ===========

     The gross proceeds that would be received by the Company on the exercise of all outstanding options and warrants is approximately $53,400,000.

(7)  COMMITMENTS AND CONTINGENCIES

  Certain Agreements

     The Company has signed nonexclusive license agreements with various utility and inter-exchange carrier companies, including an affiliate of one of the country's three largest long distance carriers, to install and maintain fiber cable systems for the Company's use for periods up to 15 years or more, upon exercising of extensions available to the parties. Under these agreements, the Company has use of these rights-of-way for its telecommunications systems, and may be entitled to certain payments for providing telecommunications service, subject to its satisfactory performance of certain agreed upon requirements.

  Retirement Plan

     On February 1, 1996, the Company began sponsoring the American Communications Services, Inc. 401(k) Plan (the "Plan"), a defined contribution plan. All individuals employed on February 1, 1996 were eligible to participate. Participation to all other employees is available after three months of full-time equivalent service. The Company contributions under the Plan are discretionary and may be as much as 6% of an employee's gross compensation subject to certain limits. Total expense under the Plan amounted to approximately $30,000 and $95,000 for the year ended June 30, 1996 and for the six months ended December 31, 1996, respectively.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

  Legal Proceedings

     On July 24, 1996, the Company was named as a codefendant in a lawsuit arising from a personal injury sustained during the construction of one of its networks. At the time of the incident giving rise to the lawsuit, the plaintiff was an employee of a subcontractor hired by the Company's general contractor for the construction project. The lawsuit seeks recovery from the Company and the general contractor of at least $25 million plus punitive damages. The Company, the general contractor, and the Company's insurance carrier have begun investigations into the facts surrounding the incident and intend to defend against this suit vigorously. In addition, the Company is a party to certain litigation and regulatory proceedings arising in the ordinary course of business.

     In the opinion of management, based upon the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

(8)  LEASES

     The Company is obligated under various noncancelable operating leases for office and node space as well as office furniture. The minimum future lease obligations under these noncancelable operating leases as of December 31, 1996 are approximately as follows:

                            YEAR ENDING DECEMBER 31,                    AMOUNT
            --------------------------------------------------------  -----------
            1997....................................................  $ 3,980,000
            1998....................................................    4,320,000
            1999....................................................    4,560,000
            2000....................................................    4,051,000
            2001....................................................    3,078,000
            Thereafter..............................................   13,640,000
                                                                      -----------
                                                                      $33,629,000
                                                                      ===========

     Rent expense for the years ended June 30, 1995 and June 30, 1996 and for the six months ended December 31, 1996 was approximately $200,000, $1,166,000 and $1,700,000, respectively.

(9)  RELATED-PARTY TRANSACTIONS

     In October 1993, the Company executed a financial consulting and advisory agreement with a related party for a period of six months. In consideration, the related party received warrants to purchase 300,000 shares of ACSI common stock exercisable at $.875 per share if a future equity financing was successfully completed. The related party had the right to resell the shares to ACSI for $2.50 per share two years from the date of the agreement. At June 30, 1994, the Company provided an accrual of $487,500 for this redemption privilege at the redemption price net of the exercise price. In June 1995, the Company's obligations to repurchase the shares were assumed by a stockholder of the Company. Accordingly, as of June 30, 1995, the $487,500 share value has been transferred from redeemable stock, options, and warrants to additional paid-in-capital.

     On June 16, 1994, the Company entered into a financial consulting agreement for capital raising activities with an entity controlled by significant stockholders of the Company. Under this agreement, the Company paid $153,750 for consulting services rendered through the date of the agreement relating to placement of the Convertible Bridge Notes. Additionally, the Company agreed to pay a $7,500 monthly consulting fee for a two year period beginning on the closing date of the first private placement. During the six months ended

                     AMERICAN COMMUNICATIONS SERVICES, INC.

December 31, 1996 and the years ended June 30, 1996 and 1995, the Company paid $22,500, $90,000 and $67,500 under this arrangement, respectively.

     Effective July 1, 1994, the Company engaged SGC Advisory Services, Inc. ("SGC") as a financial and business consultant for three years. SGC is an affiliate of a former director of the Company. Pursuant to the agreement, the Company will compensate SGC as follows: (1) a monthly fee of $5,000; and (2) options to purchase up to 50,000 shares of the Company's Common Stock which vest on July 1, 1997, and are exercisable on or before July 1, 1999. At the end of each month of the term of the agreement, SGC earns a credit against the exercise price of those options equal to 1/36th of the exercise price. The shares issued upon exercise of the options will be priced at $2.25 per share and the shares issued will have piggy back registration rights.

(10) INCOME TAXES

     Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

                                                                               DECEMBER
                                                    JUNE 30,     JUNE 30,         31,
                                                      1995         1996          1996
                                                   ----------   -----------   -----------
        Deferred tax assets:
          Capitalized start-up and other costs...  $4,163,941   $ 3,733,898   $ 3,972,981
          Stock options--noncash compensation....   2,768,488     3,848,128     4,085,146
          Net operating loss carryforwards.......   1,149,755    12,181,162    31,310,726
          Other accrued liabilities..............     454,391       496,634       964,786
                                                   ----------   -----------   -----------
        Total gross deferred assets..............   8,536,575    20,259,822    40,333,639
          Less: valuation allowance..............   8,291,380    18,304,754    31,990,518
                                                   ----------   -----------   -----------
        Net deferred tax assets..................     245,195     1,955,068     8,343,121
        Deferred tax liabilities--fixed assets
          depreciation and amortization..........     245,195     1,955,068     8,343,121
                                                   ----------   -----------   -----------
        Net deferred tax assets (liabilities)....          --            --            --
                                                   ==========   ===========   ===========

     The valuation allowance for deferred tax assets as of July 1, 1994 was $2,375,327. The net change in the total valuation allowance for the years ended June 30, 1995 and June 30, 1996 and for the six months ended December 31, 1996 was an increase of $5,916,053, $10,013,374 and $13,685,764, respectively. The valuation allowances at June 30, 1996 and December 31, 1996 are a result of the uncertainty regarding the ultimate realization of the tax benefits related to the deferred tax assets. The utilization of the tax benefits associated with net operating losses of approximately $80,000,000 at December 31, 1996 is dependent upon the Company's ability to generate future taxable income. The net operating loss carryforward period expires commencing in 2008 through the year 2012. Further, as a result of certain financing and capital transactions, an annual limitation on the future utilization of the net operating loss carryforward may have occurred.

     No income tax provision has been provided for the years ended June 30, 1995 and June 30, 1996 and the six months ended December 31, 1996 as the aforementioned deferred tax assets have provided no tax benefit.

(11)  ACQUISITION

     On September 12, 1994 the Company executed a Stock Purchase Agreement with Piedmont Teleport, Inc. under which the Company acquired certain assets, liabilities, and certain right-of-way agreements for $20,000 in cash and the issuance of 62,000 shares of the Company's common stock. The Company accounted for the acquisition as a purchase and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at September 12, 1994. The seller had the right to put these shares back to the Company on November 1, 1996 for a price of $2.50 per share. Accordingly, this

                     AMERICAN COMMUNICATIONS SERVICES, INC.

obligation was recorded as redeemable stock until November 1996 at which time it was reclassed to additional paid in capital.

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following notes summarize the major methods and assumptions used in estimating the fair value of financial instruments:

  Cash and Cash Equivalents

     The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

  Letters of Credit

     The fair value of the Letters of credit is based on fees currently charged for similar agreements.

  Short-Term and Long-Term Debt

     The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues if available or based on the present value of expected cash flows at rates currently available to the Company for borrowings with similar terms.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 were:

                                                                            1996
                                                                ----------------------------
                                                                  CARRYING          FAIR
                                                                   VALUE           VALUE
                                                                ------------    ------------
    Cash and cash equivalents (including restricted cash)...      80,960,696      80,960,696
    Letters of credit.......................................              --          25,000
    Long-term debt..........................................     210,410,259     208,583,264

(13)  SUBSEQUENT EVENT

     On January 17, 1997, the Company acquired 100% of the outstanding capital stock of Cybergate, Inc. in exchange for 1,030,000 shares of common stock plus up to an additional 150,000 shares if certain performance goals are achieved. Cybergate, a Florida based Internet services provider, delivers high-speed data communications services. The acquisition will be recorded using the purchase method of accounting.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                ($ IN THOUSANDS)

                                                                 DECEMBER 31,   SEPTEMBER 30, 1997
                                                                     1996          (UNAUDITED)
                                                                 ------------   ------------------
Assets
Current Assets
  Cash and cash equivalents....................................  $     78,619        $149,874
  Restricted cash..............................................         2,342          29,570
  Accounts receivable, net.....................................         2,429          10,703
  Other current assets.........................................         1,203           3,742
                                                                 -------------  -------------
     Total current assets......................................        84,592         193,889
                                                                 -------------  -------------
Networks, furniture and equipment, gross.......................       144,403         250,363
     (less: Accumulated depreciation)..........................        (8,320)        (23,358)
                                                                 -------------  -------------
                                                                      136,083         227,005
Deferred financing fees........................................         8,380          26,034
Restricted cash, less current portion..........................            --          45,375
Goodwill (net of accumulated amortization).....................            --           7,546
Other assets...................................................           982             756
                                                                 -------------  -------------
     Total assets..............................................  $    230,038        $500,605
                                                                 -------------  -------------
Liabilities, Redeemable Stock, Options and Warrants and
  Stockholders' Equity
Current Liabilities
  Accounts payable.............................................  $     33,587        $  8,589
  Accrued liabilities..........................................         4,132          14,586
  Notes payable -- current portion.............................           872           1,446
                                                                 -------------  -------------
     Total current liabilities.................................        38,591          24,621
                                                                 -------------  -------------
Long Term Liabilities
  Notes payable................................................       209,538         449,507
  Other Long Term Liabilities..................................            --             267
  Dividends payable............................................         6,946              --
                                                                 -------------  -------------
     Total liabilities.........................................       255,075         474,395
                                                                 -------------  -------------
Redeemable stock, options and warrants.........................         2,000          53,793
                                                                 -------------  -------------
Stockholders' Equity/(Deficit)
  Preferred stock, $1.00 par value, 186,664 shares authorized and designated as 9% Series A-1 Convertible Preferred
     Stock, 186,664 and 0 shares, respectively, issued and
     outstanding...............................................           187               0
  Preferred stock, $1.00 par value, 277,500 shares designated as 9% Series B Convertible Preferred Stock, authorized,
     277,500 and 0, respectively, issued and outstanding.......           278               0
  Common Stock, $0.01 par value, 75,000,000 shares authorized,
     6,784,996 and 35,926,902 shares, respectively, issued and
     outstanding...............................................            68             364
  Additional paid-in-capital...................................        54,870         134,133
  Accumulated deficit..........................................       (82,440)       (162,080)
                                                                 -------------  -------------
Total stockholders' equity/(deficit)...........................       (27,037)        (27,583)
                                                                 -------------  -------------
Total Liabilities, Redeemable Stock, Options and Warrants and
  Stockholders' Equity/(deficit)...............................  $    230,038        $500,605
                                                                 -------------  -------------

  See accompanying notes to unaudited condensed consolidated interim financial statements

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      ($ IN THOUSANDS, EXCEPT SHARE DATA)

                                          FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                                        -------------------------------     -------------------------------
                                        SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                            1996              1997              1996              1997
                                        -------------     -------------     -------------     -------------
                                                                    (UNAUDITED)
Revenues..............................   $      2,812      $    16,055       $      5,239      $    35,847
Operating Expenses
  Network, development and
     operations.......................          3,709           10,642              6,052           28,668
  Selling, general and
     administrative...................          5,674           18,156             16,060           47,975
  Non-cash compensation expense.......            174              500              1,706            1,324
  Depreciation and amortization.......          2,401            6,621              4,717           16,077
                                          -----------       ----------        -----------       ----------
Total Operating Expenses..............         11,958           35,919             28,535           94,044
Loss from operations..................         (9,146)         (19,864)           (23,296)         (58,197)
Non-operating income/expenses
  Interest and other income...........         (1,460)          (2,815)            (5,093)          (3,893)
  Interest and other expense..........          6,011           12,915             13,653           25,336
                                          -----------       ----------        -----------       ----------
Net loss before minority interest.....        (13,697)         (29,964)           (31,856)         (79,640)
Minority interest.....................             96                0                353                0
                                          -----------       ----------        -----------       ----------
Net loss..............................        (13,601)         (29,964)           (31,503)         (79,640)
Preferred stock
  dividends/accretion.................          1,007            2,489              3,024            3,584
                                          -----------       ----------        -----------       ----------
Net loss to common stockholders.......   $    (14,608)     $   (32,453)      $    (34,527)     $   (83,224)
                                          -----------       ----------        -----------       ----------
Net loss per common/common equivalent
  share...............................   $      (2.18)     $     (0.90)      $      (5.22)     $     (3.45)
                                          -----------       ----------        -----------       ----------
Average number of common/common
  equivalent shares outstanding.......      6,703,579       36,228,568          6,613,543       24,139,630
                                          -----------       ----------        -----------       ----------

  See accompanying notes to unaudited condensed consolidated interim financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                        FOR THE NINE MONTHS ENDED
                                                                      -----------------------------
                                                                      SEPTEMBER 30,   SEPTEMBER 30,
                                                                          1996            1997
                                                                      -------------   -------------
                                                                               (UNAUDITED)
Cash Flow from Operating Activities
Net Loss............................................................    $ (31,503)      $ (79,640)
Adjustments to reconcile net loss to net cash used in operating activities
  Depreciation and amortization.....................................        4,311          15,610
  Interest deferral and accretion...................................       13,182          19,268
  Amortization of deferred financing fees...........................        1,074           1,767
  Provision for doubtful accounts...................................          177           1,236
  Loss attributable to minority interest............................         (353)             --
  Noncash compensation..............................................        1,706           1,324
  Changes in operating assets and liabilities:
     Restricted cash related to operating activities................        1,360          (2,603)
     Trade accounts receivable......................................       (1,491)         (9,509)
     Other current assets...........................................       (1,651)         (2,540)
     Other assets...................................................          246             226
     Accounts payable...............................................        5,657         (24,998)
     Accrued financing fees.........................................       (1,542)             --
     Other accrued liabilities......................................        1,337          10,455
                                                                        ---------        --------
Net cash used in operating activities...............................       (7,490)        (69,404)
                                                                        ---------        --------
Cash flows from investing activities
  Restricted cash related to network activities.....................       (2,300)             --
  Purchase of furniture and equipment...............................           --          (8,216)
  Investment in marketable securities and other.....................       63,422              --
  Network development costs.........................................      (78,528)        (95,635)
                                                                        ---------        --------
Net cash used in investing activities...............................      (17,406)       (103,851)
                                                                        ---------        --------
Cash flows from financing activities
  Issuance of notes payable.........................................       73,913           1,492
  Issuance of common stock..........................................           --          40,702
  Issuance of Redeemable Preferred Stock and warrants...............           --          70,855
  Issuance of Senior Notes..........................................           --         220,000
  Issuance of Series B Preferred Stock..............................          275              --
  Payment of notes payable..........................................           --          (1,134)
  Payment of deferred financing fees................................       (4,211)        (19,421)
  Restricted cash related to financing activities...................           --         (70,000)
  Warrant and stock option exercises................................          390           2,016
                                                                        ---------        --------
Net cash flow provided by financing activities......................       70,367         244,510
                                                                        ---------        --------
Net increase in cash and cash equivalents...........................       45,471          71,255
Cash and cash equivalents -- beginning of period....................       57,348          78,619
                                                                        ---------        --------
Cash and cash equivalents -- end of period..........................    $ 102,819       $ 149,874
                                                                        =========        ========
Supplemental disclosure of cash flow information
  Dividends declared with preferred stock...........................    $   3,024       $   3,584
                                                                        =========        ========
  Decrease in accrued redeemable warrant cost.......................    $     505       $      --
                                                                        =========        ========
  Increase in goodwill..............................................    $      --       $   8,119
                                                                        =========        ========

  See accompanying notes to unaudited condensed consolidated interim financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                          INTERIM FINANCIAL STATEMENTS

NOTE 1:  BASIS OF PRESENTATION

     Effective December 31, 1996, the Company changed its fiscal year from a twelve month period ended June 30, to a twelve month period ended December 31. The consolidated financial statements include the accounts of American Communications Services, Inc. ("ACSI" or the "Company") and its majority-owned subsidiaries. All of the Company's subsidiaries are wholly owned with the exception of the Louisville, Fort Worth, El Paso, Greenville and Columbia subsidiaries, in which the Company has a 92.75% ownership interest. All material intercompany accounts and transactions have been eliminated in consolidation.

     The consolidated balance sheet as of September 30, 1997, the consolidated statements of earnings for the three and nine months ended September 30, 1997 and 1996, and the consolidated statements of cash flows for the nine months ended September 30, 1997 and 1996 have been prepared by the Company, without audit. In the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 1997, and for all periods presented, have been made. Certain amounts in the consolidated statements have been reclassified to conform to the 1997 presentation. Operating results for the three and nine months ended September 30, 1997 are not necessarily indicative of the operating results for the full year.

     Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the related notes included in the Company's 1996 annual report to shareholders.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

  Cash Equivalents and Restricted Cash

     Pursuant to Statement of Financial Accounting Standard No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities", the Company's short- and long-term debt securities and marketable equity securities are accounted for at market value. The fair market value of short- and long-term investments is determined based on quoted market prices for those investments. The Company's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to stockholders' equity (deficit).

     The Company's investments consist of commercial paper, U.S. Government Securities and money market instruments. Commercial paper has maturities of 90 days or less. The fair market value of such securities approximates amortized cost. At December 31, 1996 and September 30, 1997, cash equivalents consists of government securities and overnight investments.

     The Company has provided performance bonds and letters of credit in various cities in connection with its operations, resulting in a restriction of cash amounting to $2.3 million and $4.9 million at December 31, 1996 and September 30, 1997, respectively. In addition, at September 30, 1997, the Company has approximately $70 million of cash restricted to fund the first five interest payments of its 13 3/4% Senior Notes due 2007 issued in July 1997 (the "2007 Notes") resulting in total restricted cash of $74.9 million, of which $29.6 million has been classified as current. The face amount of all bonds and letters of credits was approximately $6.2 million as of December 31, 1996, and $8.3 million as of September 30, 1997.

  Networks, Equipment and Furniture

     Networks, equipment and furniture are stated at cost less accumulated depreciation and amortization. Costs capitalized include expenses associated with network engineering, design and construction, negotiation

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  INTERIM FINANCIAL STATEMENTS -- (CONTINUED)

of rights-of-way, obtaining legal and regulatory authorizations and the amount of interest costs associated with the network development.

     Provision for depreciation of networks, equipment and furniture is computed using the straight-line method over the estimated useful lives of the assets beginning in the month a network is substantially complete and available for use and equipment and furniture are acquired.

     The estimated useful lives of the Company's principal classes of assets are as follows:

            Networks:
              Fiber optic cables and installation costs...........  20 years
              Telecommunications equipment........................  3-7 years
              Interconnection and collocation costs...............  3-10 years
              Leasehold improvements..............................  Life of lease
              Furniture and fixtures..............................  5 years
              Capitalized network development costs...............  3-20 years

  Deferred Financing Fees

     Deferred financing fees include commitment fees and other costs related to certain debt financing transactions and are being amortized using the effective interest method over the initial term of the related debt.

  Revenue Recognition

     Revenue is recognized as services are provided. Billings to customers for services in advance of providing such services are deferred and recognized as revenue when earned. The Company also enters into managed services agreements with certain customers. Under such agreements the Company provides use of Company owned equipment, collocation and network access services. Revenue is recognized on a monthly basis as these services are provided to the customer.

  Earnings (Loss) Per Common Share

     The computation of earnings (loss) per common share is based upon the weighted average number of common shares outstanding. The effect of including common stock options and warrants as common stock equivalents would be anti-dilutive and is excluded from the calculation of loss per common share.

  Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

  Concentration of Credit Risk

     The Company receives a significant portion of its revenues from a small number of major customers, particularly the long distance telecommunications companies that service the Company's markets. The Company provides managed services to certain Internet service providers. Such companies operate in a highly competitive and uncertain environment.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  INTERIM FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3:  FINANCING ACTIVITIES

     To date, the Company has funded the construction of its networks and its operations with external financings, as described below.

AT&T CREDIT FACILITY

     In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation has agreed to provide up to $31.2 million in financing for the development and construction of fiber optic local networks by five of the Company's subsidiaries. In connection with each loan made under the AT&T Credit Facility, AT&T Credit Corporation purchased 7.25% of the capital stock of the funded subsidiary, and ACSI pledged the other shares and the assets of the subsidiary to AT&T Credit Corporation as security for the loan. As of June 30, 1997, an aggregate of $31.2 million had been borrowed under these agreements. Principal amounts payable on the AT&T Credit Facility during 1997 are approximately $872,000.

     The Company has entered into negotiations with AT&T Capital Corporation to roll-up the five existing loan agreements comprising the AT&T Credit Facility into one loan agreement to be entered into with the Company, and to be secured by the existing assets of the Company (including the stock, but not the assets, of certain of the Company's subsidiaries) (the "New AT&T Facility"). The Company expects the New AT&T Facility to otherwise be on terms substantially similar to those of the existing AT&T Credit Facility. The maximum aggregate amount of credit available under the proposed New AT&T Facility will not exceed $35.0 million as defined by the Company's existing indentures. AT&T Credit Corporation has issued to each of the Company's Subsidiaries that are parties to the AT&T Credit Facility a waiver through November 30, 1997, of compliance by such subsidiaries with certain covenants contained therein. Such covenants are not expected to be included in the New AT&T Facility.

9% SERIES A CONVERTIBLE PREFERRED STOCK

     In October 1994, the Company completed the private placement of 186,664 shares of its 9% Series A Convertible Preferred Stock, par value $1.00 per share (which was later exchanged for Series A-1 Preferred Stock that was converted into 7,466,560 shares of Common Stock simultaneous with the completion of the Offering) with accompanying warrants to purchase an aggregate of 2,674,506 shares of Common Stock, for an aggregate consideration of $16.8 million (before deduction of estimated offering expenses), including the conversion of $4.3 million of outstanding debt. Of the warrants sold in October 1994, warrants to acquire 1,491,222 shares of Common Stock were exercised by a principal stockholder for an aggregate exercise price of approximately $100,000. The Series A Preferred Stock was converted into an aggregate of 7,350,160 shares of common stock simultaneously with the completion of the April Offering discussed below.

9% SERIES B CONVERTIBLE PREFERRED STOCK

     In June 1995, the Company completed a private placement of 227,500 shares of its Series B Preferred Stock with accompanying warrants to purchase an aggregate of 1,584,303 shares of Common Stock, for an aggregate consideration of $22.8 million. In addition, in November 1995, the Company completed a private placement of 50,000 shares of its Series B Preferred Stock together with the exercise of accompanying warrants to purchase 214,286 shares of Common Stock to a principal stockholder for an aggregate consideration of $4.7 million. The Series B Preferred Stock was converted into an aggregate of 9,910,704 shares of Common Stock simultaneously with the completion of the April Offering discussed below.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  INTERIM FINANCIAL STATEMENTS -- (CONTINUED)

2005 SENIOR DISCOUNT NOTES (2005 NOTES)

     On November 14, 1995, the Company completed an offering of 190,000 Units (the "Units") consisting of $190,000,000 principal amount of 13% Senior Discount Notes due 2005 (the "2005 Notes") and warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share (the "2005 Warrants"). The 2005 Notes will accrete at a rate of 13% compounded semi-annually to an aggregate principal amount of $190,000,000 by November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the annual rate of 13% and will be payable in cash semi-annually on November 1 and May 1, commencing May 1, 2001. The Company received net proceeds of approximately $96,105,000 from the sale of the Units. The value ascribed to the 2005 Warrants was $8,684,000.

2006 SENIOR DISCOUNT NOTES (2006 NOTES)

     On March 21, 1996, the Company completed an offering of $120,000,000 of 12-3/4% Senior Discount Notes due 2006 (the "2006 Notes") resulting in net proceeds of approximately $61,800,000. The 2006 Notes will accrete at a rate of 12-3/4% compounded semi-annually, to an aggregate principal amount of $120,000,000 by April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the annual rate of 12-3/4% and will be payable in cash semi-annually on April 1 and October 1, commencing on October 1, 2001. The 2006 Notes will mature on April 1, 2006.

ACQUISITION

     On January 17, 1997, the Company acquired 100% of the outstanding stock of Cybergate in exchange for 1,030,000 shares of Common Stock plus up to an additional 150,000 shares if certain performance goals are met. The acquisition has been accounted for using the purchase method and, therefore, the Company's consolidated financial statements include the results of operations of Cybergate from the date of acquisition. The purchase price of $8,755,000 plus transaction expenses of approximately $500,000 has been allocated to assets and liabilities acquired based on their fair values and goodwill of approximately $8,400,000 has been recorded. The goodwill is being amortized on a straight line basis over a ten year period.

COMMON EQUITY (APRIL OFFERING)

     On April 15, 1997, the Company consummated the issuance and sale of 5,060,000 shares of Common Stock (inclusive of the May 14, 1997 exercise by the underwriters of their overallotment option) at a price per share of $5.00 in an underwritten public offering, and the issuance and sale directly to certain of its principal stockholders of 3,600,000 shares of Common Stock at a purchase price of $4.70 per share (together, the "April Offering"). Total net proceeds to the Company from the April Offering were approximately $40 million.

     In addition, the Company recently completed additional financings, described below.

14-3/4% REDEEMABLE PREFERRED STOCK (UNIT OFFERING)

     On July 10, 1997, the Company consummated the private placement of 75,000 units, (the "Unit Offering"), consisting of its 14-3/4% Redeemable Preferred Stock due 2008 (the "Redeemable Preferred Stock") and warrants to purchase shares of common stock. The Company received net proceeds of approximately $67 million from the sale of these units. Each unit includes a warrant to purchase
80.318 shares of ACSI common stock subject to an increase of 22.645 additional shares of common stock in the event that the Company fails to raise net proceeds of at least $50 million through the issuance and sale of its qualified capital stock on or before December 31, 1998. Dividends on the Redeemable Preferred Stock will accrue from the date of issuance, are cumulative and will be payable in arrears on March 31, June 30, September 30 and December 31, commencing September 30, 1997. Dividends may be paid, at the Company's option, on any dividend payment date either in cash or by the issuance of additional shares of preferred stock, provided

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  INTERIM FINANCIAL STATEMENTS -- (CONTINUED)

however, that after June 30, 2002, to the extent and for so long as the Company is not precluded from paying cash dividends on the Redeemable Preferred Stock by the terms of any then outstanding indebtedness or any other agreement or instrument to which the Company is subject, the Company shall pay the dividends in cash. The company is required to redeem all the Redeemable Preferred Stock outstanding on June 30, 2008 at a redemption price equal to 100.00% of the liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of redemption.

2007 SENIOR NOTES (2007 NOTES)

     On July 18, 1997, the Company completed the private placement of $220 million of 13-3/4% Senior Notes due 2007. The Company received net proceeds of approximately $209 million from the sale of the 2007 Notes, of which, approximately $70 million has been placed in escrow solely to fund the first five interest payments or otherwise for the benefit of the holders of the 2007 Notes. The 2007 Notes bear interest at 13 3/4% compounded semi-annually in arrears, payable on January 15 and July 15 each year, commencing on January 15, 1998. The notes mature on July 15, 2007. The 2007 Notes will not be redeemable at the option of the Company prior to July 15, 2002, except that any time prior to July 15, 2000, the Company may redeem up to 35% of the aggregate principal amount of the 2007 Notes with the net proceeds from one or more equity offerings of the Company, at a redemption price equal to 113.75% of the aggregate principal amount thereof on the date of the redemption, subject to other conditions.

12 3/4% JUNIOR REDEEMABLE PREFERRED STOCK

     On October 16, 1997, the Company completed the private placement of $150 million of 12 3/4% Junior Redeemable Preferred Stock due 2009 ("Junior Redeemable Preferred Stock"). The Company received net proceeds of approximately $145.6 million. Dividends on the Junior Redeemable Preferred Stock will accrue from the date of issuance, are cumulative and will be payable quarterly, in arrears, on January 15, April 15, July 15 and October 15 of each year commencing January 15, 1998. Dividends may be paid, at the Company's option, on any dividend payment date, either in cash or by the issuance of additional shares of Junior Redeemable Preferred Stock with an aggregate liquidation preference equal to the amount of such dividends; provided; however, that after October 15, 2002, to the extent and for so long as the Company is not precluded from paying cash dividends on the Junior Redeemable Preferred Stock by the terms of any agreement or instrument governing any of its then outstanding indebtedness, the Company shall pay dividends in cash. The Company is required to redeem all the Junior Redeemable Preferred Stock outstanding on October 15, 2009 at a redemption price equal to 100% of the liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of redemption.

NOTE 4:  NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128 (FAS 128), "Earnings Per Share," which is required to be adopted for annual financial statement periods ending after December 15, 1997. Earlier application is not permitted. FAS 128 requires companies to change the method currently used to compute earnings per share and to restate all prior periods. While the Company does not know precisely the impact of adopting FAS No. 128, the Company does not expect that the adoption will have a material effect on the Company's consolidated financial statements.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 129 (FAS 129), "Disclosure of Information about Capital Structure." The Company is required to adopt the provisions of this Statement for fiscal years ending after December 15, 1997. This Statement continues the previous requirement to disclose certain information about an entity's capital structure found in APB Opinions No. 10, "Omnibus
Opinion -- 1966," No. 15, "Earnings per Share," and FASB Statement No. 47, "Disclosure of Long-Term Obligations," for entities that were subject to the requirements of those

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                  INTERIM FINANCIAL STATEMENTS -- (CONTINUED)

standards. As the Company has been subject to the requirements of each of those standards, adoption of FAS No. 129 will have no impact on the Company's financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (FAS No. 130), "Reporting Comprehensive Income." FAS No. 130 established standards for the reporting and display of comprehensive income and its components in the financial statements. The Company is required to adopt the provisions of the Statement for fiscal years beginning after December 15, 1997. Earlier application is permitted; however, upon adoption the Company will be required to reclassify previously reported annual and interim financial statements. The Company believes that the disclosure of comprehensive income in accordance with the provisions of FAS No. 130 will not impact the manner of presentation of its financial statements as currently and previously reported.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (FAS No. 131), "Disclosure about Segments of an Enterprise and Related Information." FAS No. 131 requires the Company to present certain information about operating segments and related information, including geographic and major customer data, in its annual financial statements and in condensed financial statements for interim periods. The Company is required to adopt the provisions of the Statement for fiscal years beginning after December 15, 1997. Earlier application is permitted; however, upon adoption the Company will be required to restate previously reported annual segment and related information in accordance with the provisions of FAS No.
131. The Company has not completed its analysis of the impact on the financial statements that will be caused by the adoption of this Statement.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER OR THEIR RESPECTIVE AGENTS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF NOR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Additional Information................    i
Documents Incorporated By Reference...    i
Summary...............................    1
Risk Factors..........................    8
Use of Proceeds.......................   19
Capitalization........................   20
Unaudited Pro Forma Condensed
  Consolidated Financial Data.........   21
Selected Consolidated Financial
  Data................................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   35
Management............................   52
Certain Transactions..................   61
Principal Stockholders................   62
Description of Certain Indebtedness...   63
Selling Stockholders..................   66
Plan of Distribution..................   67
Legal Matters.........................   68
Experts...............................   68
Change in Independent Public
  Accountants.........................   68
Glossary..............................   69
Index to Financial Statements.........  F-1


======================================================

======================================================

                 ---------------------------------------------
                                   PROSPECTUS
                 ---------------------------------------------

                                      LOGO

                                   2,149,930

                            ------------------------
                            SHARES OF COMMON STOCK,
                                 PAR VALUE $.01
                               DECEMBER   , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.



     The following documents previously filed with the SEC (File No. 0-25314) are hereby incorporated by reference into this Prospectus:



          (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996;



          (ii) the Company's Annual Report on Form 10-KSB/A for the fiscal year ended June 30, 1996;



          (iii) the Company's Transition Report on Form 10-KSB for the fiscal period from July 1, 1996 to December 31, 1996;



          (iv) the Company's Transition Report on Form 10-KSB/A for the fiscal period from July 1, 1996 to December 31, 1996;



          (v) the Company's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, June 30 and September 30, 1997;



          (vi) the Company's Current Reports on Form 8-K, dated January 8, 1997, January 9, 1997, February 7, 1997, July 29, 1997, October 24, 1997 and November 7, 1997; and



          (vii) the description of the Company's Common Stock contained in its registration statement on Form 8-A filed with the SEC on December 23, 1994, including any amendments or reports filed for the purpose of updating such description.



All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering shall be deemed to be incorporated by reference herein and shall be part hereof from the date of filing thereof.



ITEM 4.  DESCRIPTION OF SECURITIES.



     Not Applicable.



ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.



     Not Applicable.



ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Second Restated Certificate of Incorporation provides that a director of the Company will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability, (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The Second Restated Certificate of Incorporation and the Amended and Restated By-laws further provide that directors and officers of the Company (as well as agents and employees of the Company at the discretion of the Board) shall, to the fullest extent authorized by the DGCL or any other applicable laws then in effect, be indemnified against liabilities arising from their service as directors and officers. The Company has entered into indemnification agreements with each of its executive officers and directors to reimburse them for certain liabilities incurred in connection with the performance of their fiduciary duties.

     Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.


     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.



     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.



     Not Applicable.



ITEM 8.  EXHIBITS.



                                                                                     INCORPORATION
EXHIBIT NO.                                DESCRIPTION                                BY REFERENCE
-----------   ---------------------------------------------------------------------  --------------
    5.1       Opinion of Dorsey & Whitney LLP. ....................................          0
   23.1       Consent of KPMG Peat Marwick LLP. ...................................        (o)
   23.2       Consent of Dorsey & Whitney LLP (included in Exhibit 5.1) ...........        (o)
   24.1       Power of Attorney. ..................................................        (o)



---------------


(o) Filed herewith.

ITEM 9. UNDERTAKINGS.


     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made hereunder, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

             provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) The undersigned registrant hereby undertakes that:

          (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or

     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (l) For purposes of determining any liability under the Securities Act, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under rule 424(b)(1), or (4) or 497(h) under the Securities Act (sec.sec.230.424(b)(1), (4) or 230.497(h)) as part of this registration statement as of the time the Commission declared it effective.

     (j) For purposes of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING FORM S-8 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ANNAPOLIS JUNCTION, STATE OF MARYLAND, ON THIS 22ND DAY OF DECEMBER, 1997.


                                          AMERICAN COMMUNICATIONS SERVICES,
                                          INC.,
                                          Registrant


                                          By:       /s/ JACK E. REICH


                                            ------------------------------------
                                             President, Chief Executive Officer
                                                         and Director

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack E. Reich and David L. Piazza and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


               SIGNATURE                                TITLE                       DATE
----------------------------------------  ---------------------------------  ------------------


        /s/ ANTHONY J. POMPLIANO                   Chairman of the            December 22, 1997
----------------------------------------         Board of Directors
          Anthony J. Pompliano
           /s/ JACK E. REICH                 President, Chief Executive       December 22, 1997
----------------------------------------               Officer
             Jack E. Reich                          and Director
                                            (Principal Executive Officer)

          /s/ DAVID L. PIAZZA                  Chief Financial Officer        December 22, 1997
----------------------------------------      (Principal Financial and
            David L. Piazza                      Accounting Officer)

                                                      Director                December   , 1997
----------------------------------------
          George M. Middlemas

           /s/ EDWIN M. BANKS                         Director                December 22, 1997
----------------------------------------
             Edwin M. Banks

               SIGNATURE                                TITLE                       DATE
----------------------------------------  ---------------------------------  ------------------


      /s/ CHRISTOPHER L. RAFFERTY                     Director                December 22, 1997
----------------------------------------
        Christopher L. Rafferty

         /s/ BENJAMIN P. GIESS                        Director                December 22, 1997
----------------------------------------
           Benjamin P. Giess

        /s/ OLIVIER L. TROUVEROY                      Director                December 22, 1997
----------------------------------------
          Olivier L. Trouveroy

----------------------------------------              Director                December   , 1997
             Peter C. Bentz

                                 EXHIBIT INDEX


                                                                                            SEQUENTIALLY
                                                                            INCORPORATION     NUMBERED
EXHIBIT NO.                           DESCRIPTION                           BY REFERENCE        PAGE
-----------   ------------------------------------------------------------  -------------   ------------
    5.1       Opinion of Dorsey & Whitney LLP                                     (o)
   23.1       Consent of KPMG Peat Marwick LLP.                                   (o)
   23.2       Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).          (o)
   24.1       Power of Attorney (included on page II-7).                          (o)


---------------

(o)Filed herewith.